ALBANY INTERNATIONAL








2024

ANNUAL REPORT AND 10-K

ALBANY INTERNATIONAL

5,400
EMPLOYEES

30
FACILITIES

13
COUNTRIES

OUR STRATEGY
Focus on markets in which we have the basis for sustainable competitive advantage through the application of advanced materials science and significant investments in talent and technology delivering exceptional value to our customers.

OUR OBJECTIVE
Maintain and grow the market leadership position and profitability of both our Machine Clothing business, and our Albany Engineered Composites business. Leverage our materials science capabilities to develop new markets and applications.

OUR INVESTMENT PROPOSITION
- Industry leader in Machine Clothing with proprietary solutions delivering predictable and strong free cash flow.[1]
- Highly attractive & differentiated composites business with ample opportunity to grow both near and long-term.
- Long history of strong balance sheet, solid execution, and prudent capital management.

Albany International is a leading developer and manufacturer of engineered components, using advanced materials processing and automation capabilities, with two core businesses.

- Machine Clothing is the world's leading producer of custom-designed, consumable belts essential for the manufacture of paper, paperboard, tissue and towel, pulp, non-wovens and a variety of other industrial applications.
- Albany Engineered Composites is a growing designer and manufacturer of advanced materials-based engineered components for demanding aerospace applications, supporting both commercial and military platforms.

Albany International is headquartered in Rochester, New Hampshire, operates 30 facilities in 13 countries, employs approximately 5,400 people worldwide, and is listed on the New York Stock Exchange (Symbol: AIN). Additional information about the Company and its products and services can be found at www.albint.com.

[1]Free Cash Flow, a non-GAAP measure is defined as Net cash provided by operating activities – Capital expenditures. For 2024: $218.4 million - $81.2 million = $137.2 million

FINANCIAL HIGHLIGHTS

2024
US $ million, except per share data

	Q1	Q2	Q3	Q4
Net Sales	$313.3	$332.0	$298.4	$286.9
Albany Engineered Composites	$128.1	$138.4	$115.4	$98.8
Machine Clothing	$185.2	$193.6	$183.0	$188.1
EBIT	$39.0	$42.9	$25.2	$24.3
Net income attributable to the Company	$27.3	$24.6	$18.0	$17.7
Earnings per share - basic	$0.87	$0.79	$0.58	$0.57
Earnings per share - diluted	$0.87	$0.79	$0.57	$0.56
Adjusted earnings per share - diluted	$0.90	$0.89	$0.80	$0.58

YEARS ENDED DEC 31
US $ million, except per share data

	2020	2021	2022	2023	2024
Albany Engineered Composites	$327.7	$310.2	$425.4	$477.1	$480.7
Machine Clothing	$573.0	$619.0	$609.5	$670.8	$749.9
Total Net Sales	$900.6	$929.2	$1,034.9	$1,147.9	$1,230.6
Albany Engineered Composites	$69.9	$55.9	$77.5	$92.2	$55.7
Machine Clothing	$301.1	$322.5	$312.3	$331.6	$346.0
Gross Profit	$371.1	$378.4	$389.8	$423.7	$401.8
EBIT	$166.1	$178.0	$181.0	$167.9	$131.4
Net income attributable to the Company	$98.6	$118.5	$95.8	$111.1	$87.6
Earnings per share - basic	$3.05	$3.66	$3.06	$3.56	$2.81
Earnings per share - diluted	$3.05	$3.65	$3.04	$3.55	$2.80
Adjusted Earnings per share - basic	$3.72	$3.57	$3.89	$4.06	$3.18

LETTER TO SHAREHOLDERS

My fellow shareholders;

2024 has been a year where Albany International focused on laying the foundation for long-term future growth. We have assembled a strong and experienced leadership team across the businesses that has maintained our focus on operational execution, while building out our capabilities in materials science and fostering a healthy and lasting company culture rooted in new company values and behaviors. At the same time we have delivered strong financial results in 2024 with robust free cash flow generation and a stellar balance sheet that will enable us to execute on our long-term strategic priorities.

OPERATIONAL EXECUTION

Our Machine Clothing (MC) segment again delivered an outstanding year. This performance was against the backdrop of a strong North America market, offset by macroeconomic challenges in both Europe and China.

We also made further progress on the integration of Heimbach with steps taken towards reducing our geographic footprint and improving operational and logistical efficiencies. We are on track to meet the long-term synergy targets we announced at the acquisition of Heimbach, and remain confident of achieving our goals.



NET SALES
USD MILLIONS

20	21	22	23	24
$901	$929	$1,035	$1,148	$1,231

ADJUSTED EBITDA
USD MILLIONS

20	21	22	23	24
$252	$251	$254	$265	$232

FREE CASH FLOW
USD MILLIONS

20	21	22	23	24
$98	$164	$32	$64	$137

[2]Adjusted EBITDA is defined as net income excluding interest, income taxes, depreciation and amortization, excluding costs or benefits that are not reflective of the Company's ongoing or expected future operational performance. Such excluded costs or benefits do not consist of normal, recurring cash items necessary to generate revenues or operate our business. See Item 7 in the 2024 Form 10-K for a reconciliation of Adjusted EBITDA to Net Income.
[3]Adjusted EBITDA divided by Net sales.

Our Engineered Composites (AEC) segment added significant backlog in 2024 as we increase our portfolio of major long-term programs. When we work through the significant ramp-up of these complex programs, such as CH-53K, we are also developing supply chain and operational capabilities that will serve us well in future programs. The LEAP program was impacted by the slowdown at our major end customer, but the program is on track for eventual recovery considering our end customer new aircraft order backlog that runs beyond the end of this decade.

Our current programs are critical components in major platforms that will remain the premier products in their respective market segment for the foreseeable future, whether it be LEAP, the CH-53K, the Joint Strike Fighter or the JASSM missile program. We are also making inroads into new market segments, particularly Advanced Air Mobility and Space, that will contribute to further growth. All of this translates to continued growth in backlog that provides us further confidence in our long-term outlook.

MATERIALS SCIENCE

Our expertise in materials science is the common thread that runs across all our businesses, and is the catalyst for our long-term growth. We command a technological edge in our Machine Clothing products through a continued investment in Research and Technology (R&T). Our ability to use the weaving technology developed at Machine Clothing, over a century, created the successful entry into the Engineered Composites segment via our partnership with Safran, and has laid the foundation for further profitable growth in the Aerospace and Defense industry.

Accordingly, we have elevated the role that Technology plays in our organization, by the creation of a Chief Technology Officer position that reports directly to me and oversees all our R&T across the organization. We have also established a New Business Ventures team that will leverage off of our technological edge and seed new lines of business. I look forward to sharing more about this exciting new part of Albany International.

CULTURAL CHANGE

This past year we have built out the leadership team that will help propel our long term growth, especially with the leaders at our divisions, that have deep industry experience and operational expertise in their respective fields.

We also established new company values and behaviors to promote a healthy culture where people feel empowered and included. These values serve as guiding principles that influence our interactions, decision-making processes, and approach to work. They were developed to improve retention, enhance our attractiveness as an employer, and provide the foundation for innovation, effective collaboration, decision-making, and achievement of goals.

Furthermore, we have modified our long-term incentive programs to emphasize the financial metrics that align us best with the long-term success of our company, namely Total Shareholder Return, Return on Invested Capital and growth in EBITDA. This is in addition to adding Free Cash Flow to our short term incentive metrics in 2024. The emphasis on Free Cash Flow generation has had the desired effect as evidenced with our strong performance in 2024.

FINANCIAL PERFORMANCE

We closed the year with record revenues of nearly one and a quarter billion dollars, consolidated Adjusted EBITDA of $232 million (or 18.8% of revenues) and a Free Cash Flow generation of $137 million.

We have a stellar balance sheet and we have ample dry powder to execute on our strategic plan.

In 2024, we also resumed our share repurchase program, to supplement our quarterly dividend payouts, adding to the total return to our shareholders.

SUSTAINABILITY

As a company we are committed to waste and emission reductions. Given our focus on effective and sustainable materials science solutions, we are proud to be participating in World Engineering Day 2025, where we showcase our 130 years of innovation and sustainable engineering achievements. In addition to our product sustainability, we have continued to focus on our operational sustainability including signing a virtual power purchase agreement (VPPA) to advance our emissions reduction goal. In service of our zero waste-to-landfill goal, we have increased our focus on waste management, starting with new initiatives at our corporate offices, and further planning for sustainability in our consolidated global corporate headquarters.

In summary, 2024 was my first full year at Albany. I am excited by the strengths of our businesses and the potential they have. The company is competitively positioned in the markets it serves, has the right leadership team in place, is in excellent financial health, and has proprietary technologies in materials science that will be the catalyst for growth. We are building the foundations today that will drive our success in the future.

Sincerely,



Gunnar Kleveland
President & Chief Executive Officer

GLOBAL LOCATIONS



FRANCE
Commercy AEC
St. Junien MC

GERMANY
Kaiserlautern CirComp GmbH
Duren MC

SWITZERLAND
Neuhausen MC HQ
Olten MC

CANADA
Cowansville, Québec MC
Perth, Ontario MC

UNITED KINGDOM
Bury, Lancashire MC R&D
Manchester MC

SWEDEN
Halmstad MC R&D

BELGIUM
Neu-Moresnet MC

SPAIN
Burgos MC

MEXICO
Cuautitlán MC
Querétaro AEC

ITALY
Ballò di Mirano (VE) MC
Limbiate MC
Merone MC

CHINA
Hangzhou MC
Panyu MC
Suzhou MC

USA
CORPORATE OFFICES
Rochester, NH
Albany, NY

Boerne, TX AEC
Homer, NY MC R&D
Kaukauna, WI MC R&D
Rochester, NH AEC R&T HQ
St. Stephen, SC MC
Salt Lake City, UT AEC

BRAZIL
Indaial MC

MC = **ALBANY** *Machine Clothing*

AEC = **ALBANY** *Engineered Composites*

NON-GAAP RECONCILIATIONS

YEARS ENDED DECEMBER 31, (in millions, except percentages)	2020	2021	2022	2023	2024
NET REVENUES					
Total company	$900.6	$929.2	$1,034.9	$1,147.9	$1,230.6
ADJUSTED EBITDA (NON-GAAP)					
Net income (GAAP)	$97.2	$118.8	$96.5	$111.6	$88.1
Interest expense, net	13.6	14.9	14.0	13.6	12.5
Income tax expense	41.8	47.2	35.5	48.8	29.0
Depreciation and amortization expense	72.7	74.3	69.0	76.7	89.3
EBITDA (NON-GAAP)	225.4	255.1	215.0	250.8	**218.9**
Adjustments, after tax:[4]					
Restructuring expenses, net	5.7	1.3	0.1	0.3	15.1
Foreign currency revaluation (gains)/losses[4,5]	15.4	(1.4)	(9.8)	1.3	(8.4)
CEO transition expenses	-	-	-	2.7	-
Inventory step-up impacting Cost of goods sold	-	-	-	5.5	-
Dissolution of business relationships in Russia	-	-	2.3	-	-
Pension settlement expense	-	-	49.1	-	-
IP address sale	-	-	(3.4)	-	-
Aviation Manufacturing Jobs Protection (AMJP) grant	-	(4.7)	-	-	-
Former CEO termination costs	2.7	-	-	-	-
Strategic/integration costs	1.3	1.2	1.1	5.2	5.1
Other transition expenses	-	-	-	-	1.5
Pre-tax (income)/loss attributable to noncontrolling interest	1.3	(0.5)	(0.8)	(0.7)	(0.3)
ADJUSTED EBITDA (NON-GAAP)	$251.9	$250.9	$253.5	$265.1	**$232.0**
ADJUSTED EBITDA MARGIN (NON-GAAP)	28.0%	27.0%	24.5%	23.1%	**18.8%**

[4]In 2020, the company recorded losses of approximately $14 million in jurisdictions where it cannot record a tax benefit from the losses, which results in an unusual relationship between the pre-tax and after-tax amounts.

[5]Foreign currency revaluation (gains)/losses represent unrealized gains and losses arising from the remeasurement of monetary assets and liabilities denominated in non-functional currencies on the balance sheet date.

NON-GAAP RECONCILIATIONS

YEARS ENDED DECEMBER 31, (in millions, except percentages)	Per share amounts				
	2020	2021	2022	2023	2024
ADJUSTED EPS (NON-GAAP)					
Earnings per share attributable to Company shareholders - Basic (GAAP)	$3.05	$3.66	$3.06	$3.56	**$2.81**
Effect of dilutive stock-based compensation plans	-	(0.01)	(0.02)	(0.01)	**(0.01)**
Earnings per share attributable to Company shareholders - Diluted (GAAP)	$3.05	$3.65	$3.04	$3.55	**$2.80**
Adjustments, after tax:[4]					
Restructuring expenses, net	0.11	0.02	0.01	0.01	**0.40**
Foreign currency revaluation (gains)/losses[4,5]	0.46	(0.04)	(0.23)	0.03	**(0.18)**
CEO transition expenses	-	-	-	0.09	**0.04**
Inventory step-up impacting Cost of goods sold	-	-	-	0.14	-
Dissolution of business relationships in Russia	-	-	0.06	-	-
Pension settlement expense	-	-	1.20	-	-
IP address sales	-	-	(0.08)	-	-
Tax impact of stranded OCI benefit from TCJA for pension liability[6]	-	-	(0.17)	-	-
AMJP grant	-	(0.11)	-	-	-
Former CEO termination costs	0.06	-	-	-	-
Withholding tax related to internal restructuring	-	-	-	0.10	-
Strategic/integration costs	0.04	0.04	0.04	0.14	**0.12**
Adjusted Diluted earnings per share (non-GAAP)	$3.72	$3.56	$3.87	$4.06	**$3.18**

[6]Our Adjusted EPS excluded the benefit from the reclassification of stranded income tax effects caused by the TCJA associated with the U.S. pension plan liability that was eliminated in September 2022, a one-time event that would not recur in the future. Such stranded income tax effect represented a one-time benefit that distorted the effective tax rate for the quarter and year-to-date ended September 30, 2022, and would not be indicative of ongoing or expected future income tax rate at the Company. Management believes excluding pension settlement expense and its income tax impact, including the stranded income tax effects, from its Adjusted EBITDA and Adjusted EPS for the quarter and year-to-date ended September 30, 2022 would provide investors a transparent view and enhanced ability to better assess the Company's ongoing operational and financial performance.

NON-GAAP RECONCILIATIONS

THREE MONTHS ENDED,
(in millions, except percentages)

	Per share amounts			
	Q1	Q2	Q3	Q4
ADJUSTED QUARTERLY EPS (NON-GAAP)				
Earnings per share attributable to Company shareholders - Basic (GAAP)	$0.87	$0.79	$0.58	**$0.57**
Effect of dilutive stock-based compensation plans	-	-	(0.01)	**(0.01)**
Earnings per share attributable to Company shareholders - Diluted (GAAP)	$0.87	$0.79	$0.57	**$0.56**
Adjustments, after tax:				
Restructuring expenses, net	0.05	0.07	0.09	**0.19**
Foreign currency revaluation (gains)/losses[7]	(0.05)	(0.03)	0.06	**(0.16)**
CEO transition expenses	-	0.04	0.01	**(0.01)**
Strategic/integration costs	0.03	0.02	0.07	-
Adjusted Diluted earnings per share (non-GAAP)	$0.90	$0.89	$0.80	**$0.58**

[7]Please see footnote 5, on page 6.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K
_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number: 1-10026

_____

ALBANY INTERNATIONAL CORP.

_____

(Exact name of registrant as specified in its charter)

Delaware	**14-0462060**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
216 Airport Drive, Rochester, New Hampshire	**03867**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 603-330-5850

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	AIN	The New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant on June 30, 2024, the last business day of the registrant's most recently completed second quarter, computed by reference to the price at which Common Stock was last sold on such a date, was $2.6 billion.

The registrant had 30.9 million shares of Class A Common Stock outstanding as of February 18, 2025.

DOCUMENTS INCORPORATED BY REFERENCE	**PART**
Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2025.	III

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Forward-Looking Statements

This annual report and the documents incorporated or deemed to be incorporated by reference therein contain statements concerning our future results and performance and other matters that are "forward-looking" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements may be identified by the use of terminology such as "believe," "expect," "anticipate," "intend," "seek," "target," "approximately," "estimate," "plan," "project," "may," "will," "would," "should," "could," or the negative of such words or other comparable terminology in connection with a discussion of future operating or financial performance. The discussion of financial outlook, trends, strategy, plans, assumptions, or intentions may also include forward-looking statements. Readers should not place undue reliance on forward-looking statements, such as financial performance forecasts, which speak only as of the date they are first made. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. There are a number of risks, uncertainties, and other important factors that could cause actual results to differ materially from those projected, anticipated, or implied, including, but not limited to:

- Conditions in the industries in which our Machine Clothing and Albany Engineered Composites segments compete, along with the general risks associated with macroeconomic conditions, including higher interest rates, inflationary pressures, or the effects of another pandemic, for an extended period of time;

- Across the entire Company, increasing labor, raw material, energy, and logistic costs due to supply chain constraints and inflationary pressures. These challenges have only increased as a result of the ongoing Russia-Ukraine war and the conflict in the Middle East;

- Across both segments, potential port strikes could cause additional disruptions to our supply chain;

- Harm caused by changes in our relationships or contracts with suppliers and customers;

- In the Machine Clothing segment, greater than anticipated declines in the demand for publication grades of paper, or lower than anticipated growth in other paper grades;

- In the Albany Engineered Composites segment, longer-than-expected timeframe for the aerospace industry to utilize existing inventories, and unanticipated reductions in demand, delays, technical difficulties or cancellations in aerospace programs that are expected to generate revenue and drive long-term growth;

- Inability of our Machine Clothing or Albany Engineered Composite segments to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties (including as a result of geopolitical crises, natural disaster, public health crises and epidemics/pandemics, regulatory or otherwise);

- Changes in geopolitical conditions impacting countries where the Company does or intends to do business;

- Failure to achieve or maintain anticipated profitable growth;

- Failure to achieve our strategic initiatives and other goals, including, but not limited to, our sustainability goals;

- In the Albany Engineered Composites segment, the estimates and expectations based on aircraft production rates provided by Airbus, Boeing and others;

- In the Albany Engineered Composites segment, risks and uncertainties associated with the successful implementation and ramp up of significant new programs, including the ability to manufacture the products to the detailed specifications required and recover start-up costs and other investments in the programs;

- In the Albany Engineered Composites segment, risks associated with changes in estimates and assumptions that could result in a decline in program gross margins or turn a profitable program into a loss program;

- Adverse impacts from inflation, an economic slowdown or recession and by disruption in capital and credit markets that might impede our access to credit, increase our borrowing costs and impair the financial soundness of our customers and suppliers;

- With the change in the United States Presidential Administration, proposed tariffs by the new Administration that may significantly and adversely impact our results of operations;

- Expectations regarding our ability to attract, motivate, and retain the workforce necessary to execute our business strategy;

- Adverse impacts from fluctuations in foreign currency exchange rates;

- Harm caused by large customer purchase reductions, payment defaults or contract non-renewal;

- In the Albany Engineered Composites segment, future funding and compliance risks associated with our contracts with government entities, OEM customers or prime contractors on contracts with governmental agencies;

- Costly and disruptive legal disputes and settlements;

- Future levels of indebtedness and capital expenditures;

- Adverse impacts from changes in tax legislation or challenges to our tax positions;

- Cybersecurity incidents or significant computer system compromises or data breaches;

- Significant problems with information systems or networks;

- Failure to successfully integrate the Heimbach Group companies into our business systems and processes within the expected timeframe or, failure to or delayed realization of anticipated benefits of the acquisition could adversely impact the Company's business, financial condition and results of operations; and

- Other risks and uncertainties detailed in this report and other periodic reports.

Further information concerning important factors that could cause actual events or results to be materially different from the forward-looking statements can be found in "Business Environment Overview and Trends" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in Item 1A, Risk Factors. Although we believe the expectations reflected in our forward-looking statements are based on reasonable assumptions, it is not possible to foresee or identify all factors that could have a material and negative impact on our future performance. The forward-looking statements included or incorporated by reference in this annual report are made on the basis of our assumptions and analyses, as of the time the statements are made, in light of our experience and perception of historical conditions, expected future developments, and other factors believed to be appropriate under the circumstances, except as otherwise required by law. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Item 1.   BUSINESS

General

Founded in 1895, Albany International Corp. is a global leader in advanced textiles and materials processing specializing in designing and manufacturing high-performance engineered fabrics and composite components and assemblies that serve industries such as paper, industrial manufacturing, and aerospace. The terms the Registrant, the Company, Albany, we, us, or our mean Albany International Corp. and its subsidiaries, unless the context indicates another meaning.

The following description of our business should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" within Item 7 of this Annual Report on Form 10-K, including the information contained therein under the heading "Business Environment Overview and Trends."

Business Segments

The Company operates under two business segments: Machine Clothing and Albany Engineered Composites. Following is a table of Net revenues by segment for years ended December 31, 2024, 2023, and 2022.

(in thousands)	2024	2023	2022
Machine Clothing	$ 749,907	$ 670,768	$ 609,461
Albany Engineered Composites	480,708	477,141	425,426
Total net revenues	$ 1,230,615	$ 1,147,909	$ 1,034,887

The table that sets forth certain segment financial performance metrics and selected balance sheet data appears in Note 3, *Reportable Segments and Geographic Data,* of the Notes to the Consolidated Financial Statements, in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Machine Clothing

The Machine Clothing ("MC") segment is the world's leading producer of custom-designed fabrics and high-speed process belts critical in the manufacture of all grades of paper products characterized primarily as Paper Machine Clothing ("PMC"). MC supplies highly engineered consumable permeable, and impermeable belts used in the manufacture of paper, paperboard, tissue and towel, and pulp, referred to in the industry as "machine clothing" or "paper machine clothing." The MC segment also supplies Engineered Fabric ("EF") products that provide solutions for nonwovens, fiber cement and several other industrial applications.

PMC Products: We design, manufacture, and market paper machine clothing for each section of the paper machine and for every grade of paper. Paper machine clothing products are customized, consumable products of technologically sophisticated design that utilize polymeric materials in a complex structure. The design and material composition of paper machine clothing can have a considerable effect on the quality of paper products produced and a meaningful effect on the energy and resource efficiency of the paper machines on which it is used. Principal paper machine clothing products include forming, pressing, and drying fabrics, and process belts. A forming fabric assists in paper sheet formation and conveys the very wet sheet through the forming section. Pressing fabrics are designed to carry the sheet through the press section, where water is mechanically pressed from the sheet as it passes through the press nip. In the drying section, drying fabrics manage air movement and hold the sheet against heated cylinders to enhance drying and help control tight tolerances of final moisture content depending on the grade. Process belts are used in the press section to increase dryness and enhance sheet properties, as well as in other sections of the machine to improve runnability and enhance sheet qualities. PMC product revenues accounted for more than 80% of MC's segment Net revenues.

EF products: EF products are solution-focused, custom-designed fabrics and belts. These products are also utilized in process industries outside of papermaking such as nonwovens, corrugators, building products, tannery and textile industries and designed to improve production rates and lower the overall cost of operation. EF product revenue accounted for less than 20% of the MC segment's Net revenues.

The MC segment sells its products directly to customer end-users in countries across the globe. MC products, manufacturing processes, and distribution channels are substantially similar in each region of the world in which we operate. No individual customer accounted for as much as 10% of MC segment Net revenues in any of the periods presented.

In August 2023, the Company completed the acquisition of Heimbach GmbH ("Heimbach"), a privately-held manufacturer of paper machine clothing and technical textiles. For additional information, see Note 24, *Business Combination,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of our 2023 Annual Report on Form 10-K. The financial results of the acquired company are included in the MC reportable segment.

Albany Engineered Composites

The Albany Engineered Composites ("AEC") segment is a leader in innovative composite technology solutions and manufacturer of engineered components, structures and assemblies for demanding aerospace and defense applications. AEC provides highly engineered, advanced composite structures and assembly solutions to customers and platforms in the commercial and defense markets, as well as for space-launch vehicles and the emerging advanced air mobility market ("AAM"). The segment includes Albany Safran Composites, LLC ("ASC"), in which our customer, SAFRAN Group ("SAFRAN"), owns a 10% noncontrolling interest. AEC, through ASC, is the exclusive supplier to the LEAP program of advanced composite fan blades and fan cases under a long-term supply contract. The LEAP engine is used on the Airbus A320neo and A321neo, Boeing 737 MAX, and COMAC 919 aircrafts. AEC's largest aerospace customer is SAFRAN and sales to SAFRAN (consisting primarily of fan blades and cases for CFM's LEAP engine) accounted for approximately 14% of the Company's consolidated Net revenues in 2024. Other significant AEC programs include the production of structures, parts and sub-assemblies for the Sikorsky CH-53K helicopter, F-35 fighter jet, Joint Air-to-Surface Standoff Missile ("JASSM"), Boeing 787 aircraft, and components and structures on other commercial, business jet, defense, space and AAM programs. AEC also supplies vacuum waste tanks for most Boeing commercial aircraft, as well as the fan case for the GE9X engine used on the Boeing 777 aircraft. In 2024, approximately 36 of the AEC segment's revenues were related to U.S. government contracts or programs.

International Operations

Our MC business segment maintains manufacturing facilities in Belgium, Brazil, Canada, China, France, Germany, Italy, Mexico, Spain, Sweden, the United Kingdom, and the United States. MC's global manufacturing footprint is designed to most efficiently meet regional customer requirements. Our AEC business segment maintains manufacturing facilities in the United States, France, Mexico, and Germany to meet customer demand in those regions.

Our global presence subjects us to certain risks, including tariffs and other restrictions on trade, foreign exchange exposure and our ability to repatriate funds from foreign jurisdictions. While global trade and tariff policies have not had a material impact to our past results of operations, there is risk that the impact of recent developments on companies in our supply chain could cause higher costs from affected suppliers. With the change in the United States Presidential Administration, proposed tariffs by the new Administration may significantly adversely impact our results of operations.

We have a cash repatriation strategy that manages a certain amount of foreign current year earnings that are not indefinitely reinvested. Changes in the trade or regulatory compliance in any country that we have significant cash balances could make it more difficult to repatriate foreign earnings cost-effectively in the future.

Research, Development and Technology

We invest in research, new product development, and technical analysis with the objective of maintaining our technological leadership in each business segment. While much of our research activity supports existing products, we also engage in significant research and development activities for new technology platforms, products and product enhancements.

Our MC segment products are custom-designed for each user, depending on the type, size, and speed of the machine, and the products being produced. Products are specifically designed for each section and position on a machine, the grade of product being produced, and the quality of the stock used. Technical expertise, judgment, and experience are critical in designing the appropriate clothing for each machine, position, and application. As a result, many employees in sales and technical functions have engineering degrees, paper mill experience, or other manufacturing experience in the markets in which we operate. Our market leadership position reflects our commitment to technology innovation. This innovation has resulted in new products and enhancements across all of our product lines.

AEC develops innovative solutions and manufactures advanced composite parts and assemblies for complex aerospace applications, using a range of core technologies, including its proprietary 3D-woven reinforced composites technology, traditional 2D laminated composite structures, automated fiber placement for both thermoplastics and thermoset composites as well as rigid installation for through-thickness reinforcements, and braided structures. In addition, AEC continues to leverage its 3D woven technology to develop differentiated processing solutions for high-temperature applications, including hypersonic flight components. AEC is working closely with its customers to develop high performance alternatives to traditional thermal protection and energy absorption requirements. These preforms serve as the building blocks for an array of critical applications, ranging from thermal protection to energy absorption.

In addition to continuous significant investment in core research and development activities in pursuit of new proprietary products and manufacturing processes, experienced research and development employees in each business segment also work collaboratively with customers, OEMs and suppliers on targeted development efforts to introduce new products and applications in their respective markets.

Technical and research expenses totaled $46.1 million in 2024, $40.6 million in 2023, and $39.9 million in 2022. In 2024, these costs were 3.7% of total Company Net revenues, including $16.3 million, or 3.4 of Net revenues, in our AEC segment. Research and development in the AEC segment include both Company-sponsored and customer-funded activities. Some customer funded research and development may be on a cost sharing basis, in which case, amounts charged to the collaborating entity are credited against research and development costs. For customer-funded research and development in which we anticipate funding to exceed expenses, we include amounts charged to the customer in Net revenues. Cost of goods sold associated with customer-funded research was $5.6 million in 2024, $6.4 million in 2023, and $5.2 million in 2022.

New Business Ventures

In 2024, the Company launched a New Business Ventures team dedicated to developing innovative products and business opportunities that address high growth opportunities which are adjacent to our current business portfolio utilizing our existing developed technologies, materials science and extensive expertise across our MC and AEC segments. The strategy is to unlock further potential in focus areas, such as 3D weaving, resin transfer molding, large scale flat weaving, and the application of technically diverse composite materials and coatings, to create and certify groundbreaking products.

For instance, we are currently exploring the use of our 3D weaving expertise in combination with our resin and coatings capabilities to enhance the effectiveness of products that can be used in various defense and space applications. In coordination with raw material providers and equipment OEMs, we are developing an enhanced value proposition for the market that further reduces weight and improves overall performance of identified products in applications across various industries.

Our goal is to leverage our existing subject matter experts across our Research, Development and Technology teams to drive future profitable growth of new products addressing an expanded range of applications and end-markets. Although we do not expect meaningful revenue growth from New Business Ventures until 2027, the investments we are making today will be a pillar for new innovative product opportunities.

Intellectual Property

We continue to generate and develop proprietary intellectual property germane to the industries we serve. Our intellectual property includes patents and trademarks across multiple jurisdictions worldwide. We also develop and own other intellectual property including copyrights, trade secrets, research and development, and engineering and manufacturing know-how, which make important contributions to our business. In addition, we have licensed intellectual property to and from third parties. While we consider our intellectual property portfolio to be an important competitive advantage, in general, we do not believe that any single patent, trademark, license or other intellectual property right or group of related intellectual property rights is of such importance that its loss or termination would have a material adverse effect on our business taken as a whole.

Raw Materials

Primary raw materials for our MC products are polymer monofilaments and fibers, which have generally been available from a number of suppliers. In addition, we manufacture polymer monofilaments, a basic raw material for all types of machine clothing, at our facility in Homer, New York, which supplies approximately 20% of our worldwide monofilament requirements.

In our AEC segment, the primary raw materials are carbon fiber and resin. While there are a number of potential suppliers of carbon fiber and other raw materials used by AEC, the use of certain suppliers may be mandated by customer agreements, and alternative suppliers would be subject to material qualification or other requirements that may preclude or delay their availability. In the case of mandated suppliers, AEC endeavors to enter into long-term supply agreements to help mitigate price and availability risks.

Currently, the primary raw materials used in each segment are derived from petroleum, and are therefore sensitive to changes in the price of petroleum and petroleum intermediates.

Competition

Machine Clothing

Price and technology are the primary means of competitive differentiation in the industry. Our MC product portfolio is broad and deep, with products for every part of the machine and a wide range of machine types and paper grades. MC's research and development team works closely with the sales and technical organization to develop new products to meet changes in customer needs, and also pursues targeted joint development activities with customers and equipment manufacturers to create new products. Albany's experienced sales and technical team members – many of whom have worked in the industries that we serve – work closely with each customer to acquire deep understanding of the customer's combination of raw materials, manufacturing equipment, manufacturing processes, and paper, pulp, nonwovens or other product being produced – a combination that is unique to each customer, plant and machine. This experience and knowledge, combined with knowledge of and experience with MC's own extensive product portfolio, allows the sales and technical teams to ensure that the appropriate machine clothing products are being supplied for each part of the machine, to customize those products as needed for best performance, and to continuously propose new products that offer each customer the possibility of even better performance and increased savings. MC's machine clothing solutions enable our customers to reduce energy and water consumption, improve resource efficiency, and help maintain and improve water quality. These efforts – which effectively integrate MC's experience and technological expertise into each product we sell – are reflected in MC's strong competitive position in the marketplace. Some of the MC's paper machine clothing competitors also supply paper machines, papermaking equipment, and aftermarket parts and services, and often bundle machine clothing products with original or rebuilt machines and/or aftermarket services.

Albany Engineered Composites

The primary competitive factors in the markets in which our AEC segment competes are product performance, delivery performance, quality, and price. Achieving lower weight without sacrificing strength is the key to improving fuel efficiency, which helps reduce the carbon emissions footprint of global aviation, and is a critical performance requirement in the aerospace industry. Our broad array of capabilities in composites enables us to offer customers the opportunity to displace metal components and, in some cases, conventional composites with lower-weight, higher-strength, and higher-temperature and corrosion resistant composites. The dominant competitive factor is the relative importance the customer places on these performance benefits, which include fuel savings/emissions reductions due to lower weight, against the possible cost advantage of more traditional metal and composite components.

Human Capital Resources

At our company, we are proud to employ approximately 5,400 people across North America, South America, Europe, and Asia. Our team's talent and creativity are our biggest strengths, and we are deeply committed to fostering a workplace culture that values respect, engagement, and well-being. We focus on our employees' physical, mental, and social health, offer career development opportunities, and provide competitive pay and benefits. In addition, our People strategy is closely aligned with our business goals.

Our top priority is keeping our employees safe. We aim for zero workplace injuries and track safety metrics throughout the year, such as Total Recordable Incident Rate (TRIR), Serious Injuries and Fatalities (SIFs), safety behaviors, and proactive safety actions taken. Our safety culture is reinforced by linking a portion of each Executive Officer's incentive compensation to achieving company-wide TRIR goals.

We work hard to create an inclusive and fair environment where a broad range of experiences, backgrounds, and skills are celebrated and respected. We believe that this culture boosts innovation and helps our people reach their full potential. Our hiring strategy draws from diverse backgrounds to find the most qualified candidates. As of December 31, 2024, our total workforce is 27.6% female. In the U.S., our headcount is approximately 2,000 employees, with 33% self-identifying as a minority.

Our talent management strategy includes developing our internal talent for promotion, hiring the best people from outside the company when no internal candidate is available, and using our internship program to identify future talent and build the talent pipeline. We believe in continuous learning and development and offer various training opportunities, including on-the-job training, virtual courses, and external learning programs. All employees regularly participate in safety, ethics, and compliance training.

Our four Leadership Training Programs are targeted at different segments of our employee population with programs for new and potential managers, more experienced leaders, and executives.

Our employees around the world enjoy competitive compensation and benefits. In the U.S., this includes 401(k) matching, profit sharing, paid time off, health and dental insurance, and recognition programs, among others. We also emphasize work-life balance and well-being.

We support global human rights, aligning our policies with the United Nations Global Compact and the Universal Declaration of Human Rights. Our strategy is to focus on the advantages inherent in our diverse workforce and promote an inclusive company culture.

In 2024, we launched an updated set of Albany Values focused on actions our employees can take to set the foundation for our future growth and success. The Albany Values are as follows:

- **Albany wins together** (Teamwork)
    – We combine our individual strengths for collective success
    – We share knowledge to grow it
    – We embrace the advantage of our diversity

- **Count on each other** (Trust & Respect)
    – We empower each other
    – We welcome input and value differences
    – We treat each other fairly and equitably

- **Own your actions** (Accountability)
    – We do what we say and say what we do
    – We act with integrity
    – We pursue ever better solutions

- **Care about each other** (Safety)
    – We are all responsible for a safe and sustainable environment
    – We make safe choices
    – We value well-being (mental, physical, and social)

- **Share your enthusiasm** (Passion)
    – We are excited to be part of Albany
    – We put our hearts into every task
    – We lift each other up

We live these values every day at Albany.

Sustainability

Product Stewardship

Our business is centered around driving success for our customers. Our products are designed for performance and consistency, while enabling our customers to improve their environmental footprint through more sustainable and efficient processes and end products.

As described above, our paper machine clothing products enable our paper-making customers to reduce their own environmental footprint by reducing their energy consumption, and improving both resource and operating efficiency. Energy is one of the top three cost components in the paper making process. Our machine clothing solutions use innovative technologies to reduce the amount of heat energy required for paper production. We continue to innovate and remain focused on developing and bringing to market proprietary products aimed at improving the energy and resource efficiency needed for our customers' products and their production processes. This includes further exploration into increasing both the use of recycled materials in our products, and improving the recyclability of our products at the end of their useful life.

In aerospace, weight savings that drive fuel efficiency are essential for aircraft producers, if the industry is to achieve its goals for sustainable aviation. This fundamental design goal has driven the increased use of lightweight composite structures in an ever-broadening sphere of aerospace applications. We have applied learnings from our 130 years of experience manufacturing machine clothing to pioneer 3D weaving technologies to manufacture our composite material. The process involves layering and interweaving fibers in a precise, computer-controlled process to create complex, high-strength parts that allows for the production of lightweight and strong composite parts with high-performance properties.

This technology has the ability to produce parts with complex geometries and high-performance properties, such as high strength, stiffness and resistance to impact and fatigue making it well-suited for use in aerospace, defense and industrial applications. These structurally demanding applications have historically been served by heavier, metallic structures, and traditional laminated composites do not possess the required structural characteristics that 3D woven can offer. As such, our proprietary 3D woven technology expands the role that lightweight composites can serve as the next generation of aircraft is designed and built. Our AEC business also develops solutions that champion sustainable energy. Through innovative composite technologies and advanced manufacturing processes, we contribute to the creation of energy-efficient components, reducing the environmental footprint and bolstering the renewable energy sector.

Carbon Emissions Footprint

We are committed to responsible stewardship of the environment, which includes full compliance with environmental regulation everywhere we operate. And we are committed to going beyond regulatory requirements, implementing responsible and intentional strategies to continually minimize our environmental impact.

We are proud to partner with an independent third-party enterprise climate platform to enhance measurement, reporting, and reduction of our carbon emissions. We have enhanced our carbon accounting to include full disclosure of Scope 1, Scope 2 and Scope 3 emissions, which we report to CDP and in our annual Taskforce on Climate-related Financial Disclosures ("TCFD") Report. This work has set the foundation for developing a climate transition plan to address both our products and services as well as our company operations and manufacturing footprint.

In 2023, we signed a commitment letter with the Science Based Targets Initiative ("SBTi") that commits us to establishing near-term Science-Based Targets. In 2024, we agreed on a goal of reducing Scope 1 and Scope 2 emissions by 50% by 2030. In support of this goal, we have signed a U.S. virtual power purchase agreement ("VPPA"), which will reduce our Scope 2 emissions by about 25%. This agreement gives us a strong head start on reaching our emissions reduction goal while we progress with additional on-site initiatives.

We continue to focus on the impact of our own operations by evaluating our risks and identifying actionable opportunities to drive meaningful improvement in our energy and emissions intensity, as well as our products' environmental impact.

Water and Waste

We are also committed to reducing waste, both from our own operations as well as our customers', and we have a goal of zero waste to landfill by 2030 for our operations in the Americas and Europe. We continue to look for opportunities to reduce waste generated across our operations and our products. As a first step we strive to separate our waste streams across our operations including general waste, hazardous waste, electronic waste, carbon fiber/ raw material waste, and compostable material. Waste streams are collected via appropriate third parties, with the objective of optimizing reuse and minimizing waste to landfill.

Innovation and partnerships are key to our core business and our sustainability objectives. In our AEC business, we work with a third-party specialist carbon fiber recycling company to recycle 3D woven fibers, water jet cut off carbon fibers, and long tow carbon fibers. These materials are recycled and reused in applications such as thermoplastic (which can be recycled) and thermoset products, 3D printing, fiber reinforced concrete, textile yarn, and friction materials.

In our MC business, we work with a third-party specialist that collects scrap raw materials and converts it into plastic furniture. As recycling technology advances, there are also increasing opportunities to use recycled raw materials in some of our manufacturing processes. We continue to explore and trial various options and are pleased to have identified several recycled materials that meet our rigorous requirements, and which we will be using from 2024.

Supply Chain Footprint

We recognize the importance of maintaining value and quality throughout our supply chain. We conduct our business ethically, legally, environmentally, and socially responsibly, and we expect the same from our suppliers. Accordingly, we require our global suppliers to respect human rights, employ fair labor practices, and conduct business ethically, as outlined in our Supplier Code of Conduct.

In 2023, we began evaluating climate-related risks and opportunities in our value chain, including engaging with suppliers to understand their carbon footprints and driving efficiency in our global logistics. Our procurement teams have also progressed a number of initiatives to drive efficiency and sustainability in our logistics.

Climate and Sustainability Reporting and Regulation

The past several years have seen an unprecedented increase in interest and focus on sustainability and climate change, with an associated increase in global regulation. Various jurisdictions around the world in which we operate, including the European Union, the U.S., the United Kingdom, Australia, and certain U.S. states, have proposed or adopted new regulations related to sustainability and climate reporting. These and potential future regulations and policies, which include increased mandatory reporting, disclosure and assurance, including potential changes in procurement policies and procedures, could significantly increase our operational and compliance costs. We closely monitor developments in sustainability- and climate-related regulation and their associated impacts on our operations. As described above, we have a comprehensive sustainability program that seeks to manage the risks and opportunities associated with sustainability and climate change. For more information on the risk of sustainability- and climate-related regulation, see Item 1A - Risk Factors.

Executive Officers

The following table sets forth certain information with respect to the executive officers of the Company as of February 26, 2025:

Gunnar Kleveland, 55, President and Chief Executive Officer, joined the Company in 2023 and serves the Company as President and Chief Executive Officer. Prior to joining the Company, Mr. Kleveland served as President and Chief Executive Officer of Textron Specialized Vehicles Inc. He has also served as the President of TRU Simulation + Training Inc. and Executive Vice President of Integrated Operations for Bell Helicopter Textron Inc. Prior to joining Textron in 2004, Mr. Kleveland was a fighter pilot in the Royal Norwegian Air Force (RNoAF).

Robert D. Starr, 57, Executive Vice President and Chief Financial Officer, joined the Company in 2023. Prior to joining the Company, he served for 18 months as Chief Financial Officer of Fairbanks Morse Defense, a privately-held supplier of naval power and propulsion systems. He previously spent 12 years at Kaman Corporation where he served as Chief Financial Officer for eight years and VP, Treasurer for four years. Before joining Kaman, Mr. Starr held increasingly senior treasury roles at large publicly listed companies including Crane Co., Aetna and Fisher Scientific

International. Early in his career he worked in investment banking both domestically and internationally across a broad range of industries.

Merle Stein, 48, President – Machine Clothing, joined the company in 2011. He has considerable experience in the paper and pulp industries and significant knowledge of the Machine Clothing business and a strategic understanding of the markets it serves. He comes to the role with considerably broad leadership experiences, particularly in operational and customer-facing operations. From 2024 until becoming president, he had served as Division Chief Operating Officer for the business segment where he oversaw all operational aspects of the business and led the Sales & Marketing, Operations, Procurement and Human Resources functions. Prior to that, he was the Vice President Sales & Marketing/Applications for Americas, after having served in various other sales and marketing leadership roles since joining the Company, including Vice President Sales MC - North America, Regional Business Director and Sales & Service Engineer. Prior to joining the Company, Mr. Stein managed papermaking operations at Essity's green field papermill in Alabama where he had risen to the position of Papermill Manager.

Chris Stone, 52, President – Albany Engineered Composites, joined the company in 2024. He brings a deep knowledge of the A&D industry, and considerable broad experiences to his new role. He has held a wide range of leadership positions at public companies, with a focus in manufacturing and supply chain management, business operations, production control, logistics and organizational transformation. Most recently he served as Vice President & Chief Supply Chain Officer at Lockheed Martin Corporation from 2021 to 2024. Prior to joining Lockheed Martin, he was Vice President – Supply Chain & Material Management at Aerojet Rocketdyne from 2018 to 2021, and previously held various management positions at Textron companies, including Textron Marine & Land System and Bell Helicopter from 2005 to 2018. He is a former Aviation Officer with the United States.

Suzanne Purdum, 56, Chief Human Resources Officer, joined the company in 2024. Ms. Purdum brings more than 25 years of experience in a number of HR disciplines including development and execution of HR strategy, organization design and effectiveness, learning and development, talent management, employee and labor relations, change management, and compensation and benefits. She is an experienced HR leader and business professional who has held executive level positions in Business Partnering, Total Rewards, and Talent Acquisition at a global level for large US multinational companies. Most recently, Ms. Purdum served as the Senior Executive Director for Boeing Global Human Resources – Europe, Israel and Ukraine. Prior to this role, Ms. Purdum held multiple leadership roles of increasing responsibility at Boeing, TRU Simulation + Training, Bell Helicopter, and Textron.

Joseph M. Gaug, 61, Senior Vice President – General Counsel and Secretary, joined the Company in 2004. Mr. Gaug is responsible for the Company's global legal, compliance, sustainability, risk management, and intellectual property functions, overseeing a team of lawyers, paralegals and other professionals. He has served as General Counsel and Secretary since 2020. He previously served as Associate General Counsel from 2004 and as Associate General Counsel and Assistant Secretary from 2006 to May 2020. Prior to 2004 he was a principal at the law firm of McNamee, Lochner, Titus & Williams, PC, where, among other clients, he had represented the Company in various matters as outside counsel.

Robert A. Hansen, 67, Senior Vice President and Chief Technology Officer, joined the Company in 1981. Mr. Hansen has served the Company as Senior Vice President and Chief Technology Officer since January 2010. He previously served as Vice President – Corporate Research and Development from April 2006 to January 2010, and Director of Technical and Marketing – Europe Press Fabrics from 2004 to April 2006. From 2000 to 2004, he served as Technical Director – Göppingen, Germany. Before 2000, he served the Company in a number of technical management and research and development positions in Europe and the U.S.

John J. Tedone, 60, Vice President – Controller and Chief Accounting Officer, joined the Company in 2023. Prior to joining the Company, Mr. Tedone was the Chief Accounting Officer at Eos Energy Enterprises, Inc., a developer and manufacturer of energy storage solutions, where he oversaw the accounting, SEC reporting, tax, treasury, and risk management functions. Prior to Eos Energy Enterprises, Inc., Mr. Tedone served as Vice President, Finance and Chief Accounting Officer of Lydall, Inc. He previously spent 16 years at Kaman Corporation where he served as the Vice President, Finance and Chief Accounting Officer from 2007 to 2020. Earlier in his career he held finance and accounting roles of increasing responsibility at Diageo NA, United Technologies Corp., and KPMG.

Governance

We are incorporated under the laws of the State of Delaware and are the successor to a New York corporation originally incorporated in 1895, which was merged into the Company in August 1987 solely for the purpose of changing the domicile of the corporation. References to the Company that relate to any time prior to the August 1987 merger should be understood to refer to the predecessor New York corporation.

We embrace uncompromising honesty and behave ethically and fairly. We are committed to following the laws, regulations, standards, and ethical practices everywhere we do business. Ethics and compliance play an integral part in our decision making and business operations. Our Corporate Governance Guidelines, Business Ethics Policy, and Code of Ethics for the Chief Executive Officer, Chief Financial Officer, and Controller, and the charters of the Audit, Compensation, and Governance Committees of the Board of Directors are available at the Corporate Governance section of our website (www.albint.com).

Data security is a top priority at the Company. To protect our Company and customer data, we employ industry best practices and adhere to the Center for Internet Security ("CIS") 20 and National Institute of Standards and Technology ("NIST") SP 800-171 cyber security frameworks. Our Data Security strategy is overseen by the Audit Committee of our Board of Directors, regularly reviewed at the executive level, directed by our Chief Information Officer, and managed by our Enterprise Cyber Security (ECS) team. For information on our approach, see Item 1C, Cybersecurity in this Part I and the Sustainability section of our website at https://www.albint.com/sustainability/.

Regulatory Matters

Our AEC segment business is heavily regulated. We may contract with U.S. Government agencies and entities, or we are a subcontractor to an OEM who contracts directly with U.S. Government agencies and entities. We must comply with, and are affected by, laws and regulations relating to the formation, administration and performance of U.S. Government contracts and contracts with foreign governments. The U.S. Government, and other foreign governments, may terminate any government contract at their convenience or for default, if we fail to meet specified performance measurements. If such contracts were to be terminated for convenience, we would generally be entitled to receive payment for work completed and allowable termination and cancellation costs. If the U.S. Government, and other foreign governments, terminate a contract due to our default, generally, we would only be paid for work that has been accepted by our customer and our customer can require us to pay the differential between the original contract price and cost to re-procure the contract items, net of work accepted from the original contract. In addition, we can be held liable for damages resulting from our default and may be responsible to provide transition services to another supplier or the customer.

Available Information

Our principal executive offices are located at 216 Airport Drive, Rochester, New Hampshire 03867. Our telephone number is 603-330-5850 and our website is www.albint.com.

Our current reports on Form 8-K, quarterly reports on Form 10-Q, and annual reports on Form 10-K, proxy statements for our annual stockholders' meetings and amendments to those reports are electronically filed with the Securities and Exchange Commission (the "SEC"), and all such reports and amendments to such reports filed subsequent to November 15, 2002, have been and will be made available, free of charge, through our website at www.albint.com as soon as reasonably practicable after such filing. In addition, copies of our Annual Report on Form 10-K will be made available, free of charge, upon written request.

We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Annual Report on Form 10-K.

Item 1A.   RISK FACTORS

The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing the Company. This list is not all-inclusive or necessarily in order of importance. If any of the events contemplated by the following risks occur, our business, financial condition, or results of operations could be materially adversely affected. Some of these risks are described below and in the documents incorporated by reference, and investors should take these risks into account when evaluating any investment decision involving the Company.

Risks related to our business and operations

A number of industry factors have had, and in future periods could have, an adverse impact on net revenues, profitability and cash flow in the Company's MC and AEC segments.

Significant consolidation and rationalization in the paper industry in recent years have reduced global consumption of paper machine clothing in certain markets and for certain grades. Developments in digital media have adversely affected demand for newsprint and for printing and writing grades of paper, which has had, and is likely to continue to have, an adverse effect on demand for paper machine clothing in those markets. At the same time, technological advances in papermaking, including in paper machine clothing, while contributing to the papermaking efficiency of customers, have in some cases lengthened the useful life of our products and reduced the number of pieces required to produce the same volume of paper. These factors have had, and in the future are likely to have, an adverse effect on paper machine clothing net revenues.

The market for paper machine clothing in recent years has been characterized by continuous pressure to provide more favorable commercial terms, which has in turn placed pressure on our operating results. We expect such pressure to remain intense in all paper machine clothing markets, especially during periods of customer consolidation, plant closures, or when major contracts are being renegotiated. The growing sophistication of Asian competitors exacerbates this risk.

Similar pressures in the markets in which AEC serves are highly competitive and price sensitive. AEC competes with domestic and international companies that have substantially greater manufacturing, purchasing, marketing, and financial resources than the Company. Some of AEC's facilities also compete for labor with other industrial and commercial businesses. If we are unable to successfully compete for new business, our net revenues, growth, and operating margins may decline.

During 2019, net revenues under the LEAP contract exceeded $210 million, only to significantly decline in the years that followed due to several factors outside of the Company's control, including the temporary Boeing 737 MAX groundings, other Boeing production issues, and the COVID-19 pandemic. Such events drove a reduction in demand for LEAP components and disrupted supply chains for an extended period of time. While these factors have somewhat subsided, events like this can recur without notice, on this or other programs, and negatively impact the performance of the AEC segment.

Additionally, many of AEC's customers, as well as the companies supplied by our customers, are under pressure to improve returns on their substantial investments made in recent years in new technologies, new programs and new product introductions. This has contributed to a relentless focus on capital investments to reduce costs, resulting in continuous pressure for cost reductions and customer pricing improvement throughout the supply chain. Future consolidation in the aerospace industry could intensify these pressures.

Some of the Company's competitors in the MC segment have the capability to make and sell paper machines and papermaking equipment as well as other engineered fabrics.

Although customers historically have tended to view the purchase of paper machine clothing and the purchase of paper machines as separate purchasing decisions, the ability to bundle fabrics with new machines and after-market services could provide an advantage to our competitors. This underscores the importance of our ability to maintain the technological competitiveness and value of our products, and a failure to do so could have a material adverse effect on our business, financial condition, and results of operations. Moreover, we cannot predict how the nature of competition in this segment may continue to evolve as a result of future consolidation among our competitors, or consolidation involving our competitors and other suppliers to our customers.

AEC is subject to significant risks related to the potential manufacture and sale of defective or non-conforming products.

AEC manufactures and sells products that are incorporated into commercial and military aircraft. If AEC were to supply products with manufacturing defects, or products that failed to conform to contractual requirements, we could be required to recall and/or replace them, and we could also be subject to substantial contractual damages or warranty claims from our customers, including claims to pay the differential between the original contract price and cost to re-procure defective contract items, net of work accepted from the original contract, or claims to provide transition services to another supplier or the customer. AEC could also be subject to product liability claims if such failures were to cause death, injury or losses to third parties, or damage claims resulting from the grounding of aircraft into which such defective or non-conforming products are incorporated. We are required to meet, and maintain continuous independent certification to, certain international industry standards including AS/EN9100 quality management system standards and Nadcap Special Processes certifications that are designed to assure rigorous quality standards are maintained throughout the aerospace industry supply chain. Additionally, although we maintain product liability insurance and other insurance at levels we believe to be prudent and consistent with industry practice to help mitigate these risks, these coverages may not be sufficient to fully cover AEC's exposure for such risks, which could have a material adverse effect on AEC's results of operations and cash flows.

The long-term organic growth prospects of AEC are subject to a number of risks.

The prospect of future successful organic growth in AEC depends in large part on its ability to maintain and grow a healthy pipeline of potential new products and applications for its technologies, to transform a sufficient number of those potential opportunities into commercial supply agreements, and to then execute its obligations under such agreements. In addition, existing and future supply agreements, especially for commercial and defense aerospace, are subject to the same curtailment or cancellation risks as the programs they support.

AEC is currently working on potential new product applications in the aerospace industry. These development projects may or may not result in commercial supply opportunities. In the event that AEC succeeds in developing products and securing contracts to manufacture and supply them, it will face the same industrialization and manufacturing ramp-up risks that it currently faces on its existing contracts, and AEC may or may not be successful in meeting its obligations under these contracts. Failure to manage these development, commercialization and execution risks could have a material adverse impact on AEC's prospects for revenue growth.

In addition to these development and manufacturing execution risks, future AEC growth will likely require additional cash to fund the investments in equipment, capital, and development efforts needed to achieve this growth. Until AEC is able to consistently generate cash flows sufficient to fund its existing operations and any future investments needed to support its growth, it will remain dependent on the MC segment's ability to generate cash. A significant decline in MC net revenues, operating income or cash flows could therefore have a material adverse impact on AEC's ability to invest and deliver on future growth.

Deterioration of global economic conditions could have an adverse impact on the Company's business and results of operations.

The Company identifies in this section a number of risks, the effects of which may be exacerbated by an unfavorable economic climate. For example, a recession could lead to lower consumption in all paper grades including tissue and packaging, which would not only reduce consumption of paper machine clothing, but could also increase price competition in the machine clothing industry.

Similarly, in the Company's AEC segment, a decline in global or regional economic conditions could result in reduced orders for aircraft or aircraft engines, or the cancellation of existing orders, which would in turn result in reduced demand for the AEC components utilized on such aircraft or engines. Customer demand for AEC's lightweight composite aircraft components is driven by market demand for the lighter, more fuel-efficient aircraft engine and other applications into which they are incorporated, such as the CFM International LEAP engine. Fuel costs are a significant part of operating costs for airlines and, in many cases, may constitute a carrier's single largest operating expense. A sustained drop in oil prices, and related decline in the price of jet fuel, could prompt airlines to defer orders or delivery dates for such newer, more fuel-efficient airframes and aircraft engines, as the urgency to reduce fuel consumption may be lessened. In addition, any economic conditions that led to sustained high interest rates could affect the airline's ability to finance new aircraft and engine orders.

Weak or unstable economic conditions also increase the risk that one or more of our customers might be unable to pay outstanding accounts receivable, whether as the result of bankruptcy or an inability to obtain working capital financing from banks or other lenders. Furthermore, both the MC and AEC business segments manufacture products that are custom-designed for a specific customer application. In the event of a customer liquidity issue, the Company could be required to write off amounts that are included in Contract assets or Inventories. In the case of AEC, such write-offs could also include investments in equipment, tooling, and non-recurring engineering costs, some of which could be significant depending on the program.

The U.S. Government's Department of Defense ("DoD") Cybersecurity Maturity Model Certification ("CMMC") program introduces new and unique risks for DoD contractors.

Under the applicable federal regulations for DoD contractors, AEC is required to comply with the agency's current cybersecurity regulations. In addition to these current regulations, AEC will be required to comply with the new CMMC program requirements on future contracts as they are flowed down from our DoD prime customers in the coming years. Given the current and planned future portfolio of U.S. Government-related business and based on the CMMC Proposed Rule released by the DoD in December 2023, AEC expects to be required to comply fully with CMMC Level 2 once the rule is finalized, and eventually CMMC Level 3 for certain programs as those requirements are further defined. This will require a CMMC Third-Party Assessment Organization (C3PAO) assessment for Level 2 certification, as well as a DCMA Defense Industrial Base Cybersecurity Assessment Center (DIBCAC) assessment for any required Level 3 certification. The CMMC compliance requirements are complex, the costs are significant, and the DoD timelines for certifications are aggressive. To the extent that AEC is unable to achieve the required CMMC certifications within the timeframes required by the DoD, AEC may be unable to maintain or grow its business with the DoD and its prime customers.

The Company continues to experience increasing raw material, energy, logistics, and labor costs due to supply chain constraints and inflationary pressures.

The Company is a significant user of raw materials that are based on petroleum or petroleum derivatives. Increases in the prices of petroleum or petroleum derivatives, particularly in regions that are experiencing higher levels of inflation, could increase our costs, and we may not be able to fully offset the effects through price increases, productivity improvements, or cost-reduction programs.

There is a limited number of suppliers of polymer fiber and monofilaments, key raw materials used in the manufacture of machine clothing, and of carbon fiber and carbon resin, key raw materials used by AEC. In addition, there are a limited number of suppliers of some of the equipment used in each of the MC and AEC segments. The risks associated with limited suppliers increased as a result of the COVID-19 pandemic, which has put pressure on the supply chain in general, and on transportation companies that deliver raw materials to us and our products to customers. While we have been able to meet our raw material and equipment needs, the limited number of suppliers of these items creates the potential for disruptions in supply. AEC currently relies on single suppliers under contracts we have with SAFRAN to meet the carbon fiber and carbon resin requirements for the LEAP program. Lack of supply, delivery delays, or quality issues relating to supplied raw materials or for our key manufacturing equipment could harm our production capacity. Such issues could require the Company to attempt to qualify one or more additional suppliers, which could be a lengthy, expensive and uncertain process. These disruptions could make it difficult to supply our customers with products on time or at all, which could have a negative impact on our business, financial condition, and results of operations.

The Company also relies on the labor market to meet our operational requirements, advance our technology and differentiate our products. Low rates of unemployment in key geographic areas in which the Company operates can lead to high rates of turnover and loss of critical talent, which could in turn lead to higher labor costs.

We may be unable to maintain effective systems of internal controls while consolidating dispersed corporate functions to our corporate headquarters in New Hampshire.

The Company is relocating corporate staff working remotely or working in offices outside of New Hampshire to the Company's corporate headquarters in New Hampshire. If we lose critical personnel before transferring roles and responsibilities and fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations and meet our reporting obligations.

Our ability to attract and retain business and employees may depend on our reputation in the marketplace.

We believe our brand names and reputation are important corporate assets that help distinguish our products and services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our reputation is susceptible to material damage by events such as disputes with customers, suppliers, or competitors, cybersecurity incidents or service outages, internal control deficiencies, delivery failures, regulatory compliance violations, government investigations or legal proceedings. We may also experience reputational damage from employees, advocacy groups, regulators, investors or other stakeholders that disagree with the way we conduct our business. Similarly, our reputation could be damaged by actions or statements by current or former customers, suppliers, employees, competitors, joint venture partners, adversaries in legal proceedings, legislators or government regulators, as well as members of the investment community or the media, including social media influencers.

Our brand and reputation are also associated with our sustainability strategy, including our public commitments related to climate, the environment and other matters. Increasing stakeholder environmental, social and governance expectations, evolving sustainability and social regulation, contractual requirements, and policy requirements may pose risk to our brand and reputation. Our failure to meet stakeholder expectations could harm our reputation and adversely affect our relationships with customers and suppliers or our talent recruitment and retention efforts, which may impact our ability to achieve our long-term business objectives. In addition, positions we take or do not take on environmental or social issues may be unpopular with some of our employees, suppliers, customers or potential customers, which may in the future impact our ability to attract or retain employees, suppliers or customers. We also may choose not to conduct business with potential customers or suppliers or discontinue or not expand business with existing customers or suppliers due to these positions.

There is a risk that negative or inaccurate information about the Company, even if based on rumor or misunderstanding, could adversely affect our business. Damage to our reputation could be difficult, expensive and time-consuming to repair, could make potential or existing customers reluctant to select us for new opportunities or could negatively impact our relationships with existing customers and suppliers, resulting in a loss of business, and could adversely affect our talent recruitment and retention efforts. Damage to our reputation could also reduce investor confidence in the Company, materially adversely affecting our share price.

Conditions in the paper industry have required, and could further require, the Company to reorganize its operations, which could result in significant expense and could pose risks to the Company's operations.

We continue to engage in significant restructuring that has included the closing of manufacturing operations. These restructuring activities were intended to match manufacturing capacity to shifting global demand, and also to improve the efficiency of manufacturing and administrative processes. Future shifting of customer demand, the need to reduce costs, or other factors could cause us to determine in the future that additional restructuring steps are required. Restructuring involves risks such as employee work stoppages, slowdowns, or strikes, which can threaten uninterrupted production, maintenance of high product quality, meeting of customers' delivery deadlines, and maintenance of administrative processes. Increases in output in remaining manufacturing operations can likewise impose stress on remaining facilities as they undertake the manufacture of greater volume and, in some cases, a greater variety of products. Competitors can attempt to exploit these situations. Although we plan each step of the process carefully, and work to reassure customers who could be affected that their requirements will continue to be met, we could lose customers and associated revenues if we fail to execute properly on any restructuring.

Natural disasters at one or more of our facilities could make it difficult for us to meet our supply obligations to our customers.

AEC's production of LEAP engine components is currently located in three facilities. A natural disaster at any of these locations could have a significant adverse effect on AEC's ability to timely satisfy orders for LEAP components. Production of almost all of AEC's other legacy and growth programs – including components for the F-35, fuselage components for the Boeing 787, components for the CH-53K helicopter, and missile bodies for Lockheed Martin's JASSM air-to-surface missiles – is located primarily in facilities in Salt Lake City, Utah or Boerne, Texas.

Significant consolidation of manufacturing operations in our MC segment over the past decade has reduced the number of facilities available to produce our products, and increased utilization significantly at remaining facilities. Not all product lines are produced at, or are capable of being produced at, all facilities.

Based on our assessment of our manufacturing facilities for natural disaster risk, our three facilities in China and two facilities in Switzerland are located in areas of high risk for flooding. Our facilities in Belgium, the U.S., and Mexico are at medium-high risk for flooding. Physical impacts of climate change such as increased frequency of severe and extreme weather events could materially impact our facilities and production continuity. We are unable to predict these events with certainty; however, we perform ongoing assessments of physical risk, including climate risk, to our business. Weather events such as more extreme and volatile temperatures, increased storm intensity and flooding, and more volatile precipitation leading to changes in lake and river levels may significantly impact our business.

A significant interruption in the operation of any one or more of our plants, whether as the result of a natural disaster or other causes, could significantly impair our ability to timely meet our supply obligations to customers being supplied from an affected facility. While the occurrence of a natural disaster or other business interruption event in an area where we have a facility may not result in any direct damage to the facility itself, it may cause disruptions in local transportation and public utilities on which such locations are reliant, and may also hinder the ability of affected employees to report for work. Although we carry property and business interruption insurance to help mitigate the risk of property loss or business interruption that could result from the occurrence of such events, such coverage may not be adequate to compensate us for all loss or damage that we may incur.

The Company's insurance coverage may be inadequate to cover other significant risk exposures.

The Company has been named as defendant in a large number of suits relating to the actual or alleged exposure to "asbestos-containing products." In addition to asbestos-related claims, the Company may be exposed to other liabilities related to cyber incidents and the products and services we provide. AEC is engaged in designing, developing, and manufacturing components for commercial jet aircraft and defense and technology systems and products. We expect this portion of the business to grow in future periods. Although we maintain insurance for the risks associated with our businesses, there can be no assurance that the amount of our insurance coverage will be adequate to cover all claims or liabilities. In addition, there can be no assurance that insurance coverage will continue to be available to us in the future at a cost that is acceptable. Any material liability not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations. Also see "***The Company is subject to legal proceedings and legal compliance risks".***

The Company has significant manufacturing operations outside of the U.S., which could involve many uncertainties.

We currently have manufacturing facilities outside the U.S. which are subject to a number of risks and uncertainties, including: governments may impose withholding or other taxes on remittances and other payments from our non-U.S. operations, or the amount of any such taxes may increase; an outbreak or escalation of any insurrection or armed conflict may occur; governments may seek to nationalize our assets; or governments may impose or increase investment barriers or other restrictions affecting our business. In addition, emerging markets pose other uncertainties, including the protection of our intellectual property, pressure on the pricing of our products, and risks of political instability. The occurrence of any of these conditions could disrupt our business or prevent us from conducting business in particular countries or regions of the world.

The military invasion of Ukraine by Russia, and the ensuing sanctions are likely to continue to have an impact on our business. We have previously stopped shipping our products to Russia and abandoned a small joint venture in that country which supplied dryer fabrics to local papermakers, resulting in lost sales. Net assets were written-off in 2022 and the Company does not expect future write-offs in this country. However, we expect that there could be further indirect impacts. For instance, the conflict has already caused disruption in the availability of shipping options between Asia and Europe. Supply chain disruptions could make it more difficult to find favorable pricing and reliable sources for the raw materials we need, putting upward pressure on our costs and increasing the risk that we may be unable to acquire the materials or services we need to continue to make and deliver certain products. Moreover, these same pressures could hinder our customers' ability to source materials needed for their own manufacturing efforts, thereby reducing or slowing their demand for our products. There can be no assurance that we will be able to pass through input cost increases to our customers or to fully offset them via operational efficiencies. If we are unsuccessful in managing such cost increases, they could have a material adverse effect on our business, financial position, results of operations, and liquidity.

Geopolitical tensions have heightened elsewhere as well, including between China and Taiwan. MC has significant manufacturing operations in China and vendors that support AEC import significant materials from China, and any escalation in this region could disrupt either segment of our business. These ongoing conflicts, along with other geopolitical uncertainties such as the current conflict in the Middle East, could have broader adverse impacts on macroeconomic factors that impact our business, cash flows, financial condition and results of operations.

Changes in U.S. trade policy with foreign countries, or other changes in U.S. laws and policies governing foreign trade, as well as any responsive or retaliatory changes in regulations or policies by such countries, could have an adverse impact on our business, either directly or in the form of increased costs on our supply chain. While the direct impact to date of recent developments in global trade and tariff policy has not been significant, there is a risk that the impact of such developments on our supply chain will be reflected in higher costs from affected suppliers.

In addition, our global presence subjects us to certain risks, including controls on foreign exchange and the repatriation of funds. While we have been able to repatriate current earnings in excess of working capital requirements from certain countries in which we operate without substantial governmental restrictions, there can be no assurance that we will be able to cost effectively repatriate foreign earnings in the future.

The implementation of trade tariffs could result in significant impacts on our business operations, financial condition, and overall market environment.

In 2024, the Company imported over $100 million into the U.S. from other countries, of which approximately 45% of the imports were from Mexico and 29% of the imports were from Canada. Tariffs on imported goods may lead to higher costs for raw materials, components, or finished products that we procure from affected countries. These increased costs may not be fully absorbed or passed on to customers, thereby impacting our profit margins. Tariffs may lead to disruptions in our supply chain if suppliers face increased costs or decide to relocate production. Delays or shortages could also affect our ability to meet customer demand on time. Trade partners affected by these tariffs may impose retaliatory tariffs on goods exported from the United States. This could reduce demand for our products in international markets and limit our growth opportunities. Tariff-related policies could further create price volatility and uncertainty in global markets. This may lead to fluctuations in customer demand and difficulty in forecasting revenues. Higher costs stemming from tariffs could lead customers to seek alternative products or services from competitors in regions not affected by such trade policies. Navigating the complexities of new trade regulations and compliance requirements may increase administrative burdens and operational costs. We continue to monitor developments regarding trade tariffs and assess their potential impact on our business. While we are exploring strategies to mitigate these risks, the full extent of tariffs' impact on our operations remains uncertain and may vary depending on the scope and duration of the policies.

Our growth strategy includes evaluating selected acquisitions, which entails certain risks to our business, and presents financial, managerial and operational challenges that may adversely affect our operating results and financial condition.

Our growth strategy includes acquisitions. Acquisitions involve various inherent risks, such as our ability to assess accurately the fair value, strengths, weaknesses, internal controls, contingent and other liabilities and potential profitability of the acquired business. We cannot assure that all potential risks or liabilities are adequately discovered, disclosed, or understood in each instance. We may fail to achieve anticipated synergies and lose key employees of the acquired business. In addition, internal controls over financial reporting of acquired companies may not be compliant with required standards. Issues may exist that could rise to the level of significant deficiencies or, in some cases, material weaknesses, particularly with respect to foreign companies or non-public U.S. companies. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

We might not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses.

We have a history of making acquisitions, entering new markets, and pursuing joint ventures and we expect to opportunistically seek to make acquisitions, invest in strategic growth initiatives including possible entry into new markets, or enter into joint ventures in the future. We are subject to numerous risks as a result of our growth strategy, including, but not limited to, the following:

- We may invest time and capital pursuing acquisitions, joint ventures, or new products that do not materialize;
- We may incur costs and expenses associated with any unidentified or potential liabilities of the acquired companies;
- We may not achieve anticipated revenue and cost benefits from the acquisitions, joint ventures, or new product development;
- We may encounter unforeseen difficulties in integrating acquired operations, joint ventures, or new businesses into our existing operations; and

- Our past or future acquisitions, joint ventures, or new businesses might not ultimately improve our competitive position and business.

We also periodically evaluate, and have engaged in, the disposition of assets and businesses. Divestitures could involve difficulties in the separation of operations, services, products and personnel, the diversion of management's attention, the disruption of our business and the potential loss of key employees. After reaching an agreement with a buyer for the disposition of a business, the transaction may be subject to the satisfaction of pre-closing conditions, including obtaining necessary regulatory and government approvals, which, if not satisfied or obtained, may prevent us from completing the transaction. Divestitures may also involve continued financial involvement in or liability with respect to the divested assets and businesses, such as indemnities or other financial obligations, in which the performance of the divested assets or businesses could impact our results of operations. Any divestiture we undertake could adversely affect our results of operations.

We may fail to realize all of the anticipated benefits of the acquisition of Heimbach or those benefits may take longer to realize than expected.

We continue to devote significant management attention to integrating the business practices and operations of Heimbach. We may experience disruptions to our business and, if integrated ineffectively, it could restrict the realization of the full expected benefits of the acquisition. The failure to meet the challenges involved in the integration process and to realize the anticipated benefits of the acquisition of Heimbach could cause an interruption or loss of momentum in our operations.

Difficulties in the integration of the acquired business may include rationalizing the operations, processes and systems of the acquired business, retaining and motivating key management and employees, and integrating existing business relationships with suppliers and customers. Even if integration is successful, the financial and operational results may differ materially from our assumptions and forecasts due to unforeseen expenses, delays, conditions and liabilities. In addition, we may incur unanticipated costs or expenses following an acquisition, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, and other liabilities.

Furthermore, the acquisition of Heimbach may result in material unanticipated problems, expenses, charges, liabilities, competitive responses, loss of customers and other business relationships, and diversion of management's attention. Additional integration challenges may include difficulty in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the acquisition; difficulties in the integration of operations and systems, including pricing and marketing strategies; and difficulties in conforming standards, controls, procedures, financial reporting and accounting and other policies, business cultures and compensation structures.

Many of these factors will be outside of our control and any one of them could result in increased costs, including restructuring charges, decreases in revenues and diversion of management's time and energy, which could adversely affect our business, financial condition and results of operations.

Risks related to our contracts

AEC is subject to significant financial risk related to potential quality escapes that could cause customer recalls, or production shortfalls that could cause delays in customer deliveries.

AEC manufactures critical aerospace parts and must meet increasingly demanding quality, delivery, and cost targets across a broad spectrum of programs and facilities. AEC's ability to realize its full financial objectives will depend on how effectively it meets these challenges. Failure to accomplish these customer quality, delivery, and cost targets on any key program could result in material losses to the Company and have a material adverse impact on the amount and timing of anticipated AEC revenues, segment operating income, and cash flows, which could in turn have a material adverse impact on our consolidated financial results.

Long-term supply contracts in our AEC segment pose certain risks.

AEC has a number of long-term contracts with fixed pricing, and is likely to enter into similar contracts in the future. While long-term contracts provide an opportunity to realize steady and reliable revenues for extended periods, they pose a number of risks, such as program cancellations, reductions or delays in orders by customers, the termination of such contracts or orders, changes in the customers' requirements that may not entitle AEC to additional compensation or payment, or the occurrence of similar events over which AEC has no or limited control.

Accounting for long-term contracts and related assets requires estimates and judgments related to our progress toward completion and the long-term performance on the contract. Significant judgments include potential risks associated with the ability and cost to achieve program schedule, including customer-directed delays or reductions in scheduled deliveries, and technical and other specific contract requirements including customer activity levels and variable consideration based upon that activity. Due to the size and long-term nature of many of AEC contracts, the estimation of total revenues and cost at completion is complex and subject to many variables. Management must make assumptions and estimates regarding contract revenue and cost (which may include estimates of variable consideration, including award fees and penalties), including, but not limited to, labor productivity and availability, complexity and scope of the work to be performed, availability and cost of materials, length of time to complete the performance obligation, availability and timing of funding from our customers, as well as overhead cost rates. In 2024, the Company recorded negative cumulative adjustments to the estimated profitability of long-term contracts in the amount of $43.2 million, primarily related to our CH-53K, Gulfstream, F-35, and GE Platforms programs. Because of the significance of management's judgments and estimation processes, it is likely that materially different estimates could be recorded in the future if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Sales of components for a number of programs that are currently considered to be important to the future revenue-growth of AEC are pursuant to short-term purchase orders for a finite period or number of parts, or short-term supply agreements with terms of one to four years. Such programs include airframe components for the F-35; forward fuselage frames for the Boeing 787; AFT assembly including skins and longerons, sponson assemblies, tail rotor pylon and the horizontal stabilizer for the CH-53K helicopter, and other long-term programs. As a result, while AEC reasonably expects to continue as a supplier on these programs for so long as it meets its obligations, there can be no assurance that this will be the case, or that, in programs where it is currently a sole supplier, this sole supplier status will continue. Even if AEC's status as a supplier is extended or renewed, there can be no assurance that such extension or renewal will be on the same or similar commercial or other terms. Any failure by AEC to maintain its current supplier status under these programs, or any material change in their commercial or other terms, could have a material adverse effect on AEC's future revenues and segment operating income.

AEC derives a significant portion of its revenue from contracts related to U.S. Government Department of Defense, which are subject to unique risks.

The funding of DoD programs is subject to congressional appropriations. Many of the DoD programs in which we participate may last several years, but they are normally funded annually. Changes in military strategy and priorities may affect future opportunities and/or existing programs. Long-term DoD contracts and related orders are subject to cancellation, delay or restructure if appropriations for subsequent performance periods are not made. The termination or reduction of funding for existing or new DoD programs could result in a material adverse effect on our earnings, cash flow and financial position.

Additionally, our business funded by the U.S. Government is subject to extensive federal and DoD agency acquisition regulations. As a result, specific business systems and processes, as well as our proposed contract costs, are subject to audits by U.S. Government agencies. U.S. Government representatives may audit our compliance with these required federal regulations, and such audits could result in adjustments to allowable contract costs. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. Certain business systems or processes found to be non-compliant to federal and agency regulations could result in a suspension of work until such compliance issues are corrected. If any audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. Realization of any of these risks could result in a material adverse effect on our earnings, cash flow and financial position.

See also ***"The U.S. Government's Department of Defense ("DoD") Cybersecurity Maturity Model Certification ("CMMC") program introduces new and unique risks for DoD contractors."***

The loss of one or more major customers could have a material adverse effect on Net revenues and profitability.

In the AEC segment, our customer Safran accounted for approximately 37% of AEC's Net revenues in 2024, substantially all of which was under an exclusive long-term supply agreement relating to parts for the LEAP engine. Although we are an exclusive supplier of such parts, and although this is a cost-plus-fee arrangement, our customer is not obligated to purchase any minimum quantity of parts, and cancellation or significant reduction in demand for the LEAP program would have a material adverse impact on AEC's Net revenues and profitability.

LEAP engines are currently used on the Boeing 737 MAX, Airbus A320neo, Airbus A321neo and COMAC 919 aircraft. The LEAP long-term supply agreement contains certain events of default that, if triggered, could result in termination of the agreement by the customer, which would also have a material adverse impact on segment Net revenues and profitability.

A substantial portion of AEC's non-LEAP revenue in the near term, and revenue growth opportunity in the longer term, is dependent upon a small number of customers and programs. Unlike the 3D-woven composite components supplied by ASC, parts supplied for such non-LEAP programs are capable of being made by a number of other suppliers. Such programs include airframe components for the F-35, forward fuselage frames for the Boeing 787, and sponsons, tail-rotor pylons, horizontal stabilizers and struts for the CH-53K helicopter. Any failure by AEC to maintain its current supplier status under these programs, or any material change in their commercial or other terms, could have a material adverse effect on AEC's future Net revenues and operating income.

Our top ten customers in the MC segment accounted for a significant portion of our Net revenues in 2024. The loss of one or more of these customers, or a significant decrease in the amount of machine clothing they purchase from us, could have a material adverse impact on MC's Net revenues and profitability. We could also be subject to similar impacts if one or more such customers were to suffer financial difficulties and be unable to pay us for products they have purchased. While we normally enter into long-term supply agreements with significant MC customers, the agreements generally do not obligate the customer to purchase any products from us, and may be terminated by the customer at any time with appropriate notice.

Risks related to information technology and cybersecurity

We are dependent on information technology networks, systems and cloud-based services to securely process, transmit and store electronic information and to communicate among our locations around the world and with our employees, customers and suppliers. The failure to prevent attacks on our operational systems and/or infrastructure or our cloud-based providers could result in disruptions to our businesses, loss or disclosure of regulated data, or the loss or disclosure of confidential and proprietary intellectual property or other assets.

As the breadth and complexity of this infrastructure continues to grow, including the increasing reliance on, and use of, mobile technologies and cloud-based services, and as some of our global employees work remotely, the risk of security incidents and cyberattacks has increased. Cybersecurity threats are constantly expanding and evolving, becoming increasingly sophisticated and complex, increasing the difficulty of detecting and defending against them and maintaining effective security measures and protocols. The use of emerging technologies by organized cyber criminals, such as artificial intelligence and quantum computing, has increased the range of security threats faced by the Company. As AEC continues to perform aerospace and defense work, attacks from threat actors could become more persistent, including attacks from highly organized adversaries such as nation state actors, which target the defense industrial base and other critical infrastructure sectors. The improper conduct of our employees or others working on our behalf who have access to export controlled or other sensitive information could also adversely affect our business and reputation.

Our customers, suppliers, and subcontractors experience similar security threats and an incident at one of these entities could adversely impact our business. These entities are typically outside our control and may have access to our information with varying levels of security and cybersecurity resources, expertise, safeguards and capabilities. Breaches in our supply chain could compromise our data and adversely affect customer deliverables. We also rely on our supply chain to adequately detect and report cyber incidents, which could affect our ability to report or respond to cybersecurity incidents effectively or in a timely manner.

Our information technology systems, processes, sites and cloud-based providers may suffer interruptions or failures, or we may experience disruptions or challenges arising from the implementation or upgrading of new information technology systems, which may affect our ability to conduct our business.

Our information technology systems may be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages and security breaches (including destructive malware such as ransomware) resulting in unauthorized access or cyber-attacks. If our business continuity plans, incident response capabilities, and security controls do not function effectively, we may experience partial or complete interruptions in our operations, which may adversely impact our business, financial condition, results of operations and cash flows.

As part of our ongoing efforts to enhance operational efficiency and support our growth strategy, we are undertaking a significant upgrade to our Enterprise Resource Planning (ERP) system by transitioning to a cloud-based platform. This upgrade is expected to streamline our business processes, improve data accessibility, and provide greater scalability. However, the implementation of this new ERP system involves substantial operational and internal controls risks. We are committed to managing these risks through careful planning, rigorous testing, and ongoing monitoring.

We face legal, reputational and financial risks from any failure to protect customer and/or Company data from security incidents or cyberattacks.

Such incidents could lead to shutdowns or disruptions of or damage to our systems and those of our customers and suppliers, and unauthorized disclosure of sensitive or confidential information, potentially including personal data and proprietary business information. Unauthorized disclosure of, denial of access to, or other incidents involving sensitive or confidential Company, employee, customer or supplier data, whether through systems failure, employee negligence, fraud, misappropriation, or cybersecurity, ransomware or malware attacks, or other intentional or unintentional acts, could damage our reputation and our competitive positioning in the marketplace, disrupt our or our customer's business, cause us to lose customers and result in significant financial exposure and legal liability.

We are subject to numerous laws and regulations designed to protect this information, such as the European Union's General Data Protection Regulation ("GDPR") and the United Kingdom's GDPR, the Cybersecurity Law of the People's Republic of China, as well as various other U.S. federal and state laws governing the protection of privacy, health or other personally identifiable information and data privacy and cybersecurity laws in other regions. We are subject to U.S. federal procurement regulations such as the DFARS clause 252.204-7012, based on the NIST 800-171 framework whose goal is protecting controlled unclassified information in non-federal systems and organizations. In 2024, we continued efforts to comply with the forthcoming U.S. Department of Defense Cybersecurity Maturity Model Certification ("CMMC") program, which will impact us in the coming years as it is formalized through the DFARS and those regulations are incorporated into our contracts for government programs.

These laws and regulations continue to evolve, are increasing in complexity and number and increasingly conflict among the various countries in which we operate, which has resulted in greater compliance risk and cost for us. Various privacy laws impose compliance obligations regarding the handling of personal data, including the cross-border transfer of data, and significant financial penalties for noncompliance. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to Company, employee, customer or supplier data, or otherwise mismanages or misappropriates that data, we could be subject to significant litigation, monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. These monetary damages might not be subject to a contractual limit of liability or an exclusion of consequential or indirect damages and could be significant. In addition, our liability insurance, which includes cyber insurance, might not be sufficient in type or amount to cover us against claims related to security incidents, cyberattacks and other related incidents.

Risks related to our liquidity and financial matters

Fluctuations in currency exchange rates could adversely affect the Company's business, financial condition, and results of operations.

We operate our business in many regions of the world, and currency rate movements can have a significant effect on operating results. The effect of currency rate changes on gross profit in the MC segment can be difficult to anticipate because we use a global sourcing and manufacturing model. Under this model, while some non-U.S. Net revenues and associated costs are in the same currency, other non-U.S. Net revenues are denominated in currencies other than the currency in which most costs of such sales are incurred. At the same time, the geographic sources of materials purchased (and the currencies in which these purchases are denominated) can vary depending on market forces, and the Company may also shift production of its products between manufacturing locations, which can result in a change in the currency in which certain costs to produce such products are incurred.

Changes in exchange rates can result in revaluation gains and losses that are reflected in our Consolidated Statements of Income. Revaluation gains and losses occur when our business units hold financial assets or liabilities denominated in a currency other than their functional currency. Operating results can also be affected by the translation of Net revenues and costs from each non-U.S. subsidiary's functional currency to the U.S. dollar.

Changes in the value of foreign currencies relative to the U.S. dollar could impact the reported level, in U.S. dollars, of Net revenues and operating expenses which are denominated in those currencies. Changes in currency exchange rates could adversely affect the Company's business, financial condition or results of operations.

We have a substantial amount of indebtedness. At December 31, 2024, the Company had outstanding long-term debt of $319 million.

At December 31, 2024, our leverage ratio (as defined in our primary borrowing agreement) was 0.88 to 1.00, and we had borrowed $318 million under our $800 million revolving credit facility. While we feel that we generate sufficient cash from operations and have sufficient borrowing capacity to make required capital expenditures to maintain and grow our business, any decrease in our cash generation could result in higher leverage. Higher leverage could hinder our ability to make acquisitions, capital expenditures, or other investments in our businesses, pay dividends, or withstand business and economic downturns. Our primary borrowing agreement contains a number of covenants and financial ratios that the Company is required to satisfy. The most restrictive of these covenants pertain to prescribed leverage and interest coverage ratios and asset dispositions. Any breach of any such covenants or restrictions would result in a default under such agreement that would permit the lenders to declare all borrowings under such agreement to be immediately due and payable and, through cross-default provisions, could entitle other lenders to accelerate their loans. In such an event, the Company would need to modify or restructure all or a portion of such indebtedness. Depending on prevailing economic conditions at the time, the Company might find it difficult to modify or restructure the debt on attractive terms, or at all.

From time to time, we use interest rate swaps to manage the interest cost associated with our borrowings. Future changes in the interest rate benchmark could affect the Company's cost of borrowing and its cash flows, or the effectiveness of the hedges, which could have an effect on net income.

As of December 31, 2024, we had approximately $482 million of additional borrowing capacity under our $800 million revolving credit facility. The incurrence of additional indebtedness could increase the above-described risks associated with higher leverage. In addition, any such indebtedness could contain terms that are more restrictive than our current facilities.

Significant changes in critical estimates and assumptions related to pension and other post-retirement benefit ("OPEB") costs and liabilities could affect our earnings and pension contributions in future periods.

The determination of our pension and other post-retirement benefit plans' expense or income involves significant judgments, specifically related to our discount rate, long-term return on assets, and other actuarial assumptions. We establish our discount rate assumption annually and review whether to change our long-term return on assets assumption annually. These estimates and actuarial assumptions could change significantly as a result to changes in economic, legislative, and/or demographic profiles. Such changes could result in unfavorable changes to our pension and OPEB expense and funded status, and our cash contributions thereof, which could have a negative impact on our results of operations. Further, the difference between actual investment returns and our long-term return on asset assumptions would result in a change to our pension and OPEB expense, funded status, as well as our required contributions to the plans. We manage our plan assets in accordance with our investment management objectives, and they are subject to market volatility and other conditions. Differences may also arise due to changes in regulatory, accounting and other requirements applicable to pension plans.

The Company is exposed to the risk of increased expense in health-care related costs.

We are largely self-insured for some employee and business risks, including health care programs in the U.S. Losses under all of these programs are accrued based upon estimates of the ultimate liability for claims reported and an estimate of claims incurred but not reported, with assistance from third-party actuaries and service providers. However, these liabilities are difficult to assess and estimate due to unknown factors, including the severity of an illness and the number of incidents not reported. The accruals are based upon known facts and historical trends, and management believes such accruals to be adequate. The Company also maintains stop-loss insurance policies to protect against catastrophic claims above certain limits. If actual results significantly differ from estimates, our financial condition, results of operations, and cash flows could be materially impacted by losses under these programs, as well as higher stop-loss premiums in future periods.

Goodwill and other intangible assets represent a significant portion of our assets, and any impairment of these assets could negatively impact our results of operations and financial conditions.

Goodwill and other intangible assets that have indefinite useful lives must be evaluated at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when allocating goodwill to reporting units and determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Changes in our estimates and assumptions could adversely impact projected cash flows and the fair value of reporting units. Fair value is generally determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our evaluations annually, using available forecast information. If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings and a corresponding reduction in our net asset value in the period such impairment is identified. In the event there is deterioration in business conditions or estimated cash flows beyond amounts previously or currently forecasted, there is a risk of impairments on our goodwill balance.

Unanticipated changes in tax laws or exposure to additional tax liabilities could affect our future profitability.

We are subject to income taxes in both the U.S. and various non-U.S. jurisdictions. Unanticipated changes in foreign and domestic tax laws, regulations, or policies, or their interpretation and application by regulatory bodies, or exposure to additional tax liabilities could affect our future profitability and cash flows. Our domestic and international tax liabilities are dependent upon the distribution of income among these jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, as well as changes in the overall profitability of the Company, tax legislation, and generally accepted accounting principles.

As of December 31, 2024, we have approximately $140.3 million of net operating loss ("NOL") carryforwards in various taxing jurisdictions. Our ability to utilize the NOL carryforward could be adversely impacted by several factors, including but not limited to significant changes to tax legislation and lower than expected future earnings.

We are subject to tax audits by various tax authorities in many jurisdictions. Following the acquisition of Heimbach, the open tax years in these jurisdictions range from approximately 2013 to 2024. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. The results of tax audits and examinations of previously filed tax returns or related litigation and continuing assessments of our tax exposures could materially affect our financial results.

Risks related to our legal and regulatory environment

The Company may fail to adequately protect its proprietary technology or intellectual property, which would allow competitors or others to take advantage of its research and development efforts.

Proprietary trade secrets are a source of competitive advantage in each of our segments. If our trade secrets were to become available to competitors, it could have a negative impact on our competitive strength. We employ measures to maintain the confidential nature of these secrets, including maintaining employment and confidentiality agreements, maintaining clear policies intended to protect such trade secrets, educating our employees about such policies, clearly identifying proprietary information subject to such agreements and policies, and vigorously enforcing such agreements and policies. Despite such measures, our employees, consultants, and third parties to whom such information may be disclosed in the ordinary course of our business may breach their obligations not to reveal such information, and any legal remedies available to us may be insufficient to compensate our damages.

Our success depends on our ability to protect our intellectual property. We rely on a combination of patents, trade secrets, and contractual agreements to safeguard our intellectual property. However, there is a risk that these measures may not be sufficient to prevent the unauthorized use or infringement of our intellectual property rights. We may also face intellectual property disputes and litigation. These disputes could arise from allegations of infringement by third parties of our intellectual property or from claims that our operations infringe the intellectual property rights of others. Such litigation can be costly, time-consuming, and may divert management's attention and resources from other business operations. If we are unsuccessful in defending our intellectual property, or if our intellectual property rights are deemed invalid or unenforceable, we may lose valuable competitive advantages. This could result in a decline in market share, reduced revenue, and a material adverse effect on our business, financial condition, and results of operations. Furthermore, we may be required to license our technology to third parties or to license technology from third parties to settle intellectual property disputes. Such licenses may not be available on commercially reasonable terms, or at all, which could further harm our business and financial performance.

The Company is subject to legal proceedings and legal compliance risks.

We are subject to a variety of legal proceedings in multiple jurisdictions where we conduct business. Litigation is an inherently unpredictable process and unanticipated negative outcomes are always possible. An adverse outcome in any period could have an adverse impact on the Company's operating results for that period.

We are also subject to a variety of legal compliance risks. While we believe that we have adopted appropriate risk management and compliance programs, the global and diverse nature of our operations means that legal compliance risks will continue to exist and related legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, are likely to arise from time to time. Failure to resolve successfully any legal proceedings related to compliance matters could have an adverse impact on our results in any period.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these regulations could harm our business.

We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti corruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, sustainability and climate initiatives, human capital requirements, anti-competition, anti-money-laundering, data privacy and protection, government compliance, wage-and-hour standards, employment and labor relations and human rights. The global nature of our operations further increases the difficulty of compliance.

Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, enforcement actions or criminal sanctions against us and/or our employees, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our customers also could result in liability for significant monetary damages, fines, enforcement actions and/or criminal prosecution or sanctions, unfavorable publicity and other reputational damage and restrictions on our ability to effectively carry out our contractual obligations and thereby expose us to potential claims from our customers. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws may not be well developed or provide sufficiently clear guidance and may be insufficient to protect our rights.

In particular, in many parts of the world, including countries in which we operate and/or seek to expand, practices in the local business community might not conform to international business standards and could violate anti corruption laws, or regulations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010. The Company provides, and all employees must participate in, regular training activities with respect to the Company's business ethics standards and expectations. Our employees, subcontractors, suppliers, and agents, any companies we may acquire and their employees, subcontractors, suppliers and agents, and other third parties with which we associate, could take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anti corruption laws or regulations. Violations of these laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

Our global operations are subject to increasing environmental, social and governance regulatory requirements, increasing operational and compliance costs, as well as the risk of noncompliance.

Evolving sustainability and social regulation, contractual requirements, and policy requirements, including transition risks associated with climate change, may pose risk to our market outlook, brand and reputation, financial outlook, cost of capital, global supply chain, and production continuity, which may impact our ability to achieve long-term business objectives.

Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us or our products, require new or additional investment in product and packaging designs, result in carbon offset investments or otherwise could negatively impact our business and/or competitive position. Increasing industry performance standards, increasing sustainability disclosure requirements in the U.S. and globally, and requirements on manufacturing and product air pollutant emissions, especially GHG emissions, may result in increased costs or reputational risks and could limit our ability to manufacture and/or market certain of our products at acceptable costs, or at all. Increasing global chemical restrictions and bans, increasing regulation related to product end-of-life and packaging materials, and water and waste requirements may drive increased costs to us and our suppliers and impact our production continuity and data facilities.

For example, the European Union's Corporate Sustainability Reporting Directive ("CSRD") requires new and expansive disclosures related to sustainability risks and opportunities, and its Corporate Sustainability Due Diligence Directive ("CSDDD") requires extensive due diligence and reporting of actual and potential adverse impacts on human rights and the environment arising from our own operations and across our value chains, and to remediate any such adverse impacts. Changes in laws and regulations could also mandate significant and costly changes to the way we conduct our business, including increasing the cost of compliance, or could impose additional taxes. Such changes may result in contracts being terminated, greater costs to us, or could have a negative impact on our ability to obtain future work from government or other customers.

Changes in sustainability reporting requirements may impact our global operations as we continue collecting information for reports to be published according to new standards. We will face significant challenges in being able to implement separate but overlapping standard-setting initiatives, which may contain inconsistencies. While we are devoting increasing amounts of resources to sustainability reporting to ensure compliance, the reporting landscape is highly dynamic and uncertainty remains. Intensive work must be done in short timetables to comply with newly-introduced sustainability standards, with resultant costs. Non-compliance could result in various penalties, including liability for significant monetary damages, fines, enforcement actions and/or criminal prosecution or sanctions. Given the reach of new and proposed regulations in the jurisdictions where we operate, there is the possibility that we may not be able to comply, or may not be able to comply in time. We also may not be able to ensure that relevant companies within our supply chain are compliant with applicable supply chain due diligence acts, which may require us to embark on new due diligence processes with other companies and in some cases parting ways with suppliers.

We closely monitor developments in sustainability- and climate change-related laws, regulations and policies for their potential effect on our business, however, we are currently not able to accurately predict the materiality of any potential costs associated with such developments. In addition, climate change-related litigation and investigations have increased in recent years and any claims or investigations against us could be costly to defend, and our business could be adversely affected by the outcome.

Certain provisions of our Certificate of Incorporation, our Bylaws and Delaware law could hinder, delay or prevent a change in control of us that you might consider favorable, which could also adversely affect the price of our Common Stock.

Certain provisions under our Certificate of Incorporation, our Bylaws and Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could delay or prevent a change in control and could limit the price that investors might be willing to pay in the future for shares of our Common Stock.

Our Certificate of Incorporation authorizes our Board of Directors to issue new series of preferred stock without stockholder approval. Depending on the rights and terms of any new series created, and the reaction of the market to the series, the rights or value of our Common Stock could be negatively affected. For example, subject to applicable law, our Board of Directors could create a series of preferred stock with superior voting rights to our existing common stock. The ability of our Board of Directors to issue this new series of preferred stock could also prevent or delay a third party from acquiring us, even if doing so would be beneficial to our stockholders.

We may not pay cash dividends on our Common Stock.

It is our current practice to pay cash dividends on our common stock. There can be no assurance, however, that we will pay dividends in the future in the amounts that we have in the past, or at all. Our Board of Directors may change the timing and amount of any future dividend payments or eliminate the payment of future dividends in its sole discretion, without any prior notice to our stockholders. Our ability to pay dividends will depend upon many factors, including our financial position and liquidity, results of operations, legal requirements, restrictions that may be imposed by the terms of our current and future credit facilities and other debt obligations and other factors deemed relevant by our Board of Directors. For example, we have a substantial amount of indebtedness and while we feel that we generate sufficient cash from operations and have sufficient borrowing capacity to make required capital expenditures to maintain and grow our business, any decrease in our cash generation could result in higher leverage. Higher leverage could hinder our ability to make acquisitions, capital expenditures, or other investments in our businesses, pay dividends, or withstand business and economic downturns.

In the future, we may also enter into other credit agreements or other borrowing arrangements or issue debt securities that, in each case, restrict or limit our ability to pay cash dividends on our common stock. In addition, since a significant portion of our cash is generated from operations of our subsidiaries, our ability to pay dividends is in part dependent on the ability of our subsidiaries – some of which are located outside of the U.S. – to make distributions to us. Such distributions will be subject to their operating results, cash requirements and financial condition, as well as our ability to repatriate cash held by non-U.S. subsidiaries. Any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A Common Stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our Class A Common Stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A Common Stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of shares by us or our existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline or might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of February 18, 2025, we had 30.9 million shares of Class A Common Stock outstanding. In addition, shares of Common Stock are issuable upon the vesting of outstanding equity awards, and certain shares are reserved for future issuance under our equity compensation plans.

Shareholder activism can have a significant impact on our operations, strategy, and overall performance.

Activist shareholders may attempt to influence or enact changes in our corporate governance, business strategies, or financial decisions. This can lead to substantial disruptions and pose various risks. Activist campaigns can divert the attention of our management team and board of directors from executing our business strategy and managing day-to-day operations. The need to respond to shareholder activists' demands or proposals can be time-consuming and may detract from our ability to focus on long-term goals. Shareholder activists may propose changes to our board composition, executive compensation, or other governance practices. Proposed changes could lead to instability or conflict within our leadership, potentially affecting the company's strategic direction and decision-making processes. Shareholder activism often brings increased scrutiny from the media, investors, and analysts. Negative publicity or heightened market perception of instability could adversely affect our stock price, investor confidence, and overall market reputation. This could also lead to increased volatility in our stock and potential loss of shareholder value. Activist shareholders may push for changes in our business strategies, such as divestitures, acquisitions, cost-cutting measures, or shifts in focus. While some suggestions may align with broader market trends or opportunities, others may conflict with our long-term vision or operational capabilities, potentially leading to suboptimal business outcomes. Engaging with activist shareholders may also increase the risk of legal challenges or regulatory scrutiny. Activist campaigns can result in proxy battles, litigation, or regulatory investigations, which can be costly, time-consuming, and damaging to our reputation. Prolonged activist campaigns and the associated uncertainty can negatively affect employee morale and retention. Employees may become concerned about the stability of their positions or the overall direction of the company, potentially leading to decreased productivity and higher turnover rates. Implementing changes advocated by activists may involve substantial costs or capital expenditures, which could impact our financial position and operating results. We are vigilant in monitoring and addressing potential activism to safeguard our long-term interests and those of our shareholders.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

Risk Management and Strategy

Albany International Corp. views cybersecurity risk management as a cornerstone of our Enterprise Risk Management ("ERM") strategy, and we are committed to protecting our digital assets and sustaining investor confidence. Cybersecurity risks we face include data breaches, operational disruptions, reputational harm, and regulatory fines. Such incidents could lead to shutdowns or disruptions of or damage to our systems and those of our customers and suppliers, and unauthorized disclosure of sensitive or confidential information, potentially including personal data and proprietary business information. Unauthorized disclosure of, denial of access to, or other incidents involving sensitive or confidential Company, employee, customer or supplier data, whether through systems failure, employee negligence, fraud, misappropriation, or cybersecurity, ransomware or malware attacks, or other intentional or unintentional acts, could damage our reputation and our competitive positioning in the marketplace, disrupt our business or our customers' businesses, cause us to lose customers and result in significant financial exposure and legal liability.

These risks are identified, assessed and managed within the broader context of our ERM strategy, ensuring a comprehensive approach to organizational risk. We incorporate cybersecurity risk assessments into our overall enterprise risk assessment process. This integration ensures that cyber risks are evaluated and managed alongside other operational, financial, and strategic risks, offering a holistic view of our risk landscape. Our ERM strategy is overseen by an Enterprise Risk Management Committee, which is made up of representatives from our finance, legal, accounting, internal audit and global information systems functions, our business leaders and members of the Senior Leadership Team. It is led by our Chief Financial Officer and its actions are reported to our Board of Directors on a quarterly basis.

Our Chief Information Officer and Director of Information Security, along with members of their respective teams, are responsible for identifying and managing cybersecurity risk. The Senior Leadership Team, the Board of Directors and the Board's Audit Committee receive regular updates and engage in regular strategic discussions relating to cybersecurity risk management as part of their overall oversight of risk management.

Our cybersecurity framework leverages internationally recognized standards, including the CIS 20 and the NIST SP 800-171 frameworks, and is required to comply with the Department of Defense CMMC. We have policies and procedures in place designed to maintain compliance with relevant cybersecurity and data privacy laws and regulations in the jurisdictions in which we operate, such as the European Union GDPR and the California Consumer Privacy Act.

Our cybersecurity strategy includes policies, procedures, and technology that proactively safeguard our operations against cybersecurity threats. Internal teams and external experts regularly conduct risk assessments and audits to identify cybersecurity threats, ensure regulatory compliance, and adhere to control process best practices. Continuous monitoring of our networks and systems for threats and vulnerabilities is a key component of our strategy, supported by the analysis of threat intelligence from external sources. This multi-layered approach enables early detection and facilitates prompt response to potential cybersecurity threats. We regularly review and update our cybersecurity strategies, policies and procedures, taking into consideration the latest advancements in cybersecurity practices and changes to the threat landscape.

We have a cybersecurity incident response and crisis management plan in place, which incorporates regular training and simulation exercises, including with senior management, to ensure readiness and efficacy in responding to cybersecurity incidents. Our incident response and crisis management plan coordinates the activities we will take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate reputational damage.

In addition, we provide regular security awareness education and training for all employees and consultants, conduct internal "phishing" testing and training for "clickers," require mandatory security training for all new hires and publish periodic cybersecurity newsletters to highlight any emerging or urgent security threats. We also carry insurance that provides protection against the potential losses arising from a cybersecurity incident.

We engage qualified third-party cybersecurity experts for in-depth cyber risk assessments, penetration tests, and compliance audits, which provide impartial perspective and insight into our cybersecurity posture and we engage consultants for the development and refinement of our cybersecurity strategy and maturity, drawing upon industry best practices and regulatory knowledge. These collaborations also include the refinement of our incident response and crisis management plan and employee training, emphasizing the transfer of knowledge for sustainable in-house capabilities.

Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third-party service providers. We set clear objectives for third-party service providers, and we assess cybersecurity practices and any history of security incidents before engaging any potential service providers. Our contracts explicitly include requirements relating to cybersecurity, including adherence to certain standards, to ensure compliance with our security protocols. Once engaged, we regularly monitor the cybersecurity posture of major providers through log reports and intelligent threat protection analysis.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. Based on our review of past cybersecurity incidents, we believe that all such incidents were addressed promptly and effectively. In the last fiscal three years, we have not experienced any material information cybersecurity incidents and the expenses we have incurred from any cybersecurity incidents were immaterial. See Item 1A, "Risk Factors" of this Annual Report on Form 10-K for more information on our cybersecurity-related risks.

Governance

Board of Directors

The Board of Directors oversees our risk management processes, including with respect to cybersecurity risk, and the Board considers cybersecurity risk management an enterprise priority. The Board has delegated primary responsibility for reviewing and discussing with management our strategies, initiatives and policies relating to cybersecurity to the Audit Committee, which regularly reports to the full Board regarding such review and discussions. In addition, in connection with its oversight of cybersecurity risks in relation to financial reporting and internal controls, the Audit Committee plays a crucial role in the Board's understanding and management of the financial and operational impacts of cybersecurity risks.

As part of their oversight of cybersecurity risk, the Board and Audit Committee regularly review detailed cybersecurity reports, which include analyses of the threat landscape, recent incidents, and the efficacy of our cybersecurity strategy. In addition, the Chief Information Officer provides bi-annual updates to the Audit Committee and annual briefings to the full Board on our cybersecurity posture, strategy, and risk management. These reviews and updates are complemented by ongoing cybersecurity training for board members to enhance their decision-making and oversight effectiveness.

Regular active engagement in strategic discussions by the Board and Audit Committee ensures that cybersecurity considerations are effectively integrated into our overall business strategy and align with Company objectives and demonstrates the Board's commitment to proactive cybersecurity oversight.

Management

Although the Board oversees our overall risk management, day-to-day management of cybersecurity risk is the responsibility of management. Management's critical role involves assessing and managing these risks through regular evaluations, deploying advanced security measures, and developing policies. Management integrates these strategies across all our operations, fostering a culture of cybersecurity awareness within the Company. This proactive stance is essential to safeguarding digital assets and ensuring operational resilience against evolving cyber threats.

Quarterly, the Chief Information Officer presents detailed cybersecurity reports to the Enterprise Risk Committee, focusing on strategic initiatives and evolving threats. The Enterprise Risk Committee, meeting quarterly, evaluates cybersecurity within the broader organizational risk context, ensuring consistent assessment and management.

The Chief Financial Officer chairs quarterly Enterprise Risk Management Committee meetings to review and evaluate various risk factors, including cybersecurity. The Chief Financial Officer's expertise in financial risk management, strategic planning, and organizational leadership is instrumental in guiding the committee's discussions and decisions.

The Chief Financial Officer ensures that appropriate financial and operational implications of cybersecurity risk are considered and integrated into our Enterprise Risk Management Strategy.

The Chief Information Officer oversees our broader IT strategy, including cybersecurity, and presents quarterly to the Enterprise Risk Management Committee, bi-annually to the Audit Committee, and annually to the Board. The Chief Information Officer's expertise in information technology, cybersecurity, and strategic planning, forged over 24 years, 20 of which has been spent in leadership at global publicly traded companies, is integral to our approach to cybersecurity risk management. This expertise is crucial in aligning our cybersecurity initiatives with business objectives, ensuring that our strategies effectively support the Company's overall goals.

The Director of Information Security, reporting to and collaborating with the Chief Information Officer, manages our Enterprise Cybersecurity team. Day-to-day responsibilities include the implementation of cybersecurity strategies, cybersecurity risk management, and enhancing defenses against evolving threats. Our Director of Information Security has over 30 years of IT experience, 10 of which have been spent leading the Company's cybersecurity efforts. The Information Security plays a key role in shaping our cybersecurity strategy, ensuring alignment with industry standards and integration into our broader IT strategy.

Regular reporting channels between the Director of Information Security, the Chief Information Officer, and the Chief Financial Officer facilitate a cohesive, well-informed approach to managing cybersecurity risks. These reports include detailed analyses of potential threats, incident response readiness, and the effectiveness of existing cybersecurity measures.

Item 2.   PROPERTIES

Our principal manufacturing facilities are located in Belgium, Brazil, Canada, China, France, Germany, Italy, Mexico, Spain, Sweden, the United Kingdom, and the United States. The aggregate square footage of our operating facilities in the United States is approximately 2.1 million square feet, of which 1.2 million square feet are owned and 0.9 million square feet are leased. Our facilities located outside the United States comprise approximately 4.9 million square feet, of which 4.3 million square feet are owned and 0.6 million square feet are leased. We consider these facilities to be in good condition and suitable for our purpose. The capacity associated with these facilities is adequate to meet production levels required and anticipated through 2025.

Item 3.   LEGAL PROCEEDINGS

The information set forth above is described in Note 21, *Commitments and Contingencies,* of the Notes to the Consolidated Financial Statements, in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

We have Class A Common Stock with a par value of $0.001. Our Class A Common Stock is principally traded on the New York Stock Exchange under the ticker symbol AIN. According to Broadridge Financial Solutions, Inc., as of December 31, 2024, there were over 70,000 beneficial owners of our Class A Common Stock. Dividends are paid on our Class A Common Stock. Our cash dividends, and the high and low prices per share of our Class A Common Stock, were as follows for the periods presented:

Quarter Ended		March 31		June 30		September 30		December 31
2024								
Cash dividends per share	$	**0.26**	$	**0.26**	$	**0.26**	$	**0.27**
Class A Common Stock prices:								
High	$	**97.34**	$	**91.16**	$	**94.16**	$	**87.46**
Low	$	**85.76**	$	**79.75**	$	**81.29**	$	**67.92**
2023								
Cash dividends per share	$	0.25	$	0.25	$	0.25	$	0.26
Class A Common Stock prices:								
High	$	113.72	$	93.28	$	96.89	$	98.96
Low	$	85.28	$	84.92	$	83.53	$	78.48

The graph below compares the cumulative 5-Year total return of holders of Albany International Corp.'s Common Stock with the cumulative total returns of the Russell 2000 index and a customized peer group of eighteen companies which are: Astronics Corp, Idex Corp, Barnes Group Inc, Enpro Inc, Tredegar Corp, Ducommun Inc, Curtiss-Wright Corp, Watts Water Technologies Inc, Hexcel Corp, Nordson Corp, Heico Corp, Esco Technologies Inc, Enerpac Tool Group Corp, Rogers Corp, Trimas Corp, Kadant Inc, National Presto Industries Inc, and Mativ Holdings Inc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on December 31, 2019 and tracks it through December 31, 2024.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



Among Albany International Corp., the Russell 2000 Index, and a Peer Group

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.

Copyright© 2025 Russell Investment Group. All rights reserved.

Fiscal year ending December 31.

December 31,	2019	2020	2021	2022	2023	2024
Albany International Corp.	$100.00	$98.09	$119.30	$134.28	$135.25	**$111.47**
Russell 2000	100.00	119.96	137.74	109.59	128.14	**142.93**
Peer Group	100.00	107.29	128.14	122.40	141.47	**152.39**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Restrictions on dividends and other distributions are described in Note 17, *Financial Instruments* of the Notes to the Consolidated Financial Statements, in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Disclosures of securities authorized for issuance under equity compensation plans are included under Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of this Annual Report on Form 10-K.

In 2021, the Company's Board of Directors authorized the Company to repurchase shares of up to $200 million through open market purchases, privately negotiated transactions or otherwise, and to determine the prices, times and amounts. The program does not obligate the Company to acquire any particular amount of common stock, and it may be suspended or terminated at any time at the Company's discretion. The share repurchase program does not have an expiration date. The timing and amount of any share repurchases will be based on the Company's liquidity, general business and market conditions, debt covenant restrictions and other factors, including alternative investment opportunities and capital structure. In total, the Company has repurchased 1,490,904 shares for a total cost of $124.0 million as of December 31, 2024. Of this, 182,901 shares were repurchased in 2024 for $14.5 million, 1,022,717 shares were repurchased in 2022 for $85.1 million and 285,286 shares were repurchased in 2021 for $24.3 million. As of December 31, 2024, we were authorized to repurchase shares up to $76.0 million.

On February 21, 2025, the Company's Board of Directors authorized the Company to repurchase shares up to $250 million (excluding any fees, commissions, taxes or other expenses related to such purchases), which replaces the 2021 authorization. The purchases may be made through open market purchases, privately negotiated transactions or otherwise. The program does not obligate the Company to acquire any particular amount of common stock, and it may be suspended or terminated at any time at the Company's discretion. The timing and amount of any share repurchases will be based on the Company's liquidity, general business and market conditions, debt covenant restrictions and other factors, including alternative investment opportunities and capital structure.

Issuer Purchases of Equity Securities during the three months ended December 31, 2024

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approx. dollar value of shares that may yet be purchased under the program (in thousands)
October 1 to October 31, 2024	— $	—	— $	90,561
November 1 to November 30, 2024	20,174	79.21	20,174	88,963
December 1 to December 31, 2024	162,727	79.56	162,727	76,016
Total	182,901		182,901 $	76,016

Item 6. [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of the Company. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying Notes included under Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

The MD&A generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results or Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 26, 2024, incorporated herein by reference.

Business Environment Overview and Trends

We conduct our business under two reportable segments: Machine Clothing ("MC") and Albany Engineered Composites ("AEC") each rooted in similar materials sciences know-how that forms a common approach to customer value proposition in design and manufacturability. MC competes on the basis of its deep industry knowledge, customer reputation and customer service and global advanced textile manufacturing capabilities, which has enabled it to develop a robust and market leading product offering that can be tailored to customer specific requirements. AEC competes on the basis of its innovative technology solutions, extensive composite manufacturing capabilities and capacity that enable it to offer high quality specific part and assembly solutions that achieve its customers' application performance requirements.

General

Global, economic, and political conditions, changes in raw material and commodity prices and supply, labor availability and costs, inflation, interest rates, potential changes in U.S. government policy positions, including changes in Department of Defense policies or priorities, geopolitical conflicts and strained intercountry relations, U.S. and non-U.S. tax law changes, foreign currency exchange rates, sanctions, tariffs, energy costs and supply, and the impact from natural disasters and weather conditions create uncertainties that could impact our businesses.

Machine Clothing

Prior to the acquisition of Heimbach, the MC segment experienced declining revenues due to changing global market consumption of publication grade paper. The MC segment expects revenues to continue to decline for publication grade paper into 2025 and beyond, however, we see an offsetting effect due to growth in demand for packaging, and to a lesser degree, tissue grade products. During 2024, the MC segment saw stronger revenue in tissue, pulp, and engineered fabrics, and weaker revenue in packaging and publication grades, with softness in Asia, particularly China, and Europe. Going into 2025, the MC segment expects a modest recovery in Europe beginning in late 2025; however, China's recovery remains unclear. The MC segment's backlog continues to be stable going into 2025.

MC believes it is well-positioned in key markets, with high-quality, low-cost production in growth markets, substantially lower fixed costs in mature markets, and continued strength in new product development, technical product support, and manufacturing technology. Some of the markets in which MC's products are sold are expected to have volume trends that are in line with global GDP. MC continues to face pricing pressures in all markets. Despite these market pressures on revenue growth, the MC segment is expected to improve earnings in the future through cost controls and manufacturing productivity efficiencies.

The MC segment has been a significant generator of cash for the Company. The Company seeks to maintain the cash-generating potential of this business by maintaining lower costs through a continued focus on cost-reduction initiatives and strategic investment, and by vigorously using our differentiated and technically superior products to reduce our customers' total cost of operation and improve their paper quality.

In August, 2023, the Company acquired Heimbach, a privately-held manufacturer of paper machine clothing headquartered in Düren, Germany, which provides the MC segment with an increase in scale and complementary technology that further drives MC's differentiated manufacturing sales and service network. Unlocking the full benefits and value of Heimbach is a complex integration process that is well underway and tracking to expectations. It is a multi-year program that started with harmonizing Heimbach operations with our legacy MRP systems and establishing a new global customer and operations organization. There is a disciplined focus to realize not only the combined benefits from procurement and overhead, but also to leverage best practices in manufacturing and a deep realignment of our operational footprint. During 2024, the Company announced several initiatives to further rationalize MC's operating footprint, including the closure of the South Korea facility, the consolidation of activities and facilities across the United Kingdom and the closure of Heimbach's Switzerland facility.

Albany Engineered Composites

The AEC segment's strategy is to continue to build on its global brand by leveraging its industry leading performance to drive future growth through technology differentiation. This includes continued investment in AEC's proprietary 3D-woven technology to accelerate solutions that can be offered across a set of broader applications; and by leveraging the AEC's non-3D technology capabilities and capacity, on high-value aerospace (both commercial and defense) applications, and other emerging markets such as space and advance air mobility ("AAM"). The AEC segment provides longer-term growth potential for the Company and the AEC segment continues to penetrate new programs and applications, as well as ramping up production on certain long-term programs, such as the CH-53K and other commercial aircraft programs that have not yet returned to pre-COVID production rates.

The AEC segment (including Albany Safran Composites, LLC ("ASC"), in which our customer SAFRAN Group owns a 10% noncontrolling interest) supplies a number of customers in the aerospace industry. AEC's largest aerospace customer is the SAFRAN Group ("SAFRAN") and sales to SAFRAN, through ASC, (consisting primarily of fan blades and cases for CFM International's LEAP engine) accounted for approximately 14% of the Company's consolidated Net revenues in 2024. The AEC segment, through ASC, also supplies 3D-woven composite fan cases for the GE9X engine. Outside of ASC, the AEC segment also supplies 3D-woven composite vanes for the F-35 liftfan.

The AEC segment's current portfolio of non-3D programs includes components for the CH-53K helicopter, components for the F-35, missile bodies for Lockheed Martin's JASSM air-to-surface missiles, fuselage components for the Boeing 787 aircraft, vacuum waste tanks for Boeing commercial aircraft and components and structures for other commercial, business jet, defense, and space and AAM programs. In 2024, approximately 36% of AEC net revenues were related to U.S. government contracts or programs.

The AEC segment is dependent on global supply chains and has experienced disruptions in recent years. In addition, higher inflation levels increased material costs, higher labor rates and other supplier costs that have impacted the AEC segment's results of operations. The AEC segment attempts to mitigate raw material and supplier costs by entering into long-term supply agreements. However, in some cases, higher raw material and supplier costs adversely impacted certain firm-fixed price programs resulting in lower program gross margins. In addition, as the AEC segment ramps-up larger complex programs, such as CH-53K and Gulfstream, it continues to face challenges in staffing and training its workforce to support production rates, which has impacted operational productivity, particularly at its Salt Lake City facility, and contributed to increased labor and scrap costs.

As a result of the higher costs and operational challenges, the AEC segment updated labor, material input and scrap assumptions and estimates for certain long-term programs that resulted in negative cumulative changes in estimated profitability in the amount of $43.2 million in 2024, primarily related to the CH-53K, Gulfstream, F-35 and GE Platforms programs. Although the AEC segment believes it has action plans to mitigate these cost increases, the AEC segment may continue to experience similar issues into 2025 as it ramps up production levels on key programs.

Consolidated Results of Operations

Net Revenues

The following table summarizes our Net revenues by business segment:

Years ended December 31,	(in thousands, except percentages)		
	2024	2023	2022
Machine Clothing	$ 749,907	$ 670,768	$ 609,461
Albany Engineered Composites	480,708	477,141	425,426
Total net revenues	$ 1,230,615	$ 1,147,909	$ 1,034,887
% change	7.2%	10.9%	11.4%

Net revenues increased 7.2% compared to 2023, driven by an increase of Net revenues from the Heimbach acquisition in 2023 and marginally higher Net revenues in AEC, partially offset by lower organic Net revenues at MC.

MC's Net revenues increased 11.8% compared to 2023 driven by an increase in Heimbach Net revenues of $95.0 million as well as better performance in tissue, pulp, and engineered fabrics. This was partially offset by $14.0 million of lower Net revenues in the rest of the segment, driven primarily by weakness in publication and packaging globally. Changes in currency translation rates had the effect of decreasing Net revenues $1.9 million.

AEC's Net revenues increased 0.7%, primarily driven by growth on certain commercial and space programs, which were partially offset by lower revenues on the LEAP, F-35 and CH-53K programs. Changes in currency translation rates had an insignificant effect on Net revenues.

Gross Profit

The following table summarizes Gross profit by business segment:

	(in thousands, except percentages)		
Years ended December 31,	2024	2023	2022
Machine Clothing	$ 346,044	$ 331,558	$ 312,285
Albany Engineered Composites	55,732	92,160	77,497
Total	$ 401,776	$ 423,718	$ 389,782
% of net revenues	32.6%	36.9%	37.7%

The decrease in Gross profit during 2024, as compared to 2023, was driven by increased cost assumptions that adjusted the expected profitability of certain long-term contracts in the AEC segment. Gross profit as a percentage of revenues was as follows:

- MC's gross profit margin decreased from 49.4% in 2023 to 46.1% in 2024. This margin decrease was primarily attributable to lower gross margin at Heimbach.

- AEC's gross profit margin decreased from 19.3% in 2023 to 11.6% in 2024, driven primarily by changes in the estimated profitability of long-term contracts, which decreased gross profit by $43.2 million in 2024, as compared to a decrease of $4.1 million during 2023, partially offset by a favorable shift in program revenue mix.

Selling, General, and Administrative ("SG&A")

Selling, general and administrative ("SG&A") expenses include segment selling, general and administrative expenses and corporate expenses. The following table summarizes SG&A by business segment:

	(in thousands, except percentages)		
Years ended December 31,	2024	2023	2022
Machine Clothing	$ 123,120	$ 118,196	$ 91,393
Albany Engineered Composites	47,421	48,833	42,339
Corporate	40,341	47,886	34,981
Total	$ 210,882	$ 214,915	$ 168,713
% of net revenues	17.1%	18.7%	16.3%

Certain prior year amounts have been reclassified in order to conform to current year presentation. Global information system costs previously included in Corporate expenses are allocated to the segments in the above presentation. Management believes this presentation better reflects the performance of the segments and is how management will review segment performance on a going forward basis. Global information system costs were $31.9 million in 2024, $27.3 million in 2023, and $22.7 million in 2022. Corporate expenses include global information system costs of $1.0 million in 2024, $2.1 million in 2023 and $1.0 million in 2022. For more information on our segments, see Note 3,

Reportable Segments and Geographic Data, of the Notes to the Consolidated Financial Statements, in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Consolidated SG&A expenses decreased 1.9% as compared to 2023 and as a percentage of Net revenues, SG&A expenses decreased from 18.7% in 2023 to 17.1% in 2024.

The overall decrease in SG&A expenses was due to the net effect of the following:

- MC SG&A expenses increased 4.9 million as compared to 2023, with a $13.5 million increase related to Heimbach, partially offset by a $8.2 million decrease due to changes in currency translation rates and a $0.5 million decrease due to personnel-related costs.

- In AEC, SG&A expenses decreased 1.4 million, driven by a $0.8 million decrease in marketing costs and a $0.6 million decrease in personnel-related costs, partially offset by an increase in global information systems costs.

- Corporate SG&A expenses decreased 7.5 million, driven by a $4.4 million decrease in personnel-related costs, a decrease of $1.9 million in professional fees, and a decrease of $1.1 million in global information system costs.

Technical and Research

Technical and research expenses include technical, product engineering, internally funded research and development expenses.

The following table summarizes technical and research expenses by business segment:

	(in thousands, except percentages)		
Years ended December 31,	2024	2023	2022
Machine Clothing	$ 29,832	$ 24,651	$ 24,588
Albany Engineered Composites	16,265	15,976	15,353
Total technical and research expenses	$ 46,097	$ 40,627	$ 39,941
% of net revenues	3.7%	3.5%	3.9%

Consolidated Technical and research expenses increased 13.5% as compared to 2023 and as a percentage of Net revenues increased from 3.5% in 2023 to 3.7% in 2024.

- MC Technical and research expenses increased 5.2 million as compared to 2023, driven primarily by a $5.1 million increase related to Heimbach.

- AEC Technical and research expenses increased 0.3 million as compared to 2023, driven by increased research material and labor costs.

Restructuring

In addition to the items discussed above affecting Gross profit, SG&A and Technical and research expenses, Operating income was affected by Restructuring expense, net, of $13.4 million in 2024, as compared to $0.3 million in 2023.

The following table summarizes Restructuring expenses, net, by business segment:

	(in thousands, except percentages)		
Years ended December 31,	2024	2023	2022
Machine Clothing	$ 9,460	$ 282	$ 92
Albany Engineered Composites	3,649	—	—
Corporate	329	—	14
Total restructuring expenses	$ 13,438	$ 282	$ 106

At MC, restructuring actions were taken throughout 2024 in order to cease operations at several facilities, including at the Company's MC forming fabric manufacturing facility in Chungju, South Korea, at the Company's Heimbach engineered fabric manufacturing facility in Rochdale, UK, and at the Company's Heimbach paper machine clothing facility in Olten, Switzerland. These actions drove $11.2 million of restructuring charges during 2024, of which $9.5 million in Restructuring expenses, net was due to workforce reductions, fixed asset impairments, and related costs and $1.7 million in Costs of goods sold was due to the write-off of inventory. We expect to incur additional restructuring expenses related to these actions into 2025.

At AEC, restructuring activities were related to reductions in the workforce at various AEC locations, which resulted in restructuring expenses of $3.6 million for the year ended 2024.

Restructuring expenses incurred at MC and AEC during 2023 were not significant.

During the first quarter of 2025, the Company decided to consolidate headquarters in Portsmouth, NH. This change impacts approximately 100 employees, will take place over the next year and a half, and will cost an estimated $7 million over that period related to retention, relocation, severance, and professional costs.

Operating Income

The following table summarizes operating income/(loss) by business segment:

Years ended December 31,	(in thousands, except percentages)		
	2024	2023	2022
Machine Clothing	$ 183,632	$ 188,429	$ 196,212
Albany Engineered Composites	(11,603)	27,351	19,805
Corporate	(40,670)	(47,886)	(34,995)
Total operating income	$ 131,359	$ 167,894	$ 181,022
% of net revenues	10.7%	14.6%	17.5%

See the Segment Results of Operations section of this Management Discussion and Analysis of Financial Condition and Results of Operations for significant drivers of Operating income/(loss) for each business segment.

Other Earnings Items

The following table summarizes other earnings items that are presented below Operating income:

Years ended December 31,	(in thousands)		
	2024	2023	2022
Interest expense, net	$ 12,549	$ 13,601	$ 14,000
Pension settlement expense	—	—	49,128
Other (income)/expense, net	1,721	(6,163)	(14,086)
Income tax expense	29,034	48,846	35,472
Net income/(loss) attributable to the noncontrolling interest	432	490	746

Interest Expense/(income), net

Interest expense/(income), net, decreased over the prior year primarily due to lower average debt balances, in part offset by less interest income earned on cash equivalents during the current year. In addition, our 2021 interest rate swap contracts expired in the fourth quarter of 2024. Although we entered into new interest rate swap contracts in the fourth quarter, our interest cost will increase significantly in 2025 and beyond. For more information, see Note 17, *Financial Instruments,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Pension settlement expense

During 2022, the Company took actions to settle certain pension plan liabilities in the U.S., leading to charges totaling $49.1 million. No similar charges were incurred during 2024 or 2023. See Note 4, *Pension, Postretirement, and Other Benefit Plans,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for additional information.

Other (income)/expense, net

Other (income)/expense, net included foreign currency related transactions that resulted in gains of $3.9 million in 2024 and $2.9 million in 2023. In addition, changes in the fair value of derivative instruments included losses of $3.5 million in 2024 and gains of $0.4 million in 2023, driven by currency rate movements, most notably the Brazilian Real and Mexican Peso. Other (income)/expense also included bank fees, amortization of debt issuance costs, and rental income. See Note 6, Other (Income)/Expense, net*,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for additional information.

Income Taxes

Years ended December 31,	2024	2023	2022
Effective tax rate	24.8%	30.4%	26.9%

The effective tax rate represents the combined federal, state and foreign tax effects attributable to pretax earnings. For more information on income tax, see Note 7, *Income Taxes,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

The Company has continuously monitored its ability to realize deferred tax assets as it pertains to Heimbach GmbH due to their existing net operating loss carryovers. After reviewing the positive and negative evidence available as of December 31, 2024, we continue to assert that we will more likely than not be able to utilize the net deferred tax assets. Net operating losses, which make up the majority of the deferred tax assets, have an unlimited carryforward period in Germany and we expect continued improvements in the business post-acquisition due to synergies and efficiencies that will be realized in the near future. The current net deferred tax asset position at Heimbach GmbH as of December 31, 2024 is $8.4 million. If it was determined that a valuation allowance was required, a deferred tax expense of $8.4 million as of December 31, 2024 would be required to create a reserve against those net deferred tax assets. The assessment of the need for a valuation allowance could change in future periods if additional negative evidence is observed. The amount of the tax expense needed to book the valuation allowance could also change depending on additional activities.

The Organization for Economic Co-operation and Development has issued Pillar Two model rules introducing a new global minimum tax of 15% effective on January 1, 2024. While the U.S. has indicated that it will not adopt the Pillar Two rules, various other governments around the world are enacting legislation. As currently designed, Pillar Two will ultimately apply to our worldwide operations. We have evaluated the impact of these rules and have determined that it did not materially increase our global tax costs in 2024. We will continue to monitor U.S. and global legislative action related to Pillar Two for potential impacts.

Segment Results of Operations

Machine Clothing Segment

The MC segment accounted for 61 of our consolidated revenues during 2024. A summary of MC's selected financial results is as follows:

Years ended December 31,	(in thousands, except percentages)		
	2024	2023	2022
Net revenues	$ 749,907	$ 670,768	$ 609,461
% change	11.8%	10.1%	-1.5%
Gross profit	346,044	331,558	312,285
% of net revenues	46.1%	49.4%	51.2%
SG&A expenses	123,120	118,196	91,393
Technical and research expenses	29,832	24,651	24,588
Restructuring expenses, net	9,460	282	92
Operating income	$ 183,632	$ 188,429	$ 196,212
% of net revenues	24.5%	28.1%	32.2%

Net revenues

Net revenues increased 11.8% as compared to 2023, driven by the addition of Heimbach Net revenues of $95.0 million as well as better performance in tissue, pulp, and engineered fabrics. This was partially offset by $14.0 million of lower Net revenues in the rest of the segment, driven primarily by weakness in publication and packaging globally. Changes in currency translation rates had the effect of decreasing Net revenues $1.9 million.

Heimbach contributed total Net revenues of $141.6 million and $51.2 million in 2024 and 2023, respectively. Heimbach reduced MC's Operating income by $20.0 million and $6.3 million in 2024 and 2023, respectively. Included in Heimbach's 2024 operating loss is $8.8 million of non-recurring restructuring and acquisition-related costs.

Gross Profit

Gross profit increased by 14.5 million as compared to 2023, driven by the higher sales noted above; however, gross profit margin decreased from 49.4% in 2023 to 46.1% in 2024. This margin decrease was primarily driven by lower gross margins at Heimbach.

Operating Income

Operating income decreased 4.8 million or 2.5% as compared to 2023. The strong Gross profit performance noted above was more than offset by increased SG&A, Technical and Research, and Restructuring expenses. SG&A expenses increased 4.9 million as compared to 2023, with a $13.5 million increase related to Heimbach, partially offset by a $8.2 million decrease due to changes in currency translation rates and a $0.5 million decrease due to personnel-related costs. Technical and research expenses increased 5.2 million as compared to 2023, driven primarily by a $5.1 million increase related to Heimbach. In addition, Restructuring expenses increased 9.2 million related to announcements during the year to cease operations at multiple manufacturing facilities, further reducing Operating income.

Backlog

Backlog at MC represents the summation of the value of all firm, open orders from customers. Backlog in the MC segment was $236 million at December 31, 2024. All of the backlog in MC as of December 31, 2024 is expected to be recognized as revenues during the next 12 months.

Albany Engineered Composites Segment

The AEC segment accounted for 39% of our consolidated net revenues during 2024. A summary of AEC's selected financial results is as follows:

Years ended December 31,	(in thousands, except percentages)		
	2024	2023	2022
Net revenues	$ 480,708	$ 477,141	$ 425,426
% change	0.7%	12.2%	37.1%
Gross profit	55,732	92,160	77,497
% of net revenues	11.6%	19.3%	18.2%
SG&A expenses	47,421	48,833	42,339
Technical and research expenses	16,265	15,976	15,353
Restructuring expenses, net	3,649	—	—
Operating income	$ (11,603)	$ 27,351	$ 19,805
% of net revenues	-2.4%	5.7%	4.7%

Net revenues

Net revenues increased 0.7%, primarily driven by growth on certain commercial and space programs, which were partially offset by lower revenues on the LEAP, F-35 and CH-53K programs. Changes in currency translation rates had an insignificant effect on Net revenues.

AEC has contracts with certain customers, including its contract for the LEAP program, where revenue is determined by a cost-plus-fee agreement. Revenue earned under these arrangements accounted for approximately 37% of segment revenue for 2024 and 2023.

In addition, AEC has long-term contracts in which the selling price is fixed. In accounting for those contracts, we estimate the profit margin expected at the completion of the contract and recognize a pro-rata share of that profit during the course of the contract using a cost-to-cost approach. Changes in estimated contract profitability will affect revenue and gross profit when the change occurs, which could have a significant favorable or unfavorable effect on revenue and gross profit in any reporting period. For contracts with anticipated losses, a provision for the entire amount of the estimated remaining loss is charged against income in the period in which the loss becomes known. Contract losses are determined considering all direct and indirect contract costs, exclusive of any selling, general or administrative cost allocations, which are treated as period expenses. Expected losses on projects include losses on contract options that are probable of exercise, excluding profitable options that often follow.

Gross Profit

Gross profit decreased 36.4 million as compared to last year and Gross profit margin decreased from 19.3% in 2023 to 11.6% in 2024. The reduction was driven primarily by cumulative changes in the estimated profitability of long-term contracts, which decreased gross profit by 43.2 million in 2024, as compared to a decrease of 4.1 million during 2023. The unfavorable effects in 2024 related to higher labor, material and scrap costs. The negative change in estimated profitability in 2024 was primarily driven by a few large complex programs, including approximately $25.5 million for the various CH-53K programs, $11.4 million on our Gulfstream program, $3.9 million on our F-35 program, and $2.2 million on our GE Platforms program. The unfavorable effects in 2023 related to additional reserves taken on certain contracts and inflationary factors decreasing anticipated margins.

Operating Income/(Loss)

Operating income decreased 39.0 million, principally due to reduced Gross profit as noted above. This was partially offset by a decrease in SG&A expenses of 1.4 million, driven by a $0.8 million decrease in marketing costs and a $0.6 million decrease in personnel-related costs. Technical and research expenses increased 0.3 million as compared to 2023, driven by increased research material and labor costs. Restructuring activities were related to reductions in the workforce at various AEC locations and resulted in restructuring expenses of 3.6 million, further reducing Operating income.

Backlog

Backlog at AEC represents the aggregate dollar value of products and services for the given term of our contracts with customers where we have enforceable rights, including both funded and unfunded contract scope, for which products have not been provided or services have not been performed, but excluding unexercised contract options and potential orders under ordering-type contracts. For new contract awards, the initial backlog recorded may only reflect a portion of the total value of the contract award, particularly for ordering-type contracts. Backlog may increase over time as the orders placed against a contract include enforceable rights. For our ASC LEAP contract with our partner Safran, our backlog reflects the agreed business plan values with Safran for the subsequent full twelve-month calendar year.

Orders included in our backlog may be modified, canceled, or rescheduled by our customers, although customers may incur cancellation penalties as defined in the terms of such customer contracts; and which such terms may vary from contract to contract. If any of our enforceable contracts were to be terminated, our backlog would be reduced by the expected value of the unfilled orders of such contracts.

Backlog differs from unsatisfied performance obligations for contracts disclosed in Note 2, *Revenue Recognition,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of our Annual Report on Form 10-K, which excludes unsatisfied performance obligations with an original expected duration of one year or less.

Backlog at AEC was $1.4 billion as of December 31, 2024.

Working Capital, Liquidity and Capital Structure

Working Capital

Payment terms granted to paper industry and other machine clothing customers reflect general competitive practices. Terms vary with product, competitive conditions, and the country of operation. In some markets, customer agreements require us to maintain significant amounts of finished goods inventory to assure continuous availability of our products.

In addition to supplying paper, paperboard, and tissue companies, the MC segment is a leading supplier to the nonwovens (which includes the manufacture of products such as diapers, personal care, and household wipes), building products, and tannery and textile industries. These non-paper industries have a wide range of customers, with markets that vary from industrial applications to consumer use products. The AEC segment primarily serves customers in the commercial and defense aerospace market through both engine and airframe applications. AEC's working capital levels rose sharply in the last several years in line with the segment's growth.

In the MC segment, the Chinese New Year, summer months, and the end of the year are often periods of lower production for some of our customers, which, in the past contributed to seasonal variation in sales and orders. In recent years, shorter order cycles and lower inventory levels throughout the supply chain have become a more significant factor in quarterly sales. The impact of these combined factors on any quarter can be difficult to predict, and can make quarterly comparisons less meaningful than annual comparisons. While seasonality is generally not a significant factor in the Albany Engineered Composites segment, the commercial terms of the supply agreement governing the LEAP program resulted in fourth quarter sales volatility in recent years.

Cash Flow Summary

For the years ended December 31,	2024	2023	2022
		(in thousands)	
Net income	$ 88,055	$ 111,610	$ 96,508
Depreciation and amortization	89,294	76,733	69,049
Changes in working capital[(a)]	54,321	(44,214)	(63,478)
Changes in long-term liabilities, deferred taxes and other credits	(23,033)	(11,829)	(18,629)
Non-cash portion of pension settlement expense	—	—	42,657
Other operating items	9,804	15,756	2,107
Net cash provided by operating activities	218,441	148,056	128,214
Net cash used in investing activities	(80,180)	(217,899)	(96,348)
Net cash used in financing activities	(183,832)	(52,641)	(23,652)
Effect of exchange rate changes on cash flows	(12,566)	4,128	(18,474)
Increase/(decrease) in cash and cash equivalents	(58,137)	(118,356)	(10,260)
Cash and cash equivalents at beginning of year	173,420	291,776	302,036
Cash and cash equivalents at end of year	$ 115,283	$ 173,420	$ 291,776

(a) Includes Accounts receivable, Contract assets, Inventories, Accounts payable and Accrued liabilities.

Net cash provided by operating activities during 2024 was 218.4 million, compared to 148.1 million in the 2023. The increase was primarily driven by improved levels of working capital at both segments, but was most pronounced at AEC, which invested a much more significant amount in working capital during 2023 related to the expanded CH-53K scope of work and the build-up of inventory in the LEAP program as compared to 2024.

Net cash used in investing activities included capital expenditures totaling $80.2 million and $84.4 million during 2024 and 2023, respectively, including investments in new aerospace programs and to improve productivity in our MC segment. In addition, investing activities during the prior year included the acquisition of Heimbach, headquartered in Düren, Germany, for net cash of $133.5 million, funded using cash on hand.

Net cash used in financing activities was 183.8 million during 2024 as compared to 52.6 million during 2023. The significant increase in net cash used during 2024 was due to increased principal payments on debt, increased share repurchases, and increased dividends paid to shareholders.

Liquidity and Capital Structure

We finance our business activities primarily with cash generated from operations and borrowings, largely through our revolving credit agreement as discussed below. Our subsidiaries outside of the United States may also maintain working capital lines with local banks.

Under our $800 million unsecured credit agreement, $318.5 million of borrowings were outstanding as of December 31, 2024. We believe cash flows from operations and the availability of funds under our Amended Credit Agreement will be adequate to fund our operations and business needs over the next twelve months.

As of December 31, 2024, we had cash and cash equivalents of $115.3 million and availability under our Credit Agreement of $481.5 million, for a total liquidity of approximately $596.8 million. Bank debt at the Company's Heimbach subsidiary was paid down to less than $0.1 million as of December 31, 2024. For more information on the revolving credit agreement, see Note 17, *Financial Instruments,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

As of December 31, 2024, $97.6 million of our total cash and cash equivalents was held by non-U.S. subsidiaries. The Company has targeted for repatriation $163.0 million of current year and prior year earnings of the Company's foreign operations. The accumulated undistributed earnings of the Company's foreign operations not targeted for repatriation to the U.S. were approximately $132.9 million, and are intended to remain indefinitely invested in foreign operations. Our cash planning strategy includes repatriating current earnings in excess of working capital requirements from certain countries in which our subsidiaries operate. While we have been successful in such endeavor to date, there can be no assurance that we will be able to cost-effectively repatriate funds in the future. Repatriating such cash from certain jurisdictions, which is currently considered to be indefinitely reinvested in foreign operations, may also result in additional taxes.

We have also returned cash to shareholders through dividends and share repurchases. We paid dividends of $32.5 million and $31.2 million during 2024 and 2023, respectively. The Company repurchased 182,901 shares during 2024 for $14.2 million. In total, the Company repurchased 1,490,904 shares for a total cost of $124.0 million since 2021. On February 21, 2025, the Company's Board of Directors authorized the Company to repurchase shares up to $250 million, which replaces the 2021 authorization.

The Company is party to certain off-balance sheet arrangements, including certain guarantees. The Company provides financial assurance, such as payment guarantee and letters of credit and surety bonds, primarily to support workers' compensation programs and customs clearance, of less than $12 million. There were no material changes in the Company's off-balance sheet arrangements during 2024.

During the first quarter of 2025, the Company decided to consolidate headquarters in Portsmouth, NH. This change impacts approximately 100 employees, will take place over the next year and a half, and will cost an estimated $7 million over that period related to retention, relocation, severance, and professional costs.

Other Sources/Uses of Capital

We have contractual commitments to repay debt, make payments under leases, contribute to our pension and postretirement plans, and settle obligations related to agreements to purchase goods and services, income taxes, compensation plans, and as applicable, interest rate swaps. We estimate these contractual commitments amount to approximately $538 million as of December 31, 2024, of which we expect to pay $62 million within the next year. Interest payments on debt are expected to be approximately $18 million in 2025, $18 million in 2026, $19 million in 2027, and $12 million in 2028, and principal payments on debt of $318 million are not due until 2028. For more information on the revolving credit agreement, see Note 17, *Financial Instruments*, for payments related to leases see Note 20, *Leases*, and for payments related to pension and postretirement plans see Note 4, *Pension, Postretirement, and Other Benefit Plans*, as included in the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Payments for these commitments are not representative of all our future cash requirements, which will vary based on future needs.

Critical Accounting Estimates

For the discussion of our accounting policies, see Note 1, *Accounting Policies*, of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates that directly affect the amounts reported in the Consolidated Financial Statements. Each of these assumptions is subject to uncertainties and changes in those assumptions or judgments which can affect our results of operations. In addition to the accounting policies stated in Note 1, *Accounting Policies,* of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K, the financial statement amounts and disclosures are significantly influenced by market factors, judgments and estimates as described below.

Revenue Recognition

Contracts with customers in the MC segment have various terms that can affect the point in time when revenue is recognized. The contractual terms are closely monitored in order to ensure revenue is recognized in the proper period.

Products and services provided under long-term contracts represent a significant portion of net revenues in the AEC segment. AEC's largest source of revenue is derived from the LEAP contract under a cost-plus-fee agreement. The fee may vary within a narrow range based on our success in achieving certain cost targets. Revenue is recognized over time as costs are incurred. Under this contract, there is judgment involved in determining applicable contract costs and the amount of revenue to be recognized.

We also have fixed price long-term contracts, for which revenue is generally recognized over time using an input method as the measure of progress. This method requires significant judgment and estimation, which could be considerably different if the underlying circumstances were to change. When adjustments in estimated contract revenues or costs are required, any changes from prior estimates are included in earnings in the period the change occurs.

AEC has long-term aerospace contracts under which there are two phases: a phase during which the production part is designed and tested, and a phase of supplying production parts. During the design and testing phases, we perform pre-production or nonrecurring engineering services, which are normally considered a fulfillment activity, rather than a performance obligation. Fulfillment activities that create resources that will be used in satisfying performance obligations in the future, and are expected to be recovered, are capitalized in Other assets. The capitalized costs are amortized into cost of goods sold over the period which the asset is expected to contribute to future cash flows, including anticipated renewal periods. Accumulated capitalized costs are written-off when those costs are determined to be unrecoverable.

For contracts with anticipated losses, a provision for the entire amount of the estimated remaining loss is charged against income in the period in which the loss becomes known. Contract loss provisions include contract options that are probable of exercise, excluding any profitable options that might be expected to follow. Contract losses are determined considering all direct and indirect contract costs, exclusive of any selling, general or administrative costs, which are treated as period expenses. We are required to limit our estimate of contract values to the period of the legally enforceable contract. While certain contracts are expected to be profitable over the course of the program life when including expected renewals, our estimate of contract revenues and costs is limited to the estimated value of enforceable rights and obligations, excluding anticipated renewals. In some cases, the contract period may result in a loss contract provision at the inception of the contract.

Pension and Postretirement Liabilities

We sponsor several pension and postretirement benefit plans. Our liabilities under these defined benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, health care cost inflation rate and the long-term rate of return on plan assets. We review our actuarial assumptions on an annual basis and make modifications to the assumptions when appropriate.

Discount Rate Selection

We select a discount rate for purposes of measuring obligations under defined benefit plans by matching cash flows separately for each plan to the yields on high-quality zero-coupon bonds. We use the RATE: Link 60-90 model (the "RATE Link"). We believe the projected cash flows used to determine RATE Link provide a good approximation of the timing and amounts of our defined benefit payments under our plans and no adjustments to RATE Link has been made.

Measurement of our postretirement benefit obligations requires the use of several assumptions about factors that will affect the amount and timing of future benefit payments. The assumed health care cost trend rates are the most critical estimates for measurement of the postretirement benefit obligation. Changes in the health care cost trend rates have a significant effect on the amounts reported for the health care benefit obligation.

Long-term Rate of Return on Plan Assets Assumption

Our expected long-term rate of return on plan assets is derived from our asset allocation strategies and anticipated future long-term performance of individual asset classes. Our analysis gives consideration to recent plan performance and historical returns; however, the assumptions are primarily based on long-term, prospective rates of return. The weighted average long-term rate of return on plan assets for our defined benefit pension plans is 4.98% for 2024.

Based on information provided by actuaries and other relevant sources, the Company believes that the assumptions used to estimate expenses, assets and liabilities of pensions and postretirement benefits are reasonable; however, changes in these assumptions could impact the Company's financial position, results of operations or cash flows.

Income Taxes

We regularly assess the likelihood that deferred tax assets will be realized through the reversal of existing temporary differences and/or future taxable income. To the extent we believe that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established. The amount of a valuation allowance is based upon our best estimate of our ability to realize the deferred tax assets.

Tax positions taken or expected to be taken in a tax return are recognized when it is more-likely-than-not, based on technical merits, to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, including resolution of related appeals and/or litigation process, if any.

Business Combinations

As we enter into business combinations, we perform acquisition accounting requirements including the following:

- Identifying the acquirer,

- Determining the acquisition date,

- Recognizing and measuring the identifiable assets acquired and the liabilities assumed, and

- Recognizing and measuring goodwill, as applicable.

We complete valuation procedures and record the resulting fair value of the acquired assets and assumed liabilities in accordance with the acquisition method under ASC 805, Business Combinations. The acquisition methodology requires management to make assumptions and apply judgment to determine the fair value of assets acquired and liabilities assumed. If estimates or assumptions used to complete the enterprise valuation and estimates of the fair value of the acquired assets and assumed liabilities significantly differ from assumptions made, the resulting difference could materially affect the fair value of net assets.

In determining the fair value of the tangible assets, including property, plant and equipment, we consider the cost-approach and the market approach, which estimates the cost to replace the asset, less accrued depreciation resulting from physical deterioration, functional obsolescence and external obsolescence. In the determination of the fair value of the identified intangible assets, we use cash flow models following the income approach, specifically, a relief from royalty method methodology. Inputs include estimated revenue growth rates, gross margins, operating expenses, and estimated attrition, royalty and discount rates. Goodwill is recorded as the difference in the fair value of the acquired assets and assumed liabilities and the purchase price, as applicable.

Goodwill and Intangible assets

Goodwill is not amortized, but is tested for impairment at least annually. Estimating the fair value of reporting units requires the use of estimates and significant judgments, including but not limited to revenue growth rates, operating margins, discount rates, and future market conditions. It is possible that these judgments and estimates could change in future periods.

The determination of the fair value of intangible assets acquired in a business acquisition is subject to many estimates and assumptions. Among such estimates and assumptions are royalties, discount rate and useful life. We review amortizable intangible asset groups for impairment whenever events and changes in circumstances indicate that the related carrying amounts may not be recoverable.

Recent Accounting Pronouncements

See *"Recent Accounting Pronouncements"* in Note 1, *Accounting Policies*, of the Notes to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in both foreign currency exchange rates and interest rates. From time to time, the Company enters into derivative agreements to manage these risks. The market risk is potential losses arising from adverse changes in these rates as discussed below.

Foreign Currency Exchange Rate Risk

We have manufacturing plants and sales transactions worldwide and, therefore, are subject to foreign currency risk. Our operational results can be materially impacted depending on the volatility and magnitude of foreign rate changes. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, we periodically enter into forward exchange contracts either to hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows. The total net assets of non-U.S. operations and long-term intercompany loans denominated in nonfunctional currencies subject to potential loss amount to approximately $576.4 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $57.6 million. Furthermore, related to foreign currency transactions, we have exposure to various nonfunctional currency balances totaling $146.2 million. This amount includes, on an absolute basis, exposures to assets and liabilities held in currencies other than our local entities' functional currency. On a net basis, we had $74.0 million of foreign currency assets as of December 31, 2024. As currency rates change, these nonfunctional currency balances are revalued, and the corresponding adjustment is recorded in the income statement. A hypothetical change of 10% in currency rates could result in an adjustment to the income statement of approximately $7.4 million. Actual results may differ.

Interest Rate Risk

We are exposed to interest rate fluctuations with respect to our variable rate debt, depending on general economic conditions.

On December 31, 2024, we had the following variable rate debt:

(in thousands, except interest rates)		
Long-term debt:		
Credit agreement borrowings outstanding (net of fixed rate portion, due in 2028):		
USD borrowings (end of period all-in interest rate of 6.00%)		100,000
EUR borrowings (end of period all-in interest rate of 4.40%)		46,742
Foreign bank debt (end of period all-in interest rate ranging from 4.27% to 5.10%)		46
Total	$	146,788

Assuming borrowings were outstanding for an entire year, an increase of one percentage point in weighted average interest rates would increase interest expense by $1.5 million. To manage interest rate risk, we may periodically enter into interest rate swap agreements to effectively fix the interest rates on variable rate debt to a specific rate for a period of time. (See Note 18, *Fair-Value Measurements*, of the Notes to the Consolidated Financial Statements, in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K).

Item 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Albany International Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Albany International Corp. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of estimated total contract costs at completion for Albany Engineered Composites revenue recognition for certain firm-fixed-price contracts

As discussed in Note 2 to the consolidated financial statements, a portion of the Albany Engineered Composites (AEC) segment revenue is earned under firm-fixed-price orders that are placed under definitive agreements, with revenue recognized over time as costs are incurred. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred.

We identified the evaluation of estimated total contract costs at completion for AEC revenue recognition for certain firm-fixed-price contracts as a critical audit matter. A high degree of auditor judgment was required to evaluate the

estimates of total contract costs at completion because of the varied nature and inherent complexities of the contractual performance obligations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the AEC revenue process. This included controls related to developing forecasted estimated total contract costs. For certain contracts, we compared the Company's historical estimates of costs to actual costs incurred to assess the Company's ability to estimate accurately. We read relevant agreements, including amendments, and inquired of financial and operational personnel of the Company to identify factors that should be considered within the cost to complete estimates. We inspected the Company's analysis of contract status, including forecasted costs, which we compared against historical costs.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Albany, New York
February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Albany International Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Albany International Corp. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements), and our report dated February 26, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Albany, New York
February 26, 2025

Albany International Corp.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,
(in thousands, except per share amounts)

	2024	2023	2022
Net revenues	$ 1,230,615	$ 1,147,909	$ 1,034,887
Cost of goods sold	828,839	724,191	645,105
Gross profit	401,776	423,718	389,782
Selling, general and administrative expenses	210,882	214,915	168,713
Technical and research expenses	46,097	40,627	39,941
Restructuring expenses, net	13,438	282	106
Operating income	131,359	167,894	181,022
Interest income	(4,064)	(6,566)	(3,835)
Interest expense	16,613	20,167	17,835
Pension settlement expense	—	—	49,128
Other (income)/expense, net	1,721	(6,163)	(14,086)
Income before income taxes	117,089	160,456	131,980
Income tax expense	29,034	48,846	35,472
Net income	88,055	111,610	96,508
Net income attributable to the noncontrolling interest	432	490	746
Net income attributable to the Company	$ 87,623	$ 111,120	$ 95,762
Earnings per share:			
Basic earnings per share attributable to Company shareholders	$ 2.81	$ 3.56	$ 3.06
Diluted earnings per share attributable to Company shareholders	$ 2.80	$ 3.55	$ 3.04
Dividends declared per share	$ 1.05	$ 1.01	$ 0.88
Weighted average shares outstanding:			
Basic	31,231	31,171	31,339
Diluted	31,338	31,276	31,455

The accompanying notes are an integral part of the consolidated financial statements.

Albany International Corp.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31,
(in thousands)

	2024	2023	2022
Net income	$ 88,055	$ 111,610	$ 96,508
Other comprehensive income, before tax:			
Foreign currency translation and other adjustments	(56,551)	18,593	(40,971)
Reclassification of loss on pension settlement	—	—	42,657
Pension/postretirement plan remeasurement	3,888	4,302	(2,292)
Amortization of pension and postretirement liability adjustments:			
Prior service credit	(150)	(4,122)	(4,497)
Net actuarial loss	613	1,383	3,260
Payments and amortization related to interest rate swaps included in earnings	(13,547)	(15,062)	468
Derivative valuation adjustment	1,261	3,512	25,396
Income taxes related to items of other comprehensive income:			
Reclassification of loss on pension settlement	—	—	(16,459)
Pension/postretirement plan remeasurement	(1,283)	(673)	(370)
Amortization of pension and postretirement liability adjustments	(153)	904	408
Payments and amortization related to interest rate swaps included in earnings	3,419	3,811	(118)
Derivative valuation adjustment	(318)	(889)	(6,425)
Comprehensive income	25,234	123,369	97,565
Comprehensive income/(loss) attributable to the noncontrolling interest	(543)	949	856
Comprehensive income attributable to the Company	$ 25,777	$ 122,420	$ 96,709

The accompanying notes are an integral part of the consolidated financial statements.

Albany International Corp.

CONSOLIDATED BALANCE SHEETS
At December 31,
(in thousands, except share and per share data)

	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	**$ 115,283**	$ 173,420
Accounts receivable, net	**246,688**	287,781
Contract assets, net	**166,557**	182,281
Inventories	**145,845**	169,567
Income taxes prepaid and receivable	**19,187**	11,043
Prepaid expenses and other current assets	**37,132**	53,872
Total current assets	**730,692**	877,964
Property, plant and equipment, net	**563,431**	601,989
Intangibles, net	**38,127**	44,646
Goodwill	**176,261**	180,181
Deferred income taxes	**28,757**	22,941
Noncurrent receivables, net	**—**	4,392
Other assets	**111,428**	102,901
Total assets	**$ 1,648,696**	$ 1,835,014
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 66,095**	$ 87,104
Accrued liabilities	**141,904**	142,988
Current maturities of long-term debt	**—**	4,218
Income taxes payable	**18,367**	14,369
Total current liabilities	**226,366**	248,679
Long-term debt	**318,531**	452,667
Other noncurrent liabilities	**138,830**	139,385
Deferred taxes and other liabilities	**16,022**	26,963
Total liabilities	**699,749**	867,694
Commitments and Contingencies (Note 21)		
Shareholders' Equity:		
Preferred stock, par value $5.00 per share; authorized 2,000,000 shares; none issued	**—**	—
Class A Common Stock, par value $0.001 per share; authorized 100,000,000 shares; issued 40,917,539 in 2024 and 40,856,910 in 2023	**41**	41
Additional paid-in capital	**452,933**	448,218
Retained earnings	**1,065,763**	1,010,942
Accumulated items of other comprehensive income:		
Translation adjustments	**(181,555)**	(124,901)
Pension and postretirement liability adjustments	**(14,328)**	(17,346)
Derivative valuation adjustment	**(106)**	9,079
Treasury stock (Class A), at cost; 9,844,746 shares in 2024 and 9,661,845 in 2023	**(379,210)**	(364,665)
Total Company shareholders' equity	**943,538**	961,368
Noncontrolling interest	**5,409**	5,952
Total shareholders' equity	**948,947**	967,320
Total liabilities and shareholders' equity	**$ 1,648,696**	$ 1,835,014

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(in thousands)

	2024	2023	2022
OPERATING ACTIVITIES			
Net income	$ 88,055	$ 111,610	$ 96,508
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	82,452	70,374	62,480
Amortization	6,842	6,359	6,569
Change in deferred taxes and other liabilities	(15,331)	(2,046)	(8,496)
Impairment of property, plant, equipment, and inventory	2,038	1,773	1,808
Non-cash interest expense	1,025	1,404	1,118
Non-cash portion of pension settlement expense	—	—	42,657
Compensation and benefits paid or payable in Class A Common Stock	4,715	6,936	4,527
Provision/(recovery) for credit losses from uncollected receivables and contract assets	310	640	1,408
Foreign currency remeasurement (gain)/loss on intercompany loans	81	(2,831)	(4,434)
Fair value adjustment on foreign currency options	—	(139)	(509)
Gain on sale of assets	(513)	—	—
Changes in operating assets and liabilities that provided/(used) cash, net of impact of business acquisition:			
Accounts receivable	31,764	(11,038)	(14,301)
Contract assets	12,289	(32,156)	(36,434)
Inventories	14,627	15,093	(24,541)
Prepaid expenses and other current assets	4,002	1,530	(4,134)
Income taxes prepaid and receivable	(8,574)	(2,897)	(6,005)
Accounts payable	(3,084)	(5,672)	8,572
Accrued liabilities	(1,275)	(10,441)	3,226
Income taxes payable	6,918	(1,988)	183
Noncurrent receivables	(780)	3,723	3,911
Other noncurrent liabilities	(7,702)	(9,783)	(10,133)
Other, net	582	7,605	4,234
Net cash provided by operating activities	218,441	148,056	128,214
INVESTING ACTIVITIES			
Purchase of business, net of cash acquired	—	(133,470)	—
Purchases of property, plant and equipment	(80,249)	(83,560)	(93,675)
Purchased software	(958)	(869)	(2,673)
Proceeds received from sale of assets	1,027	—	—
Net cash used in investing activities	(80,180)	(217,899)	(96,348)
FINANCING ACTIVITIES			
Proceeds from borrowings	145,595	78,040	162,000
Principal payments on debt	(279,838)	(92,274)	(73,000)
Principal payments on finance lease liabilities	—	—	(654)
Debt acquisition costs	—	(4,108)	—
Purchase of Treasury shares	(14,175)	—	(84,780)
Taxes paid in lieu of share issuance	(2,931)	(3,136)	(770)
Proceeds from options exercised	—	—	17
Dividends paid	(32,483)	(31,163)	(26,465)
Net cash used in financing activities	(183,832)	(52,641)	(23,652)
Effect of exchange rate changes on cash and cash equivalents	(12,566)	4,128	(18,474)
Increase/(decrease) in cash and cash equivalents	(58,137)	(118,356)	(10,260)
Cash and cash equivalents at beginning of period	173,420	291,776	302,036
Cash and cash equivalents at end of period	$ 115,283	$ 173,420	$ 291,776

The accompanying notes are an integral part of the consolidated financial statements.

1. Accounting Policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and include the accounts of Albany International Corp. and its subsidiaries (the Company, Albany, we, us, or our) after elimination of intercompany transactions. Certain prior year amounts have been reclassified in order to conform to current year presentation. Global information system costs previously included in Corporate expenses are allocated to the segments. Management believes this presentation better reflects the performance of the segments and is how management will review segment performance on a going forward basis. See Note 3, *Reportable Segments and Geographical Data,* of the Notes to the Consolidated Financial Statements for more information on our segments.

On August 31, 2023, the Company completed the acquisition of Heimbach GmbH ("Heimbach"), a privately-held manufacturer of paper machine clothing and technical textiles, as further described in Note 24, *Business Combination*, of the Notes to the Consolidated Financial Statements of our 2023 Annual Report on Form 10-K*.* The financial results of the acquired company are included in the Machine Clothing reportable segment since the date of the acquisition.

The Company owns 90% of the common equity of Albany Safran Composites, LLC ("ASC") which is reported within the Albany Engineered Composites segment. The Company also owns 85% of Arcari, SRL ("Arcari"), a manufacturer of textile and plastic industrial technical products and conveyor belts, which is a subsidiary of Heimbach GmbH, the paper machine clothing manufacturer recently acquired by the Company and reported within the Machine Clothing segment. Additional information regarding noncontrolling interest is included in Note 10, *Noncontrolling Interest*, of the Notes to the Consolidated Financial Statements.

Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in the accounting for, among others, revenue recognition, contract profitability, allowances for doubtful accounts, rebates and sales allowances, inventory allowances, financial instruments, including derivatives, pension and other postretirement benefits, goodwill and intangible assets, contingencies, income taxes, and other accruals. Our estimates are based on historical experience and on various other assumptions, which are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may materially differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of any revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Revenue Recognition

In our Machine Clothing ("MC") business segment, we recognize revenue at the point in time when we satisfy our performance obligations related to the manufacture and delivery of products. In our Albany Engineered Composites ("AEC") business segment, revenue from most long-term contracts is generally recognized over time using an input method as the measure of progress. The amount of revenue in excess of progress billings on long-term contracts is included in Contract assets, net, which represent rights to consideration that are conditional on something other than the passage of time, such as completion of remaining performance obligations.

For over time contracts, we are required to limit our estimate of contract values to the period of the legally enforceable contract. While certain contracts are expected to be profitable over the course of the program life when including expected renewals, our estimate of contract revenues and costs is limited to the estimated value of enforceable rights and obligations, excluding anticipated renewals. This contract period may result in a loss contract provision at contract inception. Expected losses on projects include losses on contract options that are probable of exercise, excluding

1. Accounting Policies — (continued)

profitable options that may follow. For contracts with anticipated losses, a provision for the entire amount of the estimated remaining loss is charged against income in the period in which the loss becomes known. Contract losses are determined considering all direct and indirect contract costs, exclusive of any selling, general or administrative cost allocations, which are treated as period expenses.

Products and services provided under long-term contracts represent a significant portion of Net revenues in the AEC segment. We have a contract with a major customer for which revenue is recognized under a cost-plus-fee agreement. We also have fixed price long-term contracts, for which we use the percentage of completion (incurred cost to total estimated cost) method. That method requires significant judgment and estimation, which could be considerably different if the underlying circumstances were to change. When adjustments in estimated contract revenues or costs are required, any changes from prior estimates are included in earnings in the period the change occurs.

Additional accounting policies related to revenue from contracts with customers are set forth in Note 2, *Revenue Recognition*, of the Notes to the Consolidated Financial Statements.

We limit the concentration of credit risk in receivables by closely monitoring credit and collection policies. We record allowances for sales returns as a deduction in the computation of Net revenues. Such provisions are recorded on the basis of written communication with customers and/or historical experience. Any value added taxes that are imposed on sales transactions are excluded from Net revenues.

Cost of Goods Sold

Cost of goods sold includes the cost of materials, provisions for obsolete inventories, labor and supplies, shipping and handling costs, depreciation of manufacturing facilities and equipment, purchasing, receiving, warehousing, and other expenses. Cost of goods sold also includes provisions for loss contracts and charges for the write-off of inventories that result from an exit activity.

Selling, General, and Administrative ("SG&A") Expenses

Selling, general, and administrative expenses are primarily comprised of wages, incentive compensation, benefits, travel, professional fees, revaluation of trade foreign currency balances, global information system costs, and other costs, and are expensed as incurred. Selling expense includes costs related to contract acquisition and provisions for expected credit losses on financial assets measured at amortized cost.

Technical and Research Expenses

Technical and research expenses are charged to operations as incurred and consist primarily of compensation, supplies, and professional fees incurred in connection with intellectual property.

The AEC segment participates in both company-sponsored, and customer-funded research and development. Some customer-funded research and development may be on a cost-sharing basis and considered to be a collaborative arrangement, in which case both parties are active participants and are exposed to the risks and rewards dependent on the success of the activity. In such cases, amounts charged to the collaborating entity are credited against research and development expense. For customer-funded research and development in which we anticipate funding to exceed expenses, we include amounts charged to the customer in Net revenues, while expenses are included in Cost of goods sold.

Restructuring Expense

We may incur expenses related to exiting a line of business or restructuring of our operations or organizational structure, which could include employee termination costs, costs to consolidate or close facilities, or costs to terminate contractual relationships. Restructuring expenses may also include impairment of Property, plant and equipment, as described below under "Property, Plant and Equipment." Employee termination costs include severance pay and social costs for periods after employee service is completed. Termination costs related to an ongoing benefit arrangement are recognized when the amount becomes probable and estimable. Termination costs related to a one-

1. Accounting Policies — (continued)

time benefit arrangement are recognized at the communication date to employees. Costs related to contract termination, relocation of employees, outplacement and the consolidation or the closure of facilities, are recognized when incurred.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences and tax attributes by applying enacted statutory tax rates applicable for future years to differences between existing assets and liabilities for financial reporting and income tax return purposes. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. A valuation allowance is established, as needed, to reduce net deferred tax assets to the amount expected to be realized. In the event it becomes more likely than not that some or all of the deferred tax asset valuation allowances will not be needed, the valuation allowance will be adjusted.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have determined the amount of the tax benefit to be recognized by estimating the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest and penalties have also been recognized. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. We have not elected to reclassify stranded tax effects from Accumulated items of other comprehensive income (AOCI) to retained earnings.

Earnings Per Share

Basic net income or loss per share is computed using the weighted average number of shares of Class A Common Stock outstanding during each year. Diluted net income per share includes the effect of all potentially dilutive securities. If we report a net loss from continuing operations, the diluted loss per share is equal to the basic earnings per share calculation.

Translation of Financial Statements

Assets and liabilities of non-U.S. operations are translated at year-end rates of exchange, and the income statement accounts are translated at average monthly exchange rates. Gains or losses resulting from translating non-U.S. currency financial statements into U.S. dollars are recorded in other comprehensive income and accumulated in Shareholders' equity in the caption "Translation adjustments."

Selling, general, and administrative expenses include foreign currency gains and losses resulting from third party balances, such as receivables and payables, which are denominated in a currency other than the entity's functional currency. Gains or losses resulting from cash and short-term intercompany loans and balances denominated in a currency other than the entity's functional currency, and foreign currency options are generally included in Other expense, net. Gains and losses on long-term intercompany loans not intended to be repaid in the foreseeable future are recorded in other comprehensive income.

The following table summarizes foreign currency transaction gains and losses recognized in the income statement:

(in thousands)	Years ended December 31,					
		2024		2023		2022
(Gains)/losses included in:						
Selling, general, and administrative expenses	$	(4,495)	$	4,181	$	(554)
Other (income)/expense, net		(3,900)		(2,916)		(9,996)
Total transaction (gains)/losses	$	(8,395)	$	1,265	$	(10,550)

1. Accounting Policies — (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable includes trade and other accounts receivables and Bank promissory notes. In connection with certain sales in Asia Pacific, the Company accepts a bank promissory note as customer payment. The notes may be presented for payment at maturity, which is less than one year.

In accordance with ASC 326, Current Expected Credit Losses ("CECL"), the Company recognizes an allowance for expected credit losses on financial assets measured at amortized cost, such as Accounts receivable, Contract assets and Noncurrent receivables. The allowance is determined using a CECL model that is based on an historical average three-year loss rate and is measured by financial asset type on a collective (pool) basis when similar risk characteristics exist, at an amount equal to lifetime expected credit losses. The estimate reflects the risk of loss due to credit default, even when the risk is remote, and considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable expected future economic conditions.

The Company also has had Noncurrent receivables in the AEC segment that represent revenue earned which had extended payment terms.

See additional information set forth in Note 11, *Accounts Receivable*, of the Notes to the Consolidated Financial Statements.

Contract Assets and Contract Liabilities

Contract assets includes unbilled amounts typically resulting from sales under contracts when the cost-to-cost method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. Contract assets are transferred to Accounts receivable, net, when the entitlement to payment becomes unconditional. Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are included in Accrued liabilities in the Consolidated Balance Sheet.

See additional information set forth in Note 12, *Contract Assets and Liabilities*, of the Notes to the Consolidated Financial Statements.

Inventories

Costs included in inventories are raw materials, labor, supplies and allocable depreciation and overhead. Raw materials inventory is valued on an average cost basis. Other inventory cost elements are valued at cost, using the first-in, first-out method. The Company writes down the inventories for estimated obsolescence, and to lower of cost or net realizable value based upon assumptions about future demand and market conditions. Write-downs of inventories are charged to Cost of goods sold. If actual demand or market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Once established, the original cost of the inventory less the related write-down represents the new cost basis of such inventories.

See additional information set forth in Note 2, *Revenue Recognition*, and Note 13, *Inventories*, of the Notes to the Consolidated Financial Statements.

Leases

We determine if an arrangement is a lease at inception. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

1. Accounting Policies — (continued)

- The contract involves the use of an identified asset. This may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset,

- The lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and

- The lessee has the right to direct the use of the asset, which is demonstrated when the lessee has decision-making rights that are most relevant to changing how and for what purpose the asset is used.

Judgment is required in the determination of whether a contract contains a lease, the appropriate classification, allocation of consideration, and the determination of the discount rate for the lease. Key estimates and judgments include how the Company determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term and (3) lease payments.

We have certain lease agreements with lease and non-lease components. For most of these leases, we account for the lease and non-lease components as a single lease component, in accordance with the practical expedient that is available for ongoing accounting. Additionally, for certain other leases, such as for vehicles, we apply a portfolio approach. Such new leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Expenses related to operating leases are recognized on a straight-line basis, while those determined to be finance leases are recognized following a front-loaded expense profile, in which interest and amortization are presented separately in the income statement.

Operating lease right of use asset ("ROU") assets are included in Other assets in the Consolidated Balance Sheets, while finance lease ROU assets are included in Property, plant, and equipment, net. Lease liabilities for both operating and finance leases are included in Accrued liabilities and Other noncurrent liabilities in the Consolidated Balance Sheets.

See additional information set forth in Note 20, *Leases*, of the Notes to the Consolidated Financial Statements.

Debt

The Company relies on bank financing as an important source of liquidity for business activities. Outstanding debt is classified as current or long-term based on the maturity of the Company's financing arrangements. See additional information set forth in Note 17, *Financial Instruments*, of the Notes to the Consolidated Financial Statements.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, or if acquired as part of a business combination, at fair value. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. In some cases, accelerated methods are used for income tax purposes. Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred. The cost of fully depreciated assets remaining in use is included in the respective asset and accumulated depreciation accounts. When items are sold or retired, related gains or losses are included in Net income.

Computer software purchased for internal use, at cost, is amortized on a straight-line basis over five to eight years, depending on the nature of the asset, after being placed into service, and is included in Property, plant, and equipment. We capitalize internal and external costs incurred related to the software development stage. Capitalized salaries, travel, and consulting costs related to the software development totaled $1.2 million in 2024 and was not material in 2023.

We review the carrying value of property, plant and equipment and other long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset group may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

See additional information set forth in Note 14, *Property, Plant and Equipment, Net*, of the Notes to the Consolidated Financial Statements.

1. Accounting Policies — (continued)

Business Combinations

The total purchase consideration for an acquisition is measured at the fair value of the assets acquired and liabilities assumed as of the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired, liabilities assumed, and noncontrolling interests in an acquisition are measured initially at their fair values at the acquisition date. We recognize goodwill if the fair value of the total purchase consideration and any noncontrolling interest is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. We include the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date.

Goodwill, Intangibles, and Other Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. Intangible assets from acquired businesses are recognized at fair value on the acquisition date and consist of customer relationships, customer contracts, technology, intellectual property and other intangible assets. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually.

We perform an impairment test of our goodwill at least annually in the second quarter or more frequently whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. Such events or changes in circumstances may include a significant deterioration in overall economic conditions, changes in the business climate of our industry, a decline in our market capitalization, operating performance indicators, competition, reorganizations of our business, or the disposal of all or a portion of a reporting unit.

Our goodwill has been allocated to and is tested for impairment at a level referred to as the reporting unit, which is our business segment level or a level below the business segment. The level at which we test goodwill for impairment requires us to determine whether the operations below the business segment constitute a self-sustaining business for which discrete financial information is available and segment management regularly reviews the operating results.

We may use qualitative or quantitative approaches when testing goodwill for impairment. When we use the qualitative approach, we perform a qualitative evaluation of events and circumstances impacting the reporting unit to determine the likelihood of goodwill impairment. Based on that qualitative evaluation, if we determine it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, no further evaluation is necessary. Otherwise, we perform a quantitative impairment test. To perform the quantitative impairment test, we compare the fair value of a reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, a goodwill impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit requires the use of significant estimates and assumptions, including revenue growth rates, operating margins, discount rates, and future market conditions, among others. To determine fair value, we utilize two market-based approaches and an income approach. Under the market-based approaches, we utilize information regarding the Company, as well as publicly available industry information, to determine earnings multiples. Under the income approach, we determine fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the many variables inherent in the estimation of a reporting unit's fair value and the relative size of our recorded goodwill, differences in assumptions could have a material effect on the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. See additional information set forth in Note 15, *Goodwill and Other Intangible Assets*, of the Notes to the Consolidated Financial Statements.

For some AEC contracts, we perform pre-production or nonrecurring engineering services. These costs are normally considered a fulfillment activity, rather than a performance obligation. Fulfillment activities that create resources that will be used in satisfying performance obligations in the future, and are expected to be recovered, are capitalized to

1. Accounting Policies — (continued)

Other assets, which is classified as a noncurrent asset in the Consolidated Balance Sheets. The capitalized costs are amortized into Cost of goods sold over the period over which the asset is expected to contribute to future cash flows, which includes anticipated renewal periods.

Included in Other assets is $17.0 million in 2024 and $19.3 million in 2023 for defined benefit pension plans where plan assets exceed the projected benefit obligations. Other assets also include financial assets of $0.6 million in 2024 and $0.7 million in 2023. See additional information set forth in Note 18, *Fair-Value Measurements*, of the Notes to the Consolidated Financial Statements.

Stock-Based Compensation

We have incentive compensation plans that authorize the issuance of stock-based awards for key employees, which are designed to reward short and long-term contributions and provide incentives for recipients to remain with the Company. We issue stock-based awards in the form of restricted stock units and performance stock units that generally vest between one and five years from the grant date and can be settled in cash or shares. Expenses associated with these awards are recognized over each respective vesting period. Liability based awards are settled in cash, while equity-based awards are settled in stock. See additional information for stock-based compensation plans in Note 22, *Stock-Based Compensation*, of the Notes to the Consolidated Financial Statements.

Derivatives

From time to time, we use derivatives to mitigate potentially large adverse effects from changes in currency exchange rates and interest rates. We monitor our exposure to these risks and evaluate, on an ongoing basis, the risk of potentially large adverse effects versus the costs associated with hedging such risks.

We may use interest rate swaps in the management of interest rate exposures and foreign currency derivatives to manage foreign currency exposure related to assets and liabilities (including net investments in subsidiaries located outside the U.S.) denominated in foreign currencies. When we enter into a derivative contract, we make a determination whether the transaction is deemed to be a hedge for accounting purposes. For those contracts deemed to be a hedge, we formally document the relationship between the derivative instrument and the risk being hedged. In this documentation, we specifically identify the asset, liability, forecasted transaction, cash flow, or net investment that has been designated as the hedged item, and evaluate whether the derivative instrument is expected to reduce the risks associated with the hedged item. To the extent these criteria are not met, we do not use hedge accounting for the derivative.

All derivative contracts are recorded at fair value, as a net asset or a net liability on the Consolidated Balance Sheets. The changes in fair values of derivative contracts are recorded each period in earnings or accumulated other comprehensive income, depending on whether a derivative is effective as part of the hedged transaction. Gains and losses on derivative contracts reported in accumulated other comprehensive income are subsequently included in earnings in the periods in which earnings are affected by the hedged item. For transactions that are designated as an effective hedge, we perform an evaluation of the effectiveness of the hedge on the date of inception and on an ongoing basis. The related gains and losses of derivative instruments, including those designated in hedge accounting relationships, are included as operating activities in the Consolidated Statements of Cash Flows.

For derivatives that are designated and qualify as hedges of net investments in subsidiaries located outside the U.S., changes in the fair value of derivatives are reported in other comprehensive income as part of Translation adjustments.

The Company does not engage in derivative instruments for speculative or trading purposes. See Note 17, *Financial Instruments,* of the Notes to the Consolidated Financial Statements for additional information.

Pension, Postretirement, and Other Benefit Plans

As described in Note 4, *Pension, Postretirement, and Other Benefit Plans*, of the Notes to the Consolidated Financial Statements, we have pension and postretirement benefit plans covering substantially all employees.

1. Accounting Policies — (continued)

The pension plans are generally trusteed or insured, and accrued amounts are funded as required in accordance with governing laws and regulations. The annual expense and liabilities recognized for defined benefit pension plans and postretirement benefit plans are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis. We consider current market conditions, including changes in interest rates, in determining these assumptions. Discount rate assumptions are based on the population of plan participants and a mixture of high-quality fixed-income investments with durations that match expected future payments. The assumption for expected return on plan assets is based on historical and expected returns on various categories of plan assets.

Government Grants

The Company recognizes government grants only when there is reasonable assurance that we will comply with the conditions attached to them and the grants will be received. Government grants are recognized in the Consolidated Statements of Income on a systematic basis over the periods in which we recognize as expenses the related costs for which the grants are intended to compensate. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support with no future related costs is recognized in the Consolidated Statements of Income of the period in which it becomes receivable.

Recent Accounting Pronouncements

New Accounting Standards Adopted

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The adoption of this standard had an impact on the segment disclosures presented in this Annual Report on Form 10-K, however, there was no impact to the results of operations, cash flows, and financial condition. See Note 3, *Reportable Segments and Geographic Data*, of the Notes to the Consolidated Financial Statements for additional information.

New Accounting Standards Not Yet Adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

In March 2024, the FASB issued Accounting Standards Update No. 2024-01, "Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards" (ASU 2024-01), which clarifies how an entity determines whether profits interest or similar awards should be considered within the scope of ASC 718 as a share-based payment arrangement or under ASC 710 or other ASC topics in a manner similar to a cash bonus or profit-sharing arrangement. The guidance is effective for annual periods beginning after December 15, 2024, and interim periods beginning within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. ASU 2024-01 should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. We are

1. Accounting Policies — (continued)

currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" (ASU 2024-03), which requires a public business entity to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information of the public entity's expenses to help investors better understand the entity's performance; better assess the entity's prospects for future cash flows; and compare an entity's performance over time and with that of other entities. The disaggregation of relevant expense captions presented on the face of the income statement may include but is not limited to the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization. The guidance is effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

Other

In March 2024, the U.S. Securities and Exchange Commission ("SEC") adopted the final rule under SEC Release No. 33-11275, "The Enhancement and Standardization of Climate-Related Disclosures for Investors". This rule would require registrants to disclose certain climate-related information in registration statements and annual reports. In April 2024, the SEC voluntarily stayed the final rule as a result of legal challenges that are pending judicial review. The disclosure requirements would apply to the Company's fiscal year beginning January 1, 2025, pending resolution of the stay. The Company is currently evaluating the final rule to determine its impact on the Company's disclosures.

2. Revenue Recognition

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. Revenue is measured based on the consideration specified in the contract with the customer, and excludes any amounts collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service, or a series of distinct goods or services, to the customer which occurs either at a point in time, or over time, depending on the performance obligation in the contract. A performance obligation is a promise in the contract to transfer a distinct good or service to the customer, and is the unit of account. "Control" refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from the product. A contract's transaction price is allocated to each material distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

In our MC segment, our primary performance obligation in most contracts is to provide solution-based, custom-designed fabrics and belts to the customer. We satisfy this performance obligation upon transferring control of the product to the customer at a specific point in time. Contracts with customers in the MC segment have various terms that can affect the point in time when revenue is recognized. Generally, the customer obtains control when the product has been received at the location specified by the customer, at which time the only remaining obligations under the contract may be fulfillment costs, in the form of shipping and handling, which are accrued when control of the product is transferred.

In the MC segment, contracts with certain customers may also obligate us to provide various product-related services at no additional cost to the customer. When this obligation is material in the context of the contract with the customer, we recognize a separate performance obligation and allocate revenue to those services on a relative estimated standalone selling price basis. The standalone selling price for these services is determined based upon an analysis of the services offered and an assessment of the price we might charge for such services as a separate offering. As we typically provide such services on a stand-ready basis, we recognize this revenue over time. Revenue allocated to such service performance obligations is the only MC revenue that is recognized over time.

2. Revenue Recognition — (continued)

In our AEC segment, we primarily enter into contracts to manufacture and deliver highly engineered advanced composite products to our customers. A significant portion of AEC revenue is earned under a mix of short duration and long duration, firm-fixed-price orders that are placed under master agreements that contain general terms and conditions applicable to all orders placed under the master agreements. We assess each contract at its inception to determine whether it should be combined with other contracts. When making this determination we consider factors such as whether two or more contracts were negotiated and executed at or near the same time or were negotiated with an overall profit objective. If combined, we treat the combined contracts as a single contract for revenue recognition purposes. We evaluate the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. For most AEC contracts, the nature of our promise (or our performance obligation) to the customer is to provide a significant service of integrating a complex set of tasks and components into a single project or capability, which will often result in the delivery of multiple highly interdependent and interrelated units.

At the inception of a contract, we determine the transaction price based on the consideration we expect to receive for the products or services being provided under the contract. For contracts where a portion of the price may vary, we estimate variable consideration at the most likely amount, which is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. We analyze the risk of a significant revenue reversal and if necessary, constrain the amount of variable consideration recognized in order to mitigate this risk.

We estimate the transaction price based on our current rights, and do not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Many AEC contracts are subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, we consider whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, we are able to conclude that such modifications are not distinct from the existing contract, due to the significant integration of the obligations, and the interrelated nature of tasks, provided for in the modification and the existing contract. Therefore, such modifications are accounted for as if they were part of the existing contract, and we accumulate the values of such modifications in our estimates of contract value.

Revenue is recognized over time for substantially all of our contracts in AEC as most of our contracts have provisions that are deemed to transfer control to the customer over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress toward completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress for our contracts because it best depicts the transfer of assets to the customer which occurs as we incur costs to produce the contract deliverables. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue, including profit, is recorded proportionally as costs are incurred. Accounting for long-term contracts requires significant judgment and estimation, which could be considerably different if the underlying circumstances were to change. When any adjustments of estimated contract revenue or costs are required, any changes from prior estimates are included in revenues or earnings in the period in which the change occurs. The sum of net adjustments to the estimated profitability of long-term contracts decreased AEC Operating income by $43.2 million and $4.1 million in 2024 and 2023, respectively, and increased AEC Operating income by $0.5 million in 2022. The unfavorable effects in 2024 related to higher labor, material and scrap costs. The negative change in estimated profitability in 2024 was primarily driven by a few large complex programs, including approximately $25.5 million for the various CH-53K programs, $11.4 million on our Gulfstream program, $3.9 million on our F-35 program, and $2.2 million on our GE Platforms program. The unfavorable effects in 2023 related to additional reserves taken on certain contracts and inflationary factors decreasing anticipated margins. The favorable effects in 2022 were largely due to changes in customer demand and to a lesser extent, efficiency improvements during the ramp-up of several programs.

In other AEC contracts, revenue is recognized at a point in time because the products are offered to multiple customers, or we do not have an enforceable right to payment until the product is shipped or delivered to the location specified by the customer in the contract.

2. Revenue Recognition — (continued)

AEC's largest source of revenue is derived from the LEAP contract (see Note 10, *Noncontrolling Interest*, of the Notes to the Consolidated Financial Statements) under a cost-plus-fee agreement. The fee may vary within a narrow range based on our success in achieving certain cost targets. Revenue is recognized over time as costs are incurred. Under this contract, there is judgment involved in determining applicable contract costs and expected margin, and therefore, in determining the amount of revenue to be recognized.

Payment terms granted to MC and AEC customers reflect general competitive practices. Terms vary with product, competitive conditions, and the country of operation.

The following table provides a summary of the composition of each business segment:

Segment	Product Group	Principal Product or Service	Principal Locations
Machine Clothing (MC)	Machine Clothing	Paper machine clothing: Permeable and impermeable belts used in the manufacture of paper, paperboard, tissue and towel, and pulp Engineered fabrics: Belts used in the manufacture of nonwovens, fiber cement and several other industrial applications	World-wide
Albany Engineered Composites (AEC)	Albany Safran Composites (ASC)	3D-woven, injected composite components for aircraft engines	Rochester, NH Commercy, France Queretaro, Mexico
	Airframe and engine Components (Other AEC)	Composite airframe and engine components for military and commercial aircraft	Salt Lake City, UT Boerne, TX Queretaro, Mexico Kaiserslautern, Germany

We disaggregate revenue earned from contracts with customers for each of our business segments and product groups based on the timing of revenue recognition, and groupings used for internal review purposes.

The following table presents disaggregated revenue for each product group by timing of revenue recognition:

	For the year ended December 31, 2024		
(in thousands)	Point in Time Revenue Recognition	Over Time Revenue Recognition	Total
Machine Clothing	$ 745,978	$ 3,929	$ 749,907
Albany Engineered Composites			
ASC	—	175,888	175,888
Other AEC	19,518	285,302	304,820
Total Albany Engineered Composites	19,518	461,190	480,708
Total net revenues	$ 765,496	$ 465,119	$ 1,230,615

2. Revenue Recognition — (continued)

	For the year ended December 31, 2023		
(in thousands)	Point in Time Revenue Recognition	Over Time Revenue Recognition	Total
Machine Clothing	$ 666,990	$ 3,778	$ 670,768
Albany Engineered Composites			
ASC	—	184,184	184,184
Other AEC	20,546	272,411	292,957
Total Albany Engineered Composites	20,546	456,595	477,141
Total net revenues	$ 687,536	$ 460,373	$ 1,147,909

	For the year ended December 31, 2022		
(in thousands)	Point in Time Revenue Recognition	Over Time Revenue Recognition	Total
Machine Clothing	$ 605,863	$ 3,598	$ 609,461
Albany Engineered Composites			
ASC	—	165,775	165,775
Other AEC	19,167	240,484	259,651
Total Albany Engineered Composites	19,167	406,259	425,426
Total net revenues	$ 625,030	$ 409,857	$ 1,034,887

The following table disaggregates MC segment revenue by significant product groupings (paper machine clothing (PMC) and engineered fabrics), and, for PMC, the geographical region to which the paper machine clothing was sold:

	Years ended December 31,		
(in thousands)	2024	2023	2022
Americas PMC	$ 341,204	$ 349,544	$ 321,170
Eurasia PMC	301,436	250,048	207,115
Engineered Fabrics	107,267	71,176	81,176
Total Machine Clothing net revenues	$ 749,907	$ 670,768	$ 609,461

We do not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less. Contracts in the MC segment are generally for periods of less than a year. Most contracts in the AEC segment are a mix of short duration and long duration firm-fixed-price orders, many representing performance obligations with an original maturity of less than one year. Remaining performance obligations on contracts that had an original duration of greater than one year totaled $1.1 billion as of December 31, 2024, $1.2 billion as of December 31, 2023, and $553 million as of December 31, 2022, and related primarily to firm contracts in the AEC segment. Of the remaining performance obligations as of December 31, 2024, we expect to recognize as revenue approximately $151 million during 2025, $147 million during 2026, $143 million during 2027, and the remainder thereafter.

3. Reportable Segments and Geographic Data

The Company is organized based on the nature of its products and is composed of two reportable segments, Machine Clothing ("MC"), and Albany Engineered Composites ("AEC"), each overseen by a segment president. These segments are reflective of how the Company's Chief Executive Officer, who is its Chief Operating Decision Maker ("CODM"), reviews operating results for the purpose of allocating resources and assessing performance. Our CODM

3. Reportable Segments and Geographic Data — (continued)

evaluates each segment's performance based on metrics such as net revenues, gross profit, and other key financial data, to assess performance and allocate resources that align with company-wide goals. Annual incentive targets are established for the segment presidents based on these metrics, in addition to Earnings before interest, taxes, depreciation, and amortization (EBITDA) and cash flows, which are reviewed in summary each month, and in more depth each quarter. The Company has not aggregated operating segments for purposes of identifying reportable segments. Effective December 31, 2024, the Company adopted the provisions of ASU 2023-07, which expanded the content and frequency of segment disclosures required under ASC 280.

The accounting policies of the segments are the same as those described in Note 1, *Accounting Policies*, of the Notes to the Consolidated Financial Statements. Corporate expenses include wages and benefits for corporate headquarters personnel, costs related to information systems development and support, and professional fees related to legal, audit, and other activities. Corporate expenses are not allocated to the reportable segments, except certain global information system costs discussed below, because the decision-making for these functions lies outside of the segments.

Machine Clothing:

The MC segment supplies permeable and impermeable belts used in the manufacture of paper, paperboard, tissue and towel, pulp, nonwovens, fiber cement and several other industrial applications. We sell our MC products directly to customer end-users in countries across the globe. Our products, manufacturing processes, and distribution channels for MC are substantially the same in each region of the world in which we operate.

We design, manufacture, and market paper machine clothing (used in the manufacturing of paper, paperboard, tissue and towel) for each section of the paper machine and for every grade of paper. Paper machine clothing products are customized, consumable products of technologically sophisticated design that utilize polymeric materials in a complex structure.

On August 31, 2023, the Company completed the acquisition of Heimbach, a privately-held manufacturer of paper machine clothing and technical textiles. The financial results of the acquired company are included in the Machine Clothing reportable segment.

Albany Engineered Composites:

The AEC segment provides highly engineered, advanced composite structures to customers in the commercial and defense aerospace industries. The segment includes Albany Safran Composites, LLC ("ASC"), in which our customer, SAFRAN Group ("Safran"), owns a 10 noncontrolling interest. AEC, through ASC, is the exclusive supplier to the LEAP program of advanced composite fan blades and fan cases under a long-term supply contract.

The LEAP engine is used on the Airbus A320neo, A321neo, Boeing 737 MAX, and COMAC 919 aircraft. AEC's largest aerospace customer is SAFRAN and sales to SAFRAN (consisting primarily of fan blades and cases for CFM's LEAP engine) accounted for approximately 14 of the Company's consolidated Net revenues in 2024. In 2024, SAFRAN leased manufacturing space from AEC for the GE9X program. Rent paid by SAFRAN under this lease amounted to $1.0 million in 2024 and $1.0 million in 2023. AEC sales to SAFRAN were $178.1 million in 2024, $187.6 million in 2023, and $169.3 million in 2022. The total of Accounts receivable, Contract assets and Noncurrent receivable due from SAFRAN amounted to $78.5 million and $93.8 million as of December 31, 2024 and 2023, respectively.

Other significant programs in AEC include the Sikorsky CH-53K, F-35, JASSM, and Boeing 787 programs. AEC also supplies vacuum waste tanks for Boeing commercial programs, and specialty components for the Rolls Royce lift fan on the F-35, as well as the fan case for the GE9X engine. In 2024, approximately 36 of AEC net revenues were related to U.S. government contracts or programs.

The following tables show data by reportable segment that is regularly provided to the CODM, reconciled to consolidated totals included in the financial statements:

ALBANY INTERNATIONAL CORP.

Notes to Consolidated Financial Statements

3. Reportable Segments and Geographic Data — (continued)

	Year ended December 31, 2024			
(in thousands)	MC	AEC	Corporate	Total
Net revenues	$ 749,907	$ 480,708	$ —	$ 1,230,615
Cost of goods sold	403,863	424,976	—	828,839
Gross profit	346,044	55,732	—	401,776
Selling, general and administrative expenses	123,120	47,421	40,341	210,882
Technical and research expenses	29,832	16,265	—	46,097
Restructuring expenses, net	9,460	3,649	329	13,438
Operating income/(loss)	$ 183,632	$ (11,603)	$ (40,670)	$ 131,359

Certain prior year amounts have been reclassified in order to conform to current year presentation. Global information system costs previously included in Corporate expenses are allocated to the segments. Management believes this presentation better reflects the performance of the segments and is how management will review segment performance on a going forward basis. For the year ended December 31, 2024, Selling, general and administrative expenses include global information systems costs of $15.2 million, $15.7 million and $1.0 million for MC, AEC and Corporate, respectively. Global information systems costs were previously included in Corporate expenses.

	Year ended December 31, 2023			
(in thousands)	MC	AEC	Corporate	Total
Net revenues	$ 670,768	$ 477,141	$ —	$ 1,147,909
Cost of goods sold	339,210	384,981	—	724,191
Gross profit	331,558	92,160	—	423,718
Selling, general and administrative expenses	118,196	48,833	47,886	214,915
Technical and research expenses	24,651	15,976	—	40,627
Restructuring expenses, net	282	—	—	282
Operating income/(loss)	$ 188,429	$ 27,351	$ (47,886)	$ 167,894

For the year ended December 31, 2023, Selling, general and administrative expenses include global information systems costs of $10.9 million, $14.2 million and $2.1 million for MC, AEC and Corporate, respectively. Global information systems costs were previously included in Corporate expenses.

	Year ended December 31, 2022			
(in thousands)	MC	AEC	Corporate	Total
Net revenues	$ 609,461	$ 425,426	$ —	$ 1,034,887
Cost of goods sold	297,176	347,929	—	645,105
Gross profit	312,285	77,497	—	389,782
Selling, general and administrative expenses	91,393	42,339	34,981	168,713
Technical and research expenses	24,588	15,353	—	39,941
Restructuring expenses, net	92	—	14	106
Operating income/(loss)	$ 196,212	$ 19,805	$ (34,995)	$ 181,022

For the year ended December 31, 2022, Selling, general and administrative expenses include global information systems costs of $10.0 million, $11.8 million and $1.0 million for MC, AEC and Corporate, respectively. Global information systems costs were previously included in Corporate expenses.

3. Reportable Segments and Geographic Data — (continued)

(in thousands)		Years ended December 31,				
		2024		2023		2022
Net revenues						
Machine Clothing	$	749,907	$	670,768	$	609,461
Albany Engineered Composites		480,708		477,141		425,426
Consolidated total	$	1,230,615	$	1,147,909	$	1,034,887
Gross profit						
Machine Clothing		346,044		331,558		312,285
Albany Engineered Composites		55,732		92,160		77,497
Consolidated total	$	401,776	$	423,718	$	389,782
Depreciation and amortization						
Machine Clothing		33,917		24,616		19,982
Albany Engineered Composites		54,228		50,764		47,578
Corporate		1,149		1,353		1,489
Consolidated total	$	89,294	$	76,733	$	69,049
Operating income/(loss)						
Machine Clothing		183,632		188,429		196,212
Albany Engineered Composites		(11,603)		27,351		19,805
Corporate		(40,670)		(47,886)		(34,995)
Operating income	$	131,359	$	167,894	$	181,022
Reconciling items:						
Interest income		(4,064)		(6,566)		(3,835)
Interest expense		16,613		20,167		17,835
Pension settlement expense		—		—		49,128
Other (income)/expense, net		1,721		(6,163)		(14,086)
Income before income taxes	$	117,089	$	160,456	$	131,980

Interest income, Interest expense, Pension settlement expense, Other income/expense, and Income taxes are not allocated to the business segments.

Results for the years ended December 31, 2024 and December 31, 2023 include Heimbach, which was acquired August 31, 2023. Heimbach contributed Net revenues of $141.6 million and $51.2 million in 2024 and 2023, respectively. Heimbach reduced MC's Operating income by $20.0 million and $6.3 million in 2024 and 2023, respectively. Depreciation expense for Heimbach on Property, plant, and equipment, net was $12.4 million and $4.0 million in 2024 and 2023, respectively; and amortization expense on Intangibles, net was $1.0 million and $0.3 million in 2024 and 2023, respectively.

In the third quarter of 2022, we took actions to settle certain pension plan liabilities in the U.S., leading to charges totaling $49.1 million, which were included as Corporate expenses and other.

In the measurement of assets utilized by each reportable segment, we include Inventories, Accounts receivable, net, Contract assets, net, Noncurrent receivables, net, Property, plant and equipment, net, Intangibles, net and Goodwill.

3. Reportable Segments and Geographic Data — (continued)

The following table presents assets and capital expenditures by reportable segment:

		As of December 31,	
(in thousands)	2024	2023	2022
Segment assets			
Machine Clothing	$ 600,603	$ 669,907	$ 455,390
Albany Engineered Composites	736,306	800,931	717,972
Reconciling items:			
Cash	115,283	173,420	291,776
Income taxes prepaid, receivable and deferred	47,944	33,984	23,134
Prepaid and Other assets	148,560	156,772	153,983
Total assets	$ 1,648,696	$ 1,835,014	$ 1,642,255
Capital expenditures and purchased software			
Machine Clothing	$ 21,270	$ 25,917	$ 20,901
Albany Engineered Composites	58,121	57,404	74,845
Corporate expenses	1,816	1,108	602
Total capital expenditures and purchased software	$ 81,207	$ 84,429	$ 96,348

The following table shows data by geographic area. Net revenues are based on the location of the operation recording the final sale to the customer. Net revenues recorded by our entity in Switzerland are derived from products sold throughout Europe and Asia, and are invoiced in various currencies.

		Years ended December 31,	
(in thousands)	2024	2023	2022
Net revenues			
United States	$ 650,532	$ 649,500	$ 586,779
Switzerland	109,751	115,207	119,069
Germany	86,991	32,239	4,461
France	81,141	77,573	76,826
China	67,732	65,135	63,914
Brazil	66,943	69,527	66,175
Mexico	57,928	58,874	58,519
Other countries	109,597	79,854	59,144
Total Net revenues	$ 1,230,615	$ 1,147,909	$ 1,034,887
Property, plant and equipment, net			
United States	$ 299,370	$ 303,578	$ 278,500
China	52,063	57,070	33,432
Germany	46,033	52,934	9,562
Mexico	38,762	46,759	42,320
France	30,935	31,069	31,382
United Kingdom	16,651	18,306	9,699
Canada	14,313	15,318	14,264
Spain	12,154	14,804	—
Other countries	53,150	62,151	26,499
Total Property, plant and equipment, net	$ 563,431	$ 601,989	$ 445,658

4. Pension, Postretirement, and Other Benefit Plans

Voluntary Savings Plan

The Company maintains a voluntary savings plan covering all employees in the United States. The Plan, known as the Prosperity Plus Savings Plan, is a qualified plan under section 401(k) of the U.S. Internal Revenue Code. The Company matches, in the form of cash, between 50% and 100% of employee contributions up to a defined maximum. The investment of employee contributions to the plan is self-directed. The Company's cost of the plan amounted to $7.8 million in 2024, $7.3 million in 2023, and $6.6 million in 2022.

The plan allows for discretionary matching contributions. The Company uses such discretion to provide profit sharing contributions to plan participants. Such contributions are based on Company performance and vary from year to year and contributions are generally made in the first quarter following the Company's fiscal year-end. The Company's profit-sharing plan covers all employees in the United States. After the close of each year, the Board of Directors reviews and approves the amount of the profit-sharing contribution. Company contributions to the plan are in the form of cash. The expense recorded for this plan was $2.4 million in 2024, $4.9 million in 2023, and $4.6 million in 2022.

Pension and Postretirement Plans

The Company has defined benefit pension and postretirement plans covering certain U.S. and non-U.S. employees. The eligibility, benefit formulas, and contribution requirements for plans vary by location.

As of December 31, 2024, U.S. benefit obligations exist through the U.S. Supplemental Executive Retirement Plan ("SERP"), a frozen unfunded pension plan, and the U.S. postretirement welfare plan ("PRW"), which provides various medical, dental, and life insurance benefits. The U.S. Pension Plus Plan, a qualified defined benefit pension plan was terminated in 2021 and settled during 2022, leading to charges totaling $49.1 million.

Outside the U.S., the Company sponsors defined benefit pension plans covering certain employees and certain postretirement life insurance benefits to retired employees in Canada.

Accounting guidance requires the recognition of the funded status of each defined benefit and other postretirement benefit plan. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Company pension plan data for U.S. and non-U.S. plans has been combined for both 2024 and 2023, except where indicated below.

The Company's pension and postretirement benefit costs and benefit obligations are based on actuarial valuations that are affected by many assumptions, the most significant of which are the assumed discount rate, expected rate of return on pension plan assets, and mortality. Each of the assumptions is reviewed and updated annually, as appropriate. The assumed rates of return for pension plan assets are determined for each major asset category based on historical rates of return for assets in that category and expectations of future rates of return based, in part, on simulated future capital market performance. The assumed discount rate is based on yields from a portfolio of currently available high-quality fixed-income investments with durations matching the expected future payments, based on the demographics of the plan participants and the plan provisions.

Gains and losses arise from changes in the assumptions used to measure the benefit obligations, and experience different from what had been assumed, including asset returns different than what had been expected. The Company amortizes gains and losses in excess of a "corridor" over the average future service of the plan's current participants. The corridor is defined as 10% of the greater of the plan's projected benefit obligation or market-related value of plan assets. The market-related value of plan assets is also used to determine the expected return on plan assets component of net periodic cost.

To the extent the Company's unrecognized net losses and unrecognized prior service costs, including the amount recognized through accumulated other comprehensive income, are not reduced by future favorable plan experience, they will be recognized as a component of the net periodic cost in future years.

4. Pension, Postretirement, and Other Benefit Plans — (continued)

The following table sets forth the plan benefit obligations:

| (in thousands, except percentages) | As of December 31, 2024 | | As of December 31, 2023 | |
	Pension plans	Other postretirement benefits	Pension plans	Other postretirement benefits
Benefit obligation, beginning of year	$ 158,323	$ 28,684	$ 83,730	$ 35,658
Service cost	1,812	46	1,478	60
Interest cost	6,114	1,416	5,151	1,874
Plan participants' contributions	530	—	281	—
Actuarial (gain)/loss	(3,868)	(709)	6,317	(6,131)
Benefits paid	(9,423)	(2,651)	(6,388)	(2,795)
Acquisitions	—	—	64,947	—
Settlements and curtailments	(7,805)	—	—	—
Plan amendments and other	—	—	(1,985)	—
Foreign currency changes	(8,572)	(71)	4,792	18
Benefit obligation, end of year	$ 137,111	$ 26,715	$ 158,323	$ 28,684
Accumulated benefit obligation	$ 132,198	$ —	$ 151,001	$ —
Weighted average assumptions used to determine benefit obligations, end of year:				
Discount rate — U.S. plan	5.44 %	5.61 %	5.15 %	5.21 %
Discount rate — non-U.S. plans	4.32 %	4.70 %	4.05 %	4.70 %
Cash balance interest crediting rate - Switzerland pension plan	1.15 %	—	1.30 %	—
Compensation increase — U.S. plan	N/A	N/A	N/A	N/A
Compensation increase — non-U.S. plans	2.68 %	2.75 %	2.89 %	2.75 %

During 2024, pension benefit obligations decreased by $21.2 million, related to several factors including benefit payments made to participants of the plan, which resulted in a decrease of $9.4 million, and foreign currency changes, which resulted in a decrease of $8.6 million, as well as several other offsetting items. Other postretirement benefit obligations decreased by $2.0 million in 2024, primarily driven by payments made by the Company to participants of the plan.

During 2023, pension benefit obligations increased by $74.6 million, largely related to the acquisition of Heimbach GmbH, which resulted in an increase of $64.9 million, in addition to net actuarial losses, which resulted in an increase of $6.3 million. Other postretirement benefit obligations decreased by $7.0 million in 2023, primarily driven by net actuarial gains and payments made by the Company to participants of the plan.

ALBANY INTERNATIONAL CORP.

Notes to Consolidated Financial Statements

4. Pension, Postretirement, and Other Benefit Plans — (continued)

The following sets forth information about plan assets:

	As of December 31, 2024		As of December 31, 2023	
(in thousands)	Pension plans	Other postretirement benefits	Pension plans	Other postretirement benefits
Fair value of plan assets, beginning of year	$ 112,688	$ —	$ 74,929	$ —
Actual return on plan assets, net of expenses	(408)	—	6,285	—
Employer contributions	8,744	2,651	3,629	2,795
Plan participants' contributions	530	—	281	—
Benefits paid	(9,423)	(2,651)	(6,388)	(2,795)
Acquisitions	—	—	30,941	—
Settlements	(3,811)	—	—	—
Other	—	—	(832)	—
Foreign currency changes	(5,183)	—	3,843	—
Fair value of plan assets, end of year	$ 103,137	$ —	$ 112,688	$ —

The funded status of the plans was as follows:

	As of December 31, 2024		As of December 31, 2023	
(in thousands)	Pension plans	Other postretirement benefits	Pension plans	Other postretirement benefits
Fair value of plan assets	$ 103,137	$ —	$ 112,688	$ —
Benefit obligation	137,111	26,715	158,323	28,684
Funded status	$ (33,974)	$ (26,715)	$ (45,635)	$ (28,684)
Accrued benefit cost, end of year	$ (33,974)	$ (26,715)	$ (45,635)	$ (28,684)
Amounts recognized in the consolidated balance sheets consist of the following:				
Noncurrent asset	$ 16,982	$ —	$ 19,296	$ —
Current liability	(4,915)	(2,772)	(5,500)	(2,808)
Noncurrent liability	(46,041)	(23,943)	(59,431)	(25,876)
Net amount recognized	$ (33,974)	$ (26,715)	$ (45,635)	$ (28,684)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	$ 19,529	$ 1,345	$ 22,512	$ 1,991
Prior service cost/(credit)	(96)	(360)	(132)	(484)
Net amount recognized	$ 19,433	$ 985	$ 22,380	$ 1,507

The composition of the net pension plan funded status as of December 31, 2024 was as follows:

(in thousands)	U.S. plan	Non-U.S. plans	Total
Pension plans with pension assets	$ —	$ 16,982	$ 16,982
Pension plans without pension assets	(3,284)	(47,672)	(50,956)
Total	$ (3,284)	$ (30,690)	$ (33,974)

The underfunded balance in the U.S. relates to the Supplemental Executive Retirement Plan.

4. Pension, Postretirement, and Other Benefit Plans — (continued)

The composition of the net periodic benefit plan cost for the years ended December 31, 2024, 2023, and 2022, was as follows:

(in thousands, except percentages)	Pension plans			Other postretirement benefits		
	2024	2023	2022	2024	2023	2022
Components of net periodic benefit cost:						
Service cost	$ 1,812	$ 1,478	$ 1,371	$ 46	$ 60	$ 114
Interest cost	6,114	5,151	4,917	1,416	1,874	1,221
Expected return on assets	(5,430)	(4,347)	(5,979)	—	—	—
Amortization of prior service cost/(credit)	(26)	(32)	(8)	(124)	(4,090)	(4,488)
Amortization of net actuarial loss	647	555	1,377	(34)	828	1,883
Settlement	(33)	—	49,128	—	—	—
Curtailment (gain)/loss	(37)	—	—	—	—	—
Net periodic benefit cost	$ 3,047	$ 2,805	$ 50,806	$ 1,304	$ (1,328)	$ (1,270)
Weighted average assumptions used to determine net cost:						
Discount rate — U.S. plan	5.15 %	5.49 %	2.63 %	5.21 %	5.55 %	2.83 %
Discount rate — non-U.S. plans	4.05 %	5.15 %	2.41 %	4.70 %	5.20 %	3.05 %
Cash balance interest crediting rate - Switzerland pension plan	1.30 %	2.15 %	0.25 %	—	—	—
Expected return on plan assets — U.S. plan	N/A	N/A	3.07 %	N/A	N/A	N/A
Expected return on plan assets — non-U.S. plans	4.98 %	5.21 %	3.31 %	N/A	N/A	N/A
Rate of compensation increase — U.S. plan	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase — non-U.S. plans	2.89 %	3.08 %	2.70 %	2.75 %	2.75 %	2.75 %

Pretax (gains)/losses on plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2024, 2023, and 2022, was as follows:

(in thousands)	Pension plans			Other postretirement benefits		
	2024	2023	2022	2024	2023	2022
Settlements/curtailments	$ 70	$ —	$ (49,128)	$ —	$ —	$ —
Asset/liability loss/(gain)	(2,023)	4,365	16,828	(709)	(6,131)	(6,658)
Amortization of actuarial (loss)	(646)	(554)	(1,377)	34	(828)	(1,883)
Amortization of prior service cost/(credit)	26	32	8	124	4,090	3,884
Currency impact	(748)	757	(944)	28	(8)	15
Cost/(benefit) in Other comprehensive income	$ (3,321)	$ 4,600	$ (34,613)	$ (523)	$ (2,877)	$ (4,642)

4. Pension, Postretirement, and Other Benefit Plans — (continued)

Investment Strategy

Our investment strategy for pension assets differs for the various countries in which we have defined benefit pension plans. Some of our defined benefit plans do not require funded trusts and, in those arrangements, the Company funds the plans on a "pay as you go" basis. The largest of the funded defined benefit plans are in Canada and the United Kingdom.

For the countries in which the Company has funded pension trusts, the investment strategy may also be liability driven or, in other cases, to achieve a competitive, total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified. Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions, and the timing of benefit payments and contributions.

Fair-Value Measurements

The following tables present plan assets as of December 31, 2024, and 2023, using the fair-value hierarchy, which has three levels based on the reliability of inputs used, as described in Note 18, *Fair-Value Measurements*, of the Notes to the Consolidated Financial Statements. Certain investments that are measured at fair value using net asset value ("NAV") as a practical expedient are not required to be categorized in the fair value hierarchy table. The total fair value of these investments is included in the table below to permit reconciliation of the fair value hierarchy to amounts presented in the funded status table above. As of December 31, 2024 and 2023, there were no investments expected to be sold at a value materially different than NAV.

	Assets at Fair Value as of December 31, 2024			
(in thousands)	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Common Stocks and equity funds	$ —	$ 4,241	$ —	$ 4,241
Debt securities	—	49,940	—	49,940
Insurance contracts	—	—	3,528	3,528
Real Estate	—	—	3,244	3,244
Hedge Funds	—	—	836	836
Cash and short-term investments	5,323	—	—	5,323
Total investments in the fair value hierarchy	$ 5,323	$ 54,181	$ 7,608	67,112
Investments at net asset value:				
Common Stocks and equity funds				13,124
Fixed income funds				22,901
Limited partnerships				—
Total plan assets				$ 103,137

4. Pension, Postretirement, and Other Benefit Plans — (continued)

| (in thousands) | Assets at Fair Value as of December 31, 2023 | | | |
	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Common Stocks and equity funds	$ —	$ 4,159	$ —	$ 4,159
Debt securities	—	56,838	—	56,838
Insurance contracts	—	—	3,478	3,478
Real Estate	—	—	3,451	3,451
Hedge Funds	—	—	668	668
Cash and short-term investments	5,740	—	—	5,740
Total investments in the fair value hierarchy	$ 5,740	$ 60,997	$ 7,597	74,334
Investments at net asset value:				
Common Stocks and equity funds				12,608
Fixed income funds				25,746
Limited partnerships				—
Total plan assets				$ 112,688

The following tables present a reconciliation of Level 3 assets held during the years ended December 31, 2024 and 2023:

(in thousands)	December 31, 2023	Net realized gains	Net unrealized gains	Net purchases, issuances and settlements	Net transfers (out of) Level 3	December 31, 2024
Insurance contracts - total level 3 assets	$ 7,597	$ —	$ 58	$ (47)	$ —	$ 7,608

(in thousands)	December 31, 2022	Net realized gains	Net unrealized gains	Net purchases, issuances and settlements	Net transfers (out of) Level 3	December 31, 2023
Insurance contracts - total level 3 assets	$ 2,418	$ —	$ 18	$ 5,161	$ —	$ 7,597

None of the Company's U.S. pension plans held assets during 2024 or 2023. The asset allocation for the Company's non-U.S. pension plans for 2024 and 2023, and the target allocation, by asset category, are as follows:

| | Non-U.S. Plans | | |
| | | Percentage of plan assets at plan measurement date | |
Asset category	Target Allocation	2024	2023
Equity securities	15 %	15 %	13 %
Debt securities	70 %	70 %	73 %
Real estate	3 %	3 %	3 %
Other[1]	12 %	12 %	11 %
	100 %	100 %	100 %

(1) Other includes hedged equity and absolute return strategies, as well as private equity. The Company has procedures to closely monitor the performance of these investments and compares asset valuations to audited financial statements of the funds.

4. Pension, Postretirement, and Other Benefit Plans — (continued)

The targeted plan asset allocation is based on an analysis of the actuarial liabilities, a review of viable asset classes, and an analysis of the expected rate of return, risk, and other investment characteristics of various investment asset classes.

At the end of 2024 and 2023, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with projected benefit obligation and an accumulated benefit obligation in excess of plan assets were as follows:

(in thousands)	Plans with projected benefit obligation in excess of plan assets	
	2024	**2023**
Projected benefit obligation	$ **55,067**	$ 81,972
Fair value of plan assets	**4,111**	17,041

(in thousands)	Plans with accumulated benefit obligation in excess of plan assets	
	2024	**2023**
Accumulated benefit obligation	$ **52,493**	$ 77,688
Fair value of plan assets	**3,509**	17,041

Information about expected cash flows for the pension and other benefit obligations are as follows:

(in thousands)	Pension plans	Other postretirement benefits
Expected employer contributions and direct employer payments in the next fiscal year	$ **5,707**	$ **2,772**
Expected benefit payments		
2025	**10,249**	**2,772**
2026	**10,244**	**2,672**
2027	**9,732**	**2,573**
2028	**9,963**	**2,474**
2029	**9,855**	**2,375**
2030 to 2034 (expected, combined)	**49,316**	**10,418**

5. Restructuring

At MC, restructuring actions were taken throughout 2024 in order to cease operations at several facilities, including at the Company's MC forming fabric manufacturing facility in Chungju, South Korea, at the Company's Heimbach engineered fabric manufacturing facility in Rochdale, UK, and at the Company's Heimbach paper machine clothing facility in Olten, Switzerland. These actions drove $11.2 million of restructuring charges during 2024, of which $9.5 million in Restructuring expenses, net was due to workforce reductions, fixed asset impairments, and related costs and $1.7 million in Costs of goods sold was due to the write-off of inventory. We expect to incur additional restructuring expenses related to these actions into 2025.

At AEC, restructuring activities were related to reductions in the workforce at various AEC locations, which resulted in Restructuring expenses of $3.6 million in 2024.

Restructuring expenses incurred at MC and AEC during 2023 and 2022 were not significant.

The following table summarizes charges reported in the Consolidated Statements of Income under "Restructuring expenses, net" and "Cost of goods sold":

Year ended December 31, 2024 (in thousands)	Total restructuring costs incurred		Termination and other costs		Impairment of assets	
Machine Clothing	$	11,165	$	8,298	$	2,867
Albany Engineered Composites		3,649		3,649		—
Corporate		329		329		—
Total restructuring expense	$	15,143	$	12,276	$	2,867

Year ended December 31, 2023 (in thousands)	Total restructuring costs incurred		Termination and other costs		Impairment of assets	
Machine Clothing	$	282	$	282	$	—
Albany Engineered Composites		—		—		—
Corporate		—		—		—
Total restructuring expense	$	282	$	282	$	—

Year ended December 31, 2022 (in thousands)	Total restructuring costs incurred		Termination and other costs		Impairment of assets	
Machine Clothing	$	92	$	92	$	—
Albany Engineered Composites		—		—		—
Corporate		14		14		—
Total restructuring expense	$	106	$	106	$	—

5. Restructuring — (continued)

The table below presents the changes in restructuring liabilities for 2024 and 2023:

(in thousands)	December 31, 2023	Restructuring charges accrued	Payments	Currency translation/ other	December 31, 2024
Total termination and other costs	**$ —**	**$ 12,276**	**$ (7,378)**	**$ 98**	**$ 4,996**

As of December 31, 2024, we expect that the total $5.0 million of Accrued liabilities for restructuring will be paid within one year.

	December 31, 2022	Restructuring charges accrued	Payments	Currency translation/ other	December 31, 2023
Total termination and other costs	$ —	$ 282	$ (285)	$ 3	$ —

6. Other (Income)/Expense, net

The components of Other expense/(income), net, are:

	Years ended December 31,		
(in thousands)	2024	2023	2022
Currency transactions	**$ (3,900)**	$ (2,916)	$ (9,996)
Sale of IP addresses	**—**	—	(3,420)
Derivative instruments losses/(gains)	**3,459**	(351)	(509)
Bank fees and amortization of debt issuance costs	**232**	180	313
Components of net periodic pension and postretirement cost other than service	**2,493**	(61)	(1,077)
Other	**(563)**	(3,015)	603
Total other (income)/expense, net	**$ 1,721**	$ (6,163)	$ (14,086)

Other (income)/expense, net included foreign currency related transactions that resulted in gains of $3.9 million during 2024 and gains of $2.9 million during 2023. In addition, changes in the fair value of derivative instruments included losses of $3.5 million during 2024 and gains of $0.4 million in 2023, driven by currency rate movements, most notably the Brazilian Real and Mexican Peso. Net periodic pension and postretirement costs, other than service costs, was $2.5 million during 2024 and was a benefit of $0.1 million during 2023. Other (income)/expense, net, also included 2024 bank fees, amortization of debt issuance costs, and rental income. During 2022, the Company recorded a gain of $3.4 million on the sale of IP addresses that the Company had no future critical need to retain. There were no similar gains of this nature during 2023 or 2024.

7. Income Taxes

Provision for income taxes consisted of the following:

(in thousands)		Years ended December 31,				
		2024		2023		2022
Income before income taxes:						
U.S.	$	**26,660**	$	68,872	$	20,422
Non-U.S.		**90,429**		91,584		111,558
	$	**117,089**	$	160,456	$	131,980
Income tax expense/(benefit)						
Current:						
Federal	$	**2,682**	$	17,005	$	9,781
State		**4,724**		2,030		5,126
Non-U.S.		**34,053**		34,110		28,605
	$	**41,459**	$	53,145	$	43,512
Deferred:						
Federal	$	**1,699**	$	(1,700)	$	(9,592)
State		**(804)**		863		(1,866)
Non-U.S.		**(13,320)**		(3,462)		3,418
	$	**(12,425)**	$	(4,299)	$	(8,040)
Total income tax expense	$	**29,034**	$	48,846	$	35,472

A reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

	Years ended December 31,		
	2024	2023	2022
U.S. federal statutory tax rate	**21.0 %**	21.0 %	21.0 %
State taxes, net of federal benefit	**2.3**	1.9	2.5
Non-U.S. local income taxes	**2.3**	1.4	3.8
U.S. permanent adjustments	**0.6**	0.8	1.4
Foreign permanent adjustments	**1.0**	0.7	(2.1)
Foreign rate differential	**2.1**	2.0	3.1
Net U.S. tax on non-U.S. earnings and foreign withholdings	**2.8**	5.1	3.5
Provision for/(resolution) of tax audits and contingencies, net	**(1.3)**	0.3	0.3
U.S. Pension Settlement - Release of Residual Tax Effect	**—**	—	(4.0)
Change in valuation allowances	**4.4**	(1.2)	(0.6)
Impact of Mexico net operating loss inflation revaluation	**(2.2)**	—	—
Establishment of deferred tax asset for Non-U.S. reserves	**(4.3)**	—	—
Impact of amended tax returns	**(0.8)**	—	(0.1)
Return to provision	**(2.2)**	(1.2)	(1.1)
Other adjustments	**(0.9)**	(0.4)	(0.8)
Effective income tax rate	**24.8 %**	30.4 %	26.9 %

In 2024, the Company recorded a net tax benefit of $5.0 million for the establishment of a deferred tax asset for reserves in a foreign jurisdiction in accordance with newly adopted local law. The Company does not believe it will be

7. Income Taxes — (continued)

able to realize the benefit of these deferred tax assets, as such an offsetting valuation allowance was recorded. This valuation allowance is included in the change in valuation allowances line above.

In 2024, the Company also recorded new valuation allowances totaling $6.7 million and released a valuation allowance of $6.3 million in a non-U.S. jurisdiction due to positive evidence indicating that a full valuation allowance was no longer required. The remaining increase in valuation allowance is due to increases in deferred tax assets in entities that already had established valuation allowances.

In 2022, the Company recorded a net tax benefit of $5.2 million for the release of the residual tax effects that were stranded within other comprehensive income related to the U.S. pension settlement. The residual tax effects were created as a result of the remeasurement of deferred tax assets and liabilities originally established in other comprehensive income in accordance with the Tax Cuts and Jobs Act lowering the U.S. corporate tax rate from 35% to 21% as of December 31, 2017. No similar charges were incurred during 2023 or 2024.

The Company has operations which constitute a taxable presence in 22 countries outside of the United States. The Company is subject to audit in the U.S. and various foreign jurisdictions. Our open tax years for major jurisdictions generally range from 2013-2024. We believe appropriate provisions for all outstanding tax issues have been made for all jurisdictions and all open years.

During the periods reported, income outside of the U.S. was heavily concentrated within Brazil (34 tax rate), China (25 tax rate), and Mexico (30% tax rate). The foreign rate differential of these jurisdictions was partially offset by Switzerland (15 tax rate). As a result, the foreign income tax rate differential was primarily attributable to these tax rate differences.

Cash payments for taxes amounted to $47.3 million in 2024, $54.5 million in 2023, and $50.0 million in 2022.

7. Income Taxes — (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of certain assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

For the year ended December 31	U.S.		Non-U.S.	
(in thousands)	2024	2023	2024	2023
Deferred tax assets:				
Accounts receivable, net	$ 502	$ 528	$ 1,138	$ 1,489
Inventories	2,473	1,608	1,636	1,429
Incentive compensation	1,453	5,843	750	1,162
Property, plant, equipment and intangibles, net	—	—	—	—
Pension, post retirement benefits - non-current	6,440	6,939	2,202	4,899
Tax loss carryforwards	49	110	32,963	29,811
Tax credit carryforwards	3,602	3,167	29	19
Leases	12,192	8,685	2,205	2,463
Reserves	2,639	877	7,150	1,299
Deferred revenue	—	244	—	—
Other	373	—	909	—
Deferred tax assets before valuation allowance	29,723	28,001	48,982	42,571
Less: valuation allowance	(1,826)	(118)	(13,670)	(9,730)
Total deferred tax assets	$ 27,897	$ 27,883	$ 35,312	$ 32,841
Deferred tax liabilities:				
Unrepatriated foreign earnings	$ 4,961	$ 4,270	$ —	$ —
Property, plant, equipment and intangibles, net	4,626	8,433	14,483	19,000
Basis difference in partner capital	1,420	1,719	—	—
Basis difference in investment	5,081	4,192	—	—
Derivatives	38	3,009	125	109
Leases	11,433	8,091	2,053	2,331
Deferred revenue	380	—	4,663	9,843
Other	—	117	—	249
Total deferred tax liabilities	27,939	29,831	21,324	31,532
Net deferred tax (liability)/asset	$ (42)	$ (1,948)	$ 13,988	$ 1,309

Deferred income tax assets, net of valuation allowances, are expected to be realized through the reversal of existing taxable temporary differences and future taxable income.

7. Income Taxes — (continued)

As of December 31, 2024, the Company's net operating loss, capital loss and tax credit carryforwards were as follows:

(in thousands) Jurisdiction	Expiration Period	Net Operating and Capital Loss Carryforwards	Tax Credit Carryforwards
U.S. Federal	2025 - 2034	$ —	$ 2,797
U.S. State	2033 - 2048	940	357
U.S. State	Indefinite	—	448
Non-U.S.	2025 - 2040	6,192	—
Non-U.S.	Indefinite	133,174	—
Balance at end of year		$ 140,306	$ 3,602

The Company records the residual U.S. and foreign taxes on certain amounts of foreign earnings that have been targeted for repatriation to the U.S. These amounts are not considered to be indefinitely reinvested, and the Company accrued for the tax cost on these earnings to the extent they cannot be repatriated in a tax-free manner. The Company has targeted for repatriation $163.0 million of current year and prior year earnings of the Company's foreign operations. If these earnings were distributed, the Company would be subject to foreign withholding taxes of $4.5 million and U.S. income taxes of $0.7 million which have already been recorded.

The accumulated undistributed earnings of the Company's foreign operations not targeted for repatriation to the U.S. were approximately $132.9 million, and are intended to remain indefinitely invested in foreign operations.

No additional income taxes have been provided on the indefinitely invested foreign earnings at December 31, 2024. If these earnings were distributed, the Company could be subject to income taxes and additional foreign withholding taxes. Determining the amount of unrecognized deferred tax liability related to any additional outside basis difference in these entities is not practical due to the complexities of the hypothetical calculation.

The following table provides a reconciliation of the beginning and ending amount of unrecognized tax benefits. If recognized, the $3.1 million would impact the effective tax rate as of December 31, 2024 as follows:

(in thousands)	2024	2023	2022
Unrecognized tax benefits balance at January 1,	$ 2,741	$ 792	$ 1,459
Increase in gross amounts of tax positions related to prior years	1,102	2,373	399
Decrease in gross amounts of tax positions related to prior years	(224)	—	(929)
Increase in gross amounts of tax positions related to current years	—	196	37
Decrease due to settlements with tax authorities	(460)	—	—
Increase (decrease) due to lapse in statute of limitations	116	(656)	—
Currency translation	(133)	36	(174)
Unrecognized tax benefits balance at December 31,	$ 3,142	$ 2,741	$ 792

Of the $3.1 million total unrecognized tax benefits balance as of December 31, 2024, $1.0 million is related to unrecognized tax benefits acquired in the Heimbach acquisition.

The Company recognizes interest and penalties related to unrecognized tax benefits within its global operations as a component of income tax expense. The Company recognized $0.4 million, $0.5 million and $0.1 million interest and penalties related to the unrecognized tax benefits noted above, for the years 2024, 2023 and 2022, respectively. It is reasonably possible that within the next 12 months, unrecognized tax benefits related to international tax matters may decrease by up to $2.4 million based on current estimates.

8. Earnings Per Share

The amounts used in computing earnings per share and the weighted average number of shares of potentially dilutive securities are as follows:

(in thousands, except market price and earnings per share)	Years ended December 31,		
	2024	2023	2022
Net income attributable to the Company	$ 87,623	$ 111,120	$ 95,762
Weighted average number of shares:			
Weighted average number of shares used in calculating basic net income per share	31,231	31,171	31,339
Effect of dilutive stock-based compensation plans:			
Restricted stock units and multi-year awards	107	105	116
Weighted average number of shares used in calculating diluted net income per share	31,338	31,276	31,455
Net income per share:			
Basic	$ 2.81	$ 3.56	$ 3.06
Diluted	$ 2.80	$ 3.55	$ 3.04

Shares outstanding, net of treasury shares, were 31.1 million as of December 31, 2024, 31.2 million as of December 31, 2023, and 31.1 million as of December 31, 2022.

9. Accumulated Other Comprehensive Income ("AOCI")

The table below presents changes in the components of AOCI from January 1, 2022 to December 31, 2024:

(in thousands)	Translation adjustments	Pension and postretirement liability adjustments	Derivative valuation adjustment	Total Other Comprehensive Income
January 1, 2022	$ (105,880)	$ (38,490)	$ (1,614)	$ (145,984)
Other comprehensive income/(loss) before reclassifications	(40,971)	—	18,971	(22,000)
Pension/postretirement settlements and curtailments, net of tax	—	26,198	—	26,198
Pension/postretirement plan remeasurement, net of tax	—	(2,663)	—	(2,663)
Interest expense related to swaps reclassified to the Statements of Income, net of tax	—	—	350	350
Pension and postretirement liability adjustments reclassified to Statements of Income, net of tax	—	(828)	—	(828)
Net current period other comprehensive income	(40,971)	22,707	19,321	1,057
December 31, 2022	$ (146,851)	$ (15,783)	$ 17,707	$ (144,927)
Other comprehensive income/(loss) before reclassifications	21,950	(3,357)	2,623	21,216
Pension settlement expense, net of tax	—	—	—	—
Pension/postretirement plan remeasurement, net of tax	—	3,629	—	3,629
Interest expense related to swaps reclassified to the Statements of Income, net of tax	—	—	(11,251)	(11,251)
Pension and postretirement liability adjustments reclassified to Statements of Income, net of tax	—	(1,835)	—	(1,835)
Net current period other comprehensive income	21,950	(1,563)	(8,628)	11,759
December 31, 2023	$ (124,901)	$ (17,346)	$ 9,079	$ (133,168)
Other comprehensive income/(loss) before reclassifications	**(56,654)**	**103**	**943**	**(55,608)**
Pension/postretirement plan remeasurement, net of tax	**—**	**2,605**	**—**	**2,605**
Interest expense related to swaps reclassified to the Statements of Income, net of tax	**—**	**—**	**(10,128)**	**(10,128)**
Pension and postretirement liability adjustments reclassified to Statements of Income, net of tax	**—**	**310**	**—**	**310**
Net current period other comprehensive income	**(56,654)**	**3,018**	**(9,185)**	**(62,821)**
December 31, 2024	$ **(181,555)**	$ **(14,328)**	$ **(106)**	$ **(195,989)**

The components of our Accumulated Other Comprehensive Income that are reclassified to the Statement of Income relate to our pension and postretirement plans and interest rate swaps.

9. Accumulated Other Comprehensive Income (AOCI) — (continued)

The table below presents the expense/(income) amounts reclassified, and the line items of the Statement of Income that were affected for the years ended December 31, 2024, 2023, and 2022.

(in thousands)	2024	2023	2022
Pretax Derivative valuation reclassified from Accumulated Other Comprehensive Income:			
(Income)/Expense related to interest rate swaps included in Income before taxes[a]	$ (13,547)	$ (15,062)	$ 468
Income tax effect	3,419	3,811	(118)
Effect on net income due to items reclassified from Accumulated Other Comprehensive Income	$ (10,128)	$ (11,251)	$ 350
Pretax pension and postretirement liabilities reclassified from Accumulated Other Comprehensive Income:			
Pension/postretirement settlements and curtailments	$ —	$ —	$ 42,657
Amortization of prior service credit	(150)	(4,122)	(4,497)
Amortization of net actuarial loss	613	1,383	3,260
Total pretax amount reclassified[b]	463	(2,739)	41,420
Income tax effect	(153)	904	(16,051)
Effect on net income due to items reclassified from Accumulated Other Comprehensive Income	$ 310	$ (1,835)	$ 25,369

_____

(a) Reported as Interest expense, net in our Consolidated Statements of Income, are payments related to the interest rate swap agreements and amortization of swap buyouts (see Note 17, *Financial Instruments*, and Note 18, *Fair-Value Measurements*, of the Notes to the Consolidated Financial Statements).

(b) Reported as Other (income)/expense, net in our Consolidated Statements of Income, the accumulated other comprehensive income components are included in the computation of net periodic pension cost (see Note 4, *Pension, Postretirement, and Other Benefit Plans*, of the Notes to the Consolidated Financial Statements).

10. Noncontrolling Interest

Effective October 31, 2013, SAFRAN S.A. ("SAFRAN") acquired a 10 equity interest in a new Albany subsidiary, Albany Safran Composites, LLC ("ASC"). Under the terms of the transaction agreements, ASC will be the exclusive supplier to SAFRAN of advanced 3D-woven composite parts in accordance with agreed upon scope parameters defined between both companies, for use in aircraft and rocket engines, thrust reversers and nacelles, and aircraft landing and braking systems (the "SAFRAN Applications"). AEC may develop and supply parts other than advanced 3D-woven composite parts for all aerospace applications, as well as advanced 3D-woven composite parts for any aerospace applications that are not SAFRAN Applications (such as airframe applications) and any non-aerospace applications.

The agreement provides SAFRAN an option to purchase Albany's remaining 90 interest upon the occurrence of certain bankruptcy or performance default events, or if Albany's Engineered Composites business is sold to a direct competitor of SAFRAN. The purchase price is based initially on the same valuation of ASC used to determine SAFRAN's 10 equity interest, and increases over time as LEAP production increases.

In accordance with the operating agreement, Albany received a $28 million preferred holding in ASC which includes a preferred return based on the Company's revolving credit agreement. The common shares of ASC are owned 90 by Albany and 10 by SAFRAN.

The Company also owns 85 of Arcari, SRL ("Arcari"), a manufacturer of textile and plastic industrial technical products and conveyor belts, which is a subsidiary of Heimbach GmbH, the paper machine clothing manufacturer acquired by

10. Noncontrolling Interest — (continued)

the Company on August 31, 2023 and reported within the MC segment. As of December 31, 2024, the net income/(loss) attributable to Arcari's noncontrolling interest was less than $0.1 million and the noncontrolling interest balance was $0.4 million.

The table below presents a reconciliation of income attributable to the noncontrolling interest and noncontrolling equity in the Company's subsidiaries:

ASC Noncontrolling Interest:

(in thousands, except percentages)	2024		2023	
Net income/(loss) of Albany Safran Composites (ASC)	$	4,759	$	6,036
Less: Return attributable to the Company's preferred holding		1,329		1,300
Net income/(loss) of ASC available for common ownership	$	3,430	$	4,736
Ownership percentage of noncontrolling shareholder		10 %		10 %
Net income/(loss) attributable to noncontrolling interest	$	343	$	474
Noncontrolling interest, beginning of year	$	5,423	$	4,494
Net income/(loss) attributable to noncontrolling interest		343		474
Changes in other comprehensive income attributable to noncontrolling interest		(783)		455
ASC noncontrolling interest, end of year	$	4,983	$	5,423

Arcari Noncontrolling Interest:

(in thousands, except percentages)	2024		2023	
Noncontrolling interest, beginning of year	$	529	$	—
Initial equity related to Noncontrolling interest in Arcari		—		509
Net income attributable to noncontrolling interest		89		16
Dividends to noncontrolling interests		(166)		—
Changes in other comprehensive income attributable to noncontrolling interest		(26)		4
Arcari noncontrolling interest, end of year	$	426	$	529
Total noncontrolling interest, end of year	$	5,409	$	5,952

11. Accounts Receivable

As of December 31, 2024 and 2023, Accounts receivable consisted of the following:

(in thousands)	December 31, 2024		December 31, 2023
Trade and other accounts receivable	$	231,136	$ 272,351
Bank promissory notes		19,637	20,690
Allowance for expected credit losses		(4,085)	(5,260)
Accounts receivable, net	$	246,688	$ 287,781

The Company had Noncurrent receivables in the AEC segment that represented revenue earned, which had extended payment terms. In 2023, the payment terms were amended and the Noncurrent receivables are now included in Trade and other accounts receivable. As of December 31, 2024 and December 31, 2023, Noncurrent receivables were as follows:

11. Accounts Receivable— (continued)

(in thousands)	December 31, 2024	December 31, 2023
Noncurrent receivables	$ —	$ 4,414
Allowance for expected credit losses	—	(22)
Noncurrent receivables, net	$ —	$ 4,392

Allowances for expected credit losses are recorded at the same time the financial asset is recorded. The Company monitors financial assets for credit impairment events to assess whether there has been a significant increase in credit risk since initial recognition, and considers both quantitative and qualitative information. The risk of loss due to credit default increases when one or more events occur that can have a detrimental impact on estimated future cash flows of that financial asset. Evidence that a financial asset is subject to greater credit risk includes observable data about significant financial difficulty of the customer, a breach of contract, such as a default or past due event, or it becomes probable that the customer will enter bankruptcy or other financial reorganization, among other factors. It may not be possible to identify a single discrete event, but rather, the combined effect of several events that may cause an increase in risk of loss.

The probability of default is driven by the relative financial health of our customer base and that of the industries in which we operate, as well as the broader macro-economic environment. A changing economic environment or forecasted economic scenario can lead to a different probability of default and can suggest that credit risk has changed.

At each reporting period, the Company will recognize the amount of change in current expected credit losses as an allowance gain or loss in Selling, general, and administrative expenses in the Consolidated Statements of Income. Financial assets are written-off when the Company has no reasonable expectation of recovering the financial asset, either in its entirety, or a portion thereof. This is the case when the Company determines that the customer does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

The following tables present the (increases)/decreases in the allowance for credit losses for Accounts receivable:

(in thousands)	December 31, 2023	(Charge)/ benefit	Currency translation	Other	December 31, 2024
Specific customer reserves	$ (2,484)	$ (541)	$ 128	$ (37)	$ (2,934)
Incremental expected credit losses	(2,776)	157	76	1,392	(1,151)
Accounts receivable expected credit losses	$ (5,260)	$ (384)	$ 204	$ 1,355	$ (4,085)

(in thousands)	December 31, 2022	(Charge)/ benefit	Currency translation	Other	December 31, 2023
Specific customer reserves	$ (2,076)	$ (424)	$ (74)	$ 90	$ (2,484)
Incremental expected credit losses	(1,021)	(187)	(40)	(1,528)	(2,776)
Accounts receivable expected credit losses	$ (3,097)	$ (611)	$ (114)	$ (1,438)	$ (5,260)

The following tables present the (increases)/decreases in the allowance for credit losses for Noncurrent receivables:

(in thousands)	December 31, 2023	(Charge)/ benefit	Currency translation	Other	December 31, 2024
Noncurrent receivables expected credit losses	$ (22)	$ 22	$ —	$ —	$ —

(in thousands)	December 31, 2022	(Charge)/ benefit	Currency translation	Other	December 31, 2023
Noncurrent receivables expected credit losses	$ (140)	$ 123	$ (5)	$ —	$ (22)

12. Contract Assets and Liabilities

Contract assets and Contract liabilities (included in Accrued liabilities) are reported in the Consolidated Balance Sheets in a net position, on a contract-by-contract basis at the end of each reporting period. Contract assets and contract liabilities are summarized as follows:

(in thousands)	December 31, 2024		December 31, 2023	
Contract assets	$	167,397	$	183,189
Allowance for expected credit losses		(840)		(908)
Contract assets, net	$	166,557	$	182,281
Contract liabilities	$	6,085	$	7,127

Contract assets decreased $15.7 million during the year ended December 31, 2024. The decrease was primarily due to a decrease in unbilled revenue related to the satisfaction of performance obligations on larger programs in excess of the amounts billed, notably for the Sikorsky CH-53K and the F-35 programs. Other than the allowance for expected credit losses, there were no other provisions for losses related to our Contract assets during the years ended December 31, 2024 and 2023.

The following tables present the (increases)/ decreases in the allowance for credit losses for Contract assets:

(in thousands)	December 31, 2023		(Charge)/ benefit		Currency translation		Other		December 31, 2024	
Contract assets expected credit losses	$	(908)	$	52	$	16	$	—	$	(840)

(in thousands)	December 31, 2022		(Charge)/ benefit		Currency translation		Other		December 31, 2023	
Contract assets expected credit losses	$	(748)	$	(152)	$	(8)	$	—	$	(908)

Contract liabilities decreased $1.0 million during the year ended December 31, 2024, primarily due to revenue recognition from satisfied performance obligations exceeding the amounts invoiced to customers for contracts that were in a contract liability position. Revenue recognized for the years ended December 31, 2024 and 2023 that was included in the Contract liability balance at the beginning of the year was $4.3 million and $15.2 million, respectively.

13. Inventories

As of December 31, 2024 and 2023, inventories consisted of the following:

(in thousands)	December 31, 2024		December 31, 2023	
Raw materials	$	76,559	$	79,611
Work in process		54,917		67,743
Finished goods		14,369		22,213
Total inventories	$	145,845	$	169,567

14. Property, Plant and Equipment, net

The table below sets forth the components of property, plant and equipment as of December 31, 2024 and 2023:

(in thousands)	2024	2023	Estimated useful life
Land and land improvements	$ 28,161	$ 29,654	25 years for improvements
Buildings	306,273	302,086	15 to 40 years
Machinery and equipment	1,188,661	1,207,504	5 to 15 years
Furniture and fixtures	11,457	11,409	5 years
Computer and other equipment	25,024	24,120	3 to 10 years
Software	69,932	69,191	5 to 8 years
Capital expenditures in progress	75,262	90,759	
Property, plant and equipment, gross	1,704,770	1,734,723	
Accumulated depreciation and amortization	(1,141,339)	(1,132,734)	
Property, plant and equipment, net	$ 563,431	$ 601,989	

Depreciation expense was $82.5 million in 2024, $70.4 million in 2023, and $62.5 million in 2022. Software amortization is recorded in Selling, general, and administrative expense and was $1.9 million in 2024, $1.9 million in 2023, and $1.7 million in 2022.

Capital expenditures, including purchased software, were $81.2 million in 2024, $84.4 million in 2023, and $96.3 million in 2022. Unamortized software cost was $5.4 million, $6.6 million, and $5.9 million in each of the years ended December 31, 2024, 2023, and 2022, respectively. Expenditures for maintenance and repairs are charged to income as incurred and amounted to $25.4 million in 2024, $22.4 million in 2023, and $20.7 million in 2022.

15. Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. Goodwill and intangible assets with indefinite useful lives are not amortized, however, these assets are tested for impairment at least annually at the reporting unit level, using either a qualitative or quantitative approach. Impairment is the condition that exists when the carrying amount of a reporting unit, including goodwill, exceeds its fair value.

In the second quarter of 2024, management applied the quantitative assessment approach in performing its annual evaluation of goodwill and indefinite-lived trademark intangibles for the Company's Machine Clothing reporting unit and Engineered Composites reporting unit. As part of the quantitative assessment, management used the income and market approach to determine fair value by considering projected cash flows and market multiples for each reporting unit. Management performed the quantitative assessments and concluded that each reporting unit's fair value continued to significantly exceed its carrying value. Accordingly, no impairment charges were recorded.

In the third and fourth quarters of 2024, the Company revised its estimates and assumptions used in certain program estimates at completion of its AEC reporting unit. As a result of the changes in estimates, we performed a qualitative assessment of the AEC reporting unit's goodwill for impairment and concluded that goodwill was not impaired. The excess of the fair value of the AEC reporting unit over its carrying value reduced by approximately 20% from previous quarters; and fair value continues to exceed the carrying value by more than 25%.

In the fourth quarter of 2024, the Company wrote-off the remaining Finite-lived intangible assets balance at our Rochdale, UK location due to restructuring actions being taken to cease operations at the manufacturing facility. This decision resulted in a non-cash write-off of intangibles for $0.3 million, which is presented as other changes in the table below for intangible assets and goodwill in 2024.

On August 31, 2023, the Company acquired all the outstanding shares of Heimbach. The preliminary fair values of the identifiable intangible assets obtained totaled $14.9 million and consisted of the Heimbach trade name and developed technology. The fair value of the trade name was $6.0 million and is considered an indefinite-lived asset because of

15. Goodwill and Other Intangible Assets — (continued)

Heimbach's rich brand heritage and customer service to the paper machine clothing industry. The fair value of the developed technology was $8.9 million and includes intellectual property-related technologies as well as know-how developed by Heimbach; and is being amortized over its economic period of benefit, which is 9 years. See Note 24, *Business Combination*, of the Notes to the Consolidated Financial Statements of our 2023 Annual Report on Form 10-K, for additional information.

We amortize certain patents, trademarks and names, customer contracts, relationships and technology assets that have finite-lives. The changes in intangible assets and goodwill from December 31, 2022 to December 31, 2024, were as follows:

(in thousands, except for years)	Amortization life in years	Balance at December 31, 2023	Other Changes	Amortization	Currency Translation	Balance at December 31, 2024
Finite-lived intangible assets:						
AEC Trademarks and trade names	6-15	$ 22	$ —	$ (11)	$ —	$ 11
AEC Technology	10-15	3,426	—	(569)	(177)	2,680
AEC Intellectual property	15	911	—	(83)	—	828
AEC Customer relationships	8-15	25,485	—	(3,480)	(113)	21,892
Heimbach Developed technology	9	8,732	(289)	(953)	(486)	7,004
Total Finite-Lived intangible assets, net		$ 38,576	$ (289)	$ (5,096)	$ (776)	$ 32,415
Indefinite-lived intangible assets:						
Heimbach Trade name		$ 6,070	$ —	$ —	$ (358)	$ 5,712
MC Goodwill		66,873	—	—	(2,885)	63,988
AEC Goodwill		113,308	—	—	(1,035)	112,273
Total Indefinite-lived intangible assets		$ 186,251	$ —	$ —	$ (4,278)	$ 181,973

15. Goodwill and Other Intangible Assets — (continued)

(in thousands, except for years)	Amortization life in years	Balance at December 31, 2022	Acquisition	Amortization	Currency Translation	Balance at December 31, 2023
Finite-lived intangible assets:						
AEC Trademarks and trade names	6-15	$ 34	$ —	$ (12)	$ —	$ 22
AEC Technology	10-15	3,884	—	(567)	109	3,426
AEC Intellectual property	15	994	—	(83)	—	911
AEC Customer relationships	8-15	28,899	—	(3,480)	66	25,485
Heimbach Developed technology	9	—	8,918	(310)	124	8,732
Total Finite-Lived intangible assets, net		$ 33,811	$ 8,918	$ (4,452)	$ 299	$ 38,576
Indefinite-lived intangible assets:						
Heimbach Trade name		$ —	$ 5,982	$ —	$ 88	$ 6,070
MC Goodwill		65,441	—	—	1,432	66,873
AEC Goodwill		112,776	—	—	532	113,308
Total Indefinite-lived intangible assets		$ 178,217	$ 5,982	$ —	$ 2,052	$ 186,251

As of December 31, 2024, the gross carrying amount and accumulated amortization of Finite-lived intangible assets was $86.1 million and $53.7 million, respectively.

Amortization expense related to Finite-lived intangible assets was reported in the Consolidated Statement of Income as follows: $1.1 million in Cost of goods sold and $4.2 million in Selling, general and administrative expenses in 2024; $0.4 million in Cost of goods sold and $4.1 million in Selling, general and administrative expenses in 2023; and $0.8 million in Cost of goods sold and $4.0 million in Selling, general and administrative expenses in 2022.

Estimated amortization expense of intangibles for the years ending December 31, 2025 through 2029, is as follows:

Year	Annual amortization (in thousands)
2025	$ 5,000
2026	5,000
2027	5,000
2028	4,900
2029	4,900

16. Accrued Liabilities

Accrued liabilities as of December 31, 2024 and 2023 consist of the following:

(in thousands)		2024		2023
Salaries, wages and benefits	$	57,253	$	72,373
Contract liabilities		6,085		7,127
Returns and allowances		9,422		10,232
Dividends		8,431		8,111
Pension and postretirement		8,744		9,356
Operating and finance lease liabilities		7,607		7,335
Other tax		7,329		10,171
Contract loss reserve		10,524		2,721
Freight		3,256		1,979
Professional fees		5,539		3,912
Restructuring		4,996		—
Other		12,718		9,671
Total accrued liabilities	$	141,904	$	142,988

17. Financial Instruments

Debt principally consists of a revolving credit agreement and foreign bank debt assumed in the acquisition of Heimbach. The following table represents our outstanding debt as of December 31, 2024 and 2023:

(in thousands, except interest rates)		2024		2023
Borrowings under the Amended Credit Agreement[(1):]				
USD borrowings	$	225,000	$	446,000
EUR borrowings		93,485		—
Foreign bank debt		46		10,885
Total bank debt		318,531		456,885
Less: Current maturities of long-term debt		—		4,218
Long-term debt	$	318,531	$	452,667

[(1)] The credit facility matures in August 2028. At the end of the December 31, 2024 and December 31, 2023, the USD interest rate in effect was 5.77 and 3.49, respectively, including the effect of interest rate swaps; at the end of December 31, 2024, the EURIBOR interest rate was 4.09%, including the effect of interest rate swaps.

There are no principal payments on long-term debt until 2028, at which time the balance of $318.5 million is due. Cash payments of interest amounted to $14.7 million in 2024, $18.7 million in 2023 and $16.0 million in 2022.

Amended Credit Agreement

On August 16, 2023, we entered into a $800 million unsecured committed Five-Year Revolving Credit Facility Agreement, amended on June 28, 2024 (collectively, the "Amended Credit Agreement"), which matures in August of 2028.

17. Financial Instruments — (continued)

The applicable interest rate for borrowings under the Amended Credit Agreement is based on both Term SOFR and EURIBOR plus a spread, which is based on our leverage ratio (as defined in the Amended Credit Agreement) at the time of a borrowing as follows:

Leverage Ratio	Commitment Fee	ABR Spread	Term Benchmark/ Daily Simple SOFR Spread
<1.00:1.00	0.275%	0.500%	1.500%
≥ 1.00:1.00 and < 2.00:1.00	0.300%	0.625%	1.625%
≥ 2.00:1.00 and < 3.00:1.00	0.325%	0.750%	1.750%
≥ 3.00:1.00	0.350%	1.000%	2.000%

As of December 31, 2024, the applicable interest rate for borrowings under the Amended Credit Agreement was based on one-month term SOFR and one-month EURIBOR, plus the spread, which was 1.500%.

As of December 31, 2024, there was $318 million of borrowings outstanding under the Amended Credit Agreement and we had borrowings available of $482 million, based on our maximum leverage ratio and our consolidated EBITDA (as defined in the Amended Credit Agreement).

Under the Amended Credit Agreement, we are required to maintain a leverage ratio (as defined in the Amended Credit Agreement) of not greater than 3.75 to 1.00, or 4.25 to 1.00 after a significant acquisition. We are also required to maintain a minimum interest coverage ratio (as defined in the Amended Credit Agreement) of greater than 3.00 to 1.00. If our leverage ratio exceeds 3.50 to 1.00, we will be restricted in paying dividends to a maximum amount of $40 million in a calendar year.

As of December 31, 2024, our leverage ratio was 0.88 to 1.00 and our interest coverage ratio was 14.90 to 1.00. As of December 31, 2024, we were in compliance with all applicable covenants. We anticipate continued compliance in each of the next four quarters while continuing to monitor future compliance based on current and future economic conditions.

The borrowings are guaranteed by certain of the Company's subsidiaries as defined in the Amended Credit Agreement. Our ability to borrow additional amounts under the Amended Credit Agreement is conditional upon the absence of any defaults, as well as the absence of any material adverse change (as defined in the Amended Credit Agreement). Indebtedness under the Amended Credit Agreement is ranked equally in right of payment to all unsecured senior debt.

In November, 2024, we entered into two interest rate swap agreements: A USD interest rate swap agreement and a EUR interest rate swap agreement. The USD interest rate swap agreement covers the period November 15, 2024 through November 15, 2026. This transaction has the effect of fixing the SOFR portion of the interest rate (before the credit spread) on $125 million of the US indebtedness drawn under the Amended Credit Facility. Under the terms of this transaction, the Company pays a fixed rate of 3.987% and our counterparty pays a floating rate based on the one-month SOFR rate at each monthly calculation date. The EUR interest rate swap agreement covers the period November 14, 2024 through November 15, 2026. This transaction has the effect of fixing the EURIBOR portion of the interest rate (before the credit spread) on EUR 45 million of the EUR indebtedness drawn under the Amended Credit Facility. Under the terms of this transaction, the Company pays a fixed rate of 2.277% and our counterparty pays a floating rate based on the one-month EURIBOR rate at each monthly calculation date.

On June 14, 2021, we entered into interest rate swap agreements for the period October 17, 2022 through October 27, 2024. These transactions had the effect of fixing the LIBOR portion of the effective interest rate (before addition of the spread) on $350 million of indebtedness, drawn under the Prior Agreement at the rate of 0.838 during the period. Under the terms of these transactions, we paid the fixed rate of 0.838 and the counterparties paid a floating rate based on the one-month LIBOR rate at each monthly calculation date. On June 29, 2023, the Company amended each Swap agreement, in accordance with the practical expedients included in Accounting Standards Codification ("ASC") 848, Reference Rate Reform, to replace the LIBOR Benchmark with a Term SOFR Benchmark. As a result of the amendments, we paid a fixed blended rate of 0.768 (plus a credit spread adjustment as defined in the Swap Agreements) through October 27, 2024 on $350 million of borrowings under the Amended Credit Agreement and the

17. Financial Instruments — (continued)

counterparties paid a floating rate based on the one-month term SOFR at each monthly calculation date. These agreements terminated in October, 2024.

These interest rate swaps are accounted for as a hedge of future cash flows, as further described in Note 18, *Fair-Value Measurements*, of the Notes to the Consolidated Financial Statements. No cash collateral was received or pledged in relation to the swap agreements.

Assumed Foreign Bank Debt

With the August 31, 2023 acquisition of Heimbach, the Company assumed bank debt in the amount of $32.7 million. At December 31, 2024, the balance of Heimbach's debt was less than $0.1 million.

18. Fair-Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We had no Level 3 financial assets or liabilities at December 31, 2024, or at December 31, 2023, other than certain pension assets (see Note 4, *Pension, Postretirement, and Other Benefit Plans*, of the Notes to the Consolidated Financial Statements).

The following table presents the fair-value hierarchy for our Level 1 and Level 2 financial and non-financial assets and liabilities, which are measured at fair value on a recurring basis:

	December 31, 2024		December 31, 2023	
(in thousands)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)
Fair Value				
Assets:				
Cash equivalents	$ 11,273	$ —	$ 27,157	$ —
Foreign currency option contracts		—		1,725
Foreign currency forward contracts		—		199
Other Assets:				
Common stock of unaffiliated foreign public company [a]	631	—	682	—
Interest rate swaps	—	149	—	12,214
Liabilities:				
Other Non-Current Liabilities				
Interest rate swaps	—	(218)	—	—

(a) Original cost basis $0.5 million

18. Fair-Value Measurements — (continued)

Cash equivalents include short-term securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities.

The interest rate swaps are accounted for as hedges of future cash flows. The fair value of our interest rate swaps are derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve, and is included in Other assets and/or Other noncurrent liabilities in the Consolidated Balance Sheets. Unrealized gains and losses on the interest rate swaps flow through the caption Derivative valuation adjustment in the Shareholders' equity section of the Consolidated Balance Sheets. In November, 2024, the Company entered into a USD and EUR interest rate swap agreements (see Note 17, Financial Instruments, of the Notes to the Consolidated Financial Statements for additional information). As of December 31, 2024, these interest rate swaps were determined to be highly effective hedges of interest rate cash flow risk. Amounts accumulated in Other comprehensive income are reclassified as Interest expense/(income), net when the related interest payments (that is, the hedged forecasted transactions), affect earnings. Interest (income)/expense related to payments under the active swap agreements totaled $13.4 million in 2024, $(15.0) million in 2023 and $0.5 million in 2022.

We operate our business in many regions of the world, and currency rate movements can have a significant effect on operating results. From time to time, we enter into foreign currency option contracts and forward contracts that are valued using quoted prices in active markets obtained from independent pricing sources. These instruments are measured using market foreign exchange prices and are recorded in the Consolidated Balance Sheets as Other assets and Accounts payable, as applicable. Changes in fair value of these instruments are recorded as gains or losses within Other (income)/expense, net.

When exercised, the foreign currency instruments are net settled with the same financial institution that bought or sold them. For all positions, whether options or forward contracts, there is risk from the possible inability of the financial institution to meet the terms of the contracts and the risk of unfavorable changes in interest and currency rates, which may reduce the value of the instruments. We seek to mitigate risk by evaluating the creditworthiness of counterparties and by monitoring the currency exchange and interest rate markets while reviewing the hedging risks and contracts to ensure compliance with our internal guidelines and policies.

(Gains)/losses related to changes in fair value of derivative instruments that were recognized in Other (income)/expense, net in the Consolidated Statements of Income were as follows:

(in thousands)	2024	2023	2022
Derivatives not designated as hedging instruments:			
Foreign currency hedging (gains)/losses	$ 3,459	$ (351)	$ (509)

19. Other Noncurrent Liabilities

As of December 31, 2024 and 2023, Other noncurrent liabilities consisted of the following:

(in thousands)	2024	2023
Operating leases	$ 61,062	$ 50,637
Postretirement benefits other than pensions	23,943	25,876
Pension liabilities	46,041	59,431
Incentive and deferred compensation	1,908	1,957
Other	5,876	1,484
Total other noncurrent liabilities	$ 138,830	$ 139,385

20. Leases

We are generally the lessee in our lease transactions. Lessees are required to recognize a lease liability and a right of use ("ROU") asset for leases with terms greater than 12 months, in accordance with the practical expedient that is available for ongoing accounting.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term, using the rate implicit in the lease. If that rate is not readily determinable, the rate is based on the Company's incremental borrowing rate. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease. Our ROU assets include the values associated with the additional periods when it is reasonably certain that we will exercise the option. We review the carrying value of ROU assets for impairment whenever events and circumstances indicate that the carrying value of an asset group may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

We have entered into operating and finance leases for offices, manufacturing facilities, warehouses, vehicles, and certain equipment. Our leases have remaining lease terms of 2 years to 15 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 2 years.

The components of lease expense were as follows:

	For the years ended		
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Finance lease:			
Amortization of right-of-use asset	$ —	$ —	$ 416
Interest on lease liabilities	—	—	529
Operating lease:			
Fixed lease cost	10,776	9,591	6,036
Variable lease cost	516	108	438
Short-term lease cost	2,170	2,060	1,025
Total lease expense	$ 13,462	$ 11,759	$ 8,444

Supplemental cash flow information related to leases was as follows:

	For the years ended		
(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 11,204	$ 10,105	$ 6,612
Operating cash outflows from finance leases	—	—	529
Financing cash outflows from finance leases	—	—	654
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 17,698	$ 9,114	$ 38,559

The initial recognition of each ROU asset and lease liability at lease commencement is a noncash transaction that is excluded from amounts reported in the Consolidated Statements of Cash Flows.

20. Leases — (continued)

Supplemental balance sheet information related to leases was as follows:

(in thousands)	December 31, 2024		December 31, 2023	
Operating leases				
Right of use assets included in Other assets	$	**61,671**	$	50,825
Lease liabilities included in				
Accrued liabilities	$	**7,607**	$	7,335
Other noncurrent liabilities		**61,062**		50,637
Total operating lease liabilities	$	**68,669**	$	57,972

Additional information for leases existing at December 31, 2024 and 2023 was as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term		
Operating leases	**13 years**	10 years
Weighted average discount rate		
Operating leases	**5.8 %**	5.4 %

Maturities of lease liabilities as of December 31, 2024 were as follows:

(in thousands)	Operating leases	
Year ending December 31,		
2025	$	**11,351**
2026		**9,893**
2027		**8,414**
2028		**5,847**
2029		**5,354**
Thereafter		**57,958**
Total lease payments		**98,817**
Less imputed interest		**(30,148)**
Total	$	**68,669**

21. Commitments and Contingencies

Asbestos Litigation

Albany International Corp. is a defendant in suits brought in various courts in the United States by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing paper machine clothing synthetic dryer fabrics marketed during the period from 1967 to 1976 and used in certain paper mills.

We were defending 3,646 claims as of December 31, 2024.

The following table sets forth the number of claims filed, the number of claims settled, dismissed or otherwise resolved, and the aggregate settlement amount during the periods presented:

Year ended December 31,	Opening Number of Claims	Claims Dismissed, Settled, or Resolved	New Claims	Closing Number of Claims	Amounts Paid (thousands) to Settle or Resolve
2022	3,609	43	32	3,598	$125
2023	3,598	19	27	3,606	74
2024	**3,606**	**10**	**50**	**3,646**	**13**

We anticipate that additional claims will be filed against the Company and related companies in the future, but are unable to predict the number and timing of such future claims. Due to the fact that information sufficient to meaningfully estimate a range of possible loss of a particular claim is typically not available until late in the discovery process, we do not believe a meaningful estimate can be made regarding the range of possible loss with respect to pending or future claims and therefore we are unable to estimate a range of reasonably possible loss in excess of amounts already accrued for pending or future claims.

While we believe we have meritorious defenses to these claims, we have settled certain claims for amounts we consider reasonable given the facts and circumstances of each case. Our insurance carrier has defended each case and funded settlements under a standard reservation of rights. As of December 31, 2024 we had resolved, by means of settlement or dismissal, 38,051 claims. The total cost of resolving all claims was $10.7 million. Of this amount, almost 100 was paid by our insurance carrier, who has confirmed that we have approximately $140 million of remaining coverage under primary and excess policies that should be available with respect to current and future asbestos claims.

We currently do not anticipate, based on currently available information, that the ultimate resolution of the aforementioned proceedings will have a material adverse effect on the financial position, results of operations, or cash flows of the Company. Although we cannot predict the number and timing of future claims, based on the foregoing factors, the trends in claims filed against us, and available insurance, we also do not currently anticipate that potential future claims will have a material adverse effect on our financial position, results of operations, or cash flows.

22. Stock-Based Compensation

We have cash-based and stock-based incentive compensation plans that can be awarded for key employees, which are designed to reward short and long-term contributions and used as retention incentives for key senior management. We grant stock-based awards in the form of restricted stock units that are generally settled with the issuance of Class A shares. We grant performance phantom stock units that are treated as liability-based awards and are generally settled in cash. The vesting periods generally range between one and five years from the grant date. Expenses associated with these awards are recognized over each respective vesting period.

Performance and Retention Awards

The Albany International 2017 and 2023 Long-term Incentive Plans provide senior executive members of management with incentive compensation based on achieving certain performance or service measures. Awards can be settled in cash or shares of Class A Common Stock. If the settlement is in the form of Class A Common Stock, participants may elect to receive shares net of applicable income taxes.

22. Stock-Based Compensation — (continued)

Annual Performance Period Awards

Annual cash-based incentives were granted to executives as annual performance period ("APP") awards. Cash payments of $3.1 million in 2024, $3.9 million in 2023 and $4.5 million in 2022 were made as a result of the performance in the preceding year. In addition, due to the vesting of certain compensation costs for executives that departed from the Company, additional cash payments were made of $0.6 million in 2024 and $0.9 million in 2023.

Multi-Year Performance Plan Awards

Long-term performance incentives were granted to executives as multi-year performance plan ("MPP") awards in each of 2022, 2023 and 2024. Each of these awards vests three years after the grant date, and the extent of payout is dependent upon the achievement of certain performance metrics during the three-year performance period, as defined by the Compensation Committee of the Board of Directors. Settlement of the awards are scheduled to occur no later than 90 days after the end of the performance period. If a participant terminates employment prior to the award becoming fully vested, the participant forfeits a portion of the MPP award. The grant date share price is determined when the awards are approved by the Compensation Committee of the Board of Directors each year and that price is used to measure the cost for the share-based portion of an award. MPP awards are generally settled in shares. Expense associated with these awards is recognized over the vesting period. In connection with these awards, we recognized expense of $1.6 million in 2024, $5.1 million in 2023 and $3.9 million in 2022. The net impact to earnings for the respective years was $1.4 million, $4.3 million, and $2.7 million. Based on current estimates of achievement of certain performance metrics, we anticipate recognizing $0.9 million of expense in 2025 and $0.4 million of expense in 2026.

Restricted Stock Unit Awards

Long-term restricted stock unit awards ("RSU") were granted to executives and vest annually and settle in shares no later than 90 days after the vesting period ends. The grant date share price is the date when the award is approved by the Compensation Committee of the Board of Directors and is used to measure the cost of the award. We recognized $2.6 million of expense in 2024 associated with these RSU's, for which the net impact to earnings was $2.3 million. Expense recognized for RSU's was $4.2 million in 2023, which included $1.7 million as a result of executives that departed during the year, and $1.5 million in 2022. The net impact to earnings during these respective years was $3.5 million and $1.0 million. Based on RSU's outstanding at December 31, 2024, we expect to record approximately $1.4 million of expense in 2025 and $0.9 million of expense in 2026.

Special Retention Incentives

During 2024 and 2023, RSU awards with performance conditions were issued as special retention incentives to certain executives. The expenses for these awards were $2.2 million in 2024 and $0.9 million in 2023, for which the net impact to earnings was $1.9 million in 2024 and $0.8 million in 2023. Based on awards outstanding at December 31, 2024, we expect to record approximately $1.2 million of expense in 2025.

22. Stock-Based Compensation — (continued)

As of December 31, 2024, there were 1,524,080 shares of Company stock authorized for the payment of awards under these plans. Information with respect to these plans is presented below:

(in thousands, except number of shares and weighted average grant date value per share)	Number of shares	Weighted average grant date value per share	Year-end intrinsic value
Shares potentially payable at January 1, 2022	107,630	$ 75.99	$ 8,179
Forfeitures	—		
Payments	(35,897)	$ 84.27	
Shares accrued based on 2022 performance	64,208	$ 86.00	
Shares potentially payable at December 31, 2022	135,941	$ 79.11	$ 10,754
Forfeitures	(9,035)	$ 92.02	
Payments	(112,279)	$ 86.35	
Shares accrued based on 2023 performance	124,181	$ 92.52	
Shares potentially payable at December 31, 2023	138,808	$ 84.41	$ 11,717
Forfeitures	**(14,689)**	**$ 87.61**	
Payments	**(77,782)**	**$ 89.44**	
Shares accrued based on 2024 performance	**81,468**	**$ 91.80**	
Shares potentially payable at December 31, 2024	**127,805**	**$ 85.69**	**$ 10,952**

Performance Phantom Stock

Long-term cash retention incentives with a performance component were granted to members of management as Phantom Stock Plan ("PSP") awards. Awards under this plan vest over a 3 to 5 year period and are paid annually in cash based on current market prices of the Company's stock. Under this program, employees may earn more or less than the target award based on the Company's results in the year of the award. Expense recognized for this plan amounted to $5.4 million in 2024, $7.8 million in 2023, and $8.6 million in 2022. The net impact to earnings for the respective years was $3.7 million, $5.5 million, and $6.0 million. Based on awards outstanding at December 31, 2024, we expect to record approximately $6.9 million of compensation cost from 2025 to 2027. The weighted average period for recognition of that cost is approximately 1.5 years.

Non-employee Director stock compensation

The Company's independent Directors are paid an annual retainer, of which a certain amount is required to be paid in shares. The total number of shares paid to each independent Director is determined by the share closing price on the day of the Annual Meeting at which the election of Directors occurs. This resulted in compensation expense of $1.2 million in 2024, $1.1 million in 2023, and $1.1 million in 2022 in the form of shares.

23. Shareholders' Equity

We currently have one class of Common Stock, Class A Common Stock, with a par value of $0.001. Each share is entitled to one vote on all matters submitted to shareholders, and will receive dividends as approved by the Board of Directors.

The Company's Board of Directors authorized the Company to repurchase shares of up to $200 million through open market purchases, privately negotiated transactions or otherwise, and to determine the prices, times and amounts. The program does not obligate the Company to acquire any particular amount of common stock, and it may be suspended or terminated at any time at the Company's discretion. The share repurchase program does not have an expiration date. The timing and amount of any share repurchases will be based on the Company's liquidity, general business and market conditions, debt covenant restrictions and other factors, including alternative investment opportunities and capital structure. As of December 31, 2024, the Company has repurchased in total 1,490,904 shares for a total cost of $124.0 million. Of this, 182,901 shares were repurchased in 2024 for $14.5 million, 1,022,717

23. Shareholders' Equity — (continued)

shares were purchased in 2022 for $85.1 million, and 285,286 shares were purchased in 2021 for $24.4 million. We are currently authorized to repurchase shares up to $76.0 million.

Activity in Shareholders' equity for 2022, 2023, and 2024 is presented below:

(in thousands)	Class A Common Stock		Additional paid-in capital	Retained earnings	Accumulated items of other comprehensive income	Class A Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount		
January 1, 2022	40,760	$ 41	$ 436,996	$ 863,057	$ (145,984)	8,665	$ (280,143)	$ 3,638	$ 877,605
Net income	—	—	—	95,762	—	—	—	746	96,508
Compensation and benefits paid or payable in shares	24	—	3,727	—	—	—	—	—	3,727
Options exercised	1	—	17	—	—	—	—	—	17
Shares issued to Directors'	—	—	800	—	—	(13)	285	—	1,085
Purchase of Treasury shares (a)	—	—	—	—	—	1,023	(85,065)	—	(85,065)
Dividends declared on Class A Common Stock, $0.88 per share	—	—	—	(27,501)	—	—	—	—	(27,501)
Cumulative translation adjustments	—	—	—	—	(40,971)	—	—	110	(40,861)
Pension and postretirement liability adjustments	—	—	—	—	(3,491)	—	—	—	(3,491)
Settlement of certain pension liabilities	—	—	—	—	26,198				26,198
Derivative valuation adjustment	—	—	—	—	19,321	—	—	—	19,321
December 31, 2022	40,785	$ 41	$ 441,540	$ 931,318	$ (144,927)	9,675	$ (364,923)	$ 4,494	$ 867,543

(in thousands)	Class A Common Stock		Additional paid-in capital	Retained earnings	Accumulated items of other comprehensive income	Class A Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount		
January 1, 2023	40,785	$ 41	$ 441,540	$ 931,318	$ (144,927)	9,675	$ (364,923)	$ 4,494	$ 867,543
Net income	—	—	—	111,120	—	—	—	490	111,610
Compensation and benefits paid or payable in shares	71	—	5,851	—	—	—	—	—	5,851
Shares issued to Directors'	—	—	827	—	—	(13)	258	—	1,085
Dividends declared on Class A Common Stock, $1.01 per share	—	—	—	(31,496)	—	—	—	—	(31,496)
Initial equity related to Noncontrolling interest in Arcari	—	—	—	—	—	—	—	509	509
Cumulative translation adjustments	—	—	—	—	21,950	—	—	459	22,409
Pension and postretirement liability adjustments	—	—	—	—	(1,563)	—	—	—	(1,563)
Derivative valuation adjustment	—	—	—	—	(8,628)	—	—	—	(8,628)
December 31, 2023	40,856	$ 41	$ 448,218	$ 1,010,942	$ (133,168)	9,662	$ (364,665)	$ 5,952	$ 967,320

23. Shareholders' Equity — (continued)

(in thousands)	Class A Common Stock		Additional paid-in capital	Retained earnings	Accumulated items of other comprehensive income	Class A Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount		
January 1, 2024	40,856	$ 41	$ 448,218	$ 1,010,942	$ (133,168)	9,662	$ (364,665)	$ 5,952	$ 967,320
Net income	—	—	—	87,623	—	—	—	432	88,055
Compensation and benefits paid or payable in shares	51	—	3,812	—	—	—	—	—	3,812
Shares issued to Directors'	10	—	903	—	—	—	—	—	903
Purchase of Treasury shares (a)	—	—	—	—	—	183	(14,545)	—	(14,545)
Dividends declared on Class A Common Stock, $1.05 per share	—	—	—	(32,802)	—	—	—	—	(32,802)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(166)	(166)
Cumulative translation adjustments	—	—	—	—	(56,654)	—	—	(809)	(57,463)
Pension and postretirement liability adjustments	—	—	—	—	3,018	—	—	—	3,018
Derivative valuation adjustment	—	—	—	—	(9,185)	—	—	—	(9,185)
December 31, 2024	40,917	$ 41	$ 452,933	$ 1,065,763	$ (195,989)	9,845	$ (379,210)	$ 5,409	$ 948,947

(a) On October 25, 2021, the Company's Board of Directors authorized the Company to repurchase shares of up to $200 million through open market purchases, privately negotiated transactions or otherwise, and to determine the prices, times and amounts. In 2022, the Company repurchased 1,022,717 shares totaling $85.1 million and in 2024, the Company repurchased 182,901 shares totaling $14.5 million.

24. Subsequent Events

On February 21, 2025, the Company's Board of Directors authorized the Company to repurchase shares up to $250 million (excluding any fees, commissions, taxes or other expenses related to such purchases), which replaces the 2021 authorization. The purchases may be made through open market purchases, privately negotiated transactions or otherwise. The program does not obligate the Company to acquire any particular amount of common stock, and it may be suspended or terminated at any time at the Company's discretion. The share repurchase program does not have an expiration date. The timing and amount of any share repurchases will be based on the Company's liquidity, general business and market conditions, debt covenant restrictions and other factors, including alternative investment opportunities and capital structure.

Item 9.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company, with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) as of December 31, 2024. Such disclosure controls and procedures are designed to ensure that information required to be disclosed in reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on and as of the date of this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, and oversight of the Board of Directors, conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 using the criteria set forth by the 2013 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework.

Based on management's assessment, we have concluded that our internal control over financial reporting was effective at December 31, 2024. Our independent registered accounting firm has issued a report on the effectiveness of our internal control over financial reporting which is included under Item 8.

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated the changes in the Company's internal controls over financial reporting during 2024. Except for including the Heimbach business in our assessment of the effectiveness of the Company's internal controls over financial reporting, there were no changes in our internal control over financial reporting during our fourth fiscal quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

/s/ Gunnar Kleveland	/s/ Robert D. Starr	/s/ John J. Tedone
Gunnar Kleveland	Robert D. Starr	John J. Tedone
President and	Executive Vice	Vice President -
Chief Executive Officer	President and Chief	Controller and Chief
and Director	Financial Officer	Accounting Officer
(Principal Executive Officer)	(Principal Financial Officer)	(Principal Accounting Officer)

Item 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2024, none of the members of our Board of Directors or Executive Officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Albany International Corp. securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

Board of Director's authorize increase in share buy-back program

On February 21, 2025, the Company's Board of Directors authorized the Company to repurchase shares up to $250 million (excluding any fees, commissions, taxes or other expenses related to such purchases), which replaces the 2021 authorization. The purchases may be made through open market purchases, privately negotiated transactions or otherwise. The program does not obligate the Company to acquire any particular amount of common stock, and it may be suspended or terminated at any time at the Company's discretion. The share repurchase program does not have an expiration date. The timing and amount of any share repurchases will be based on the Company's liquidity, general business and market conditions, debt covenant restrictions and other factors, including alternative investment opportunities and capital structure.

PART III

The information required by Items 10, 11, 12, 13, and 14 is set forth under the headings below and when applicable is incorporated herein by reference to the Company's 2025 Proxy Statement ("Proxy Statement") to be filed with the SEC within 120 days after December 31, 2024 in connection with the solicitation of proxies for the Company's 2025 annual meeting of shareholders.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

a) Directors. The information set out in the section captioned "Election of Directors", will be filed within the Proxy Statement.

b) Executive Officers. Information about the officers of the Company is included in Item 1, Business, in Part I of this Annual Report on Form 10-K.

c) Significant Employees. Same as Executive Officers in b) above.

d) Nature of any family relationship between any director, executive officer, person nominated or chosen to become a director or executive officer. The information is included in the section captioned "Certain Business Relationships and Related Person Transactions", filed within in the Proxy Statement.

e) Business experience, during the past five years, of each director, executive officer, person nominated or chosen to become director or executive officer, and significant employees. Information about the Company's Executive Officers is included in Item 1, Business, in Part I of this Annual Report on Form 10-K and the information about the Company's Directors is included in the section captioned "Election of Directors" in the Proxy Statement.

f) Involvement in certain legal proceedings by any director, person nominated to become a director or executive officer. The information, if any, is included in the section captioned "Election of Directors", filed within the Proxy Statement.

g) Certain promoters and control persons. None.

h) Audit Committee Financial Expert. The information is included in the section captioned "Corporate Governance at Albany International", filed within the Proxy Statement.

i) Code of Ethics. The Company has adopted a Code of Ethics that applies to all of its employees, directors, and officers, including the Chief Executive Officer, Chief Financial Officer and Vice President- Controller and Chief Accounting Officer. A copy of the Code of Ethics is filed as Exhibit 10(p) and is available at the Corporate Governance section of the Company's website (www.albint.com), within the investor materials section. A copy of the Code of Ethics may be obtained, without charge, by writing to: Investor Relations Department, Albany International Corp., 216 Airport Drive, Rochester, New Hampshire 03867. Any amendment to the Code of Ethics will be disclosed by posting the amended Code of Ethics on the Company's website. Any waiver of any provision of the Code of Ethics will be disclosed by the filing of a Form 8-K.

j) Insider Trading Policy. The Company has adopted an insider trading policy governing the purchase, sale, and/or other dispositions of its securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19. It is the Company's policy to comply with all applicable securities and state laws (including appropriate approvals by the Company's board of directors or appropriate committee, if required) when engaging in transactions in the Company's securities.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is set forth in the sections of the Company's 2025 Proxy Statement captioned "2024 Executive Compensation Earned," "Summary Compensation Table," "CEO Pay Ratio," "Grants of Plan-Based Awards," "Outstanding Equity Awards At Fiscal Year-End," "Option Exercises and Stock Vested," "Pension Benefits," "Nonqualified Deferred Compensation," "Director Compensation," "Compensation Committee Report," "Compensation Discussion and Analysis," and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is set forth in the section captioned "Share Ownership" in the Company's 2025 Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	— [1]	—	1,524,080 [1],[2],[3],[4],[5]
Equity compensation plans not approved by security holders	—	—	—
Total	— [1]	—	1,524,080 [1],[2],[3],[4],[5]

(1) Does not include 30,956, 82,379, and 85,871 shares that have been granted and may be issued pursuant to 2022, 2023 and 2024, respectively, performance incentive awards granted to certain executive officers pursuant to either the 2017 Incentive Plan or the 2023 Incentive Plan. Nor does it include 4,557 shares that will be issued pursuant to non-employee director restricted stock units issued pursuant to the 2023 Incentive Plan (see footnote 5 below). In each case such awards are not "exercisable," but will be paid out to the recipients in accordance with their terms, subject to certain conditions. The ultimate number of shares actually issued pursuant to such awards may be higher or lower depending upon, among other things, forfeitures, cancellation, or, in the particular case of performance share unit awards, actual performance as measured against the performance award target goals.

(2) Reflects the number of shares that may be issued pursuant to future awards under the 2023 Incentive Plan. This includes the Common Stock that remained available for issuance under the 2017 Incentive Plan but which are now issuable under the 2023 Incentive Plan (see footnote 4 below).

(3) The 2017 Incentive Plan does not permit the Board of Directors to increase the number of shares that may be issued under the Plan without shareholder consent. Shares of Common Stock covered by awards granted under the 2017 Incentive Plan through 2023 are counted as used to the extent the awards are actually earned and settled in shares, including shares withheld to satisfy participant personal income tax requirements. If shares are issued subject to conditions that may result in the forfeiture, cancellation, or return of such shares to the Company, any shares forfeited, canceled, or returned shall be treated as not issued.

(4) The 2023 Incentive Plan does not permit the Board of Directors to increase the number of shares that may be issued under the Plan without shareholder consent. However, the 2023 Incentive Plan expressly provides that any shares remaining available for issuance under the 2017 Incentive Plan would be available for issuance under the 2023 Incentive Plan, in addition to the 1,000,000 shares authorized by shareholders with the approval of the 2023 Incentive Plan. Shares of Common Stock covered by awards granted under the 2023 Incentive Plan are counted as used to the extent the awards are actually earned and settled in shares, including shares withheld to satisfy participant personal income tax requirements. If shares are issued subject to conditions that may result in the forfeiture, cancellation, or return of such shares to the Company, any shares forfeited, canceled, or returned shall be treated as not issued.

(5) The Company's independent Directors are paid an annual retainer in the aggregate dollar amount of $220,000 for service as a member of the Company's Board of Directors (excluding additional fees for committee memberships), of which $135,000 is required to be paid in shares of Class A Common Stock. The total number of shares to be paid to each independent Director each year shall be determined by the closing price of a share of such stock on the day of the Annual Meeting at which the election of Directors for such year occurs ("the Valuation Price"), as such Valuation Price is reported for such day in the Wall Street Journal, rounded down to

the nearest whole number. Independent Directors are expected to hold shares with a value of $660,000 or three times the value of the annual retainer. Independent Directors may elect to receive, in stock, all of the retainer payable in shares of Common Stock. Beginning in 2024, the shares paid to independent Directors are paid from the pool of shares available pursuant to the 2023 Incentive Plan. In addition, beginning in 2024 Directors can elect to defer receipt of all or a portion of such shares until a future date, in which case they are granted a non-employee director restricted stock unit award, awarding restricted stock units in a number equal to the number of shares deferred.

Item 13.   CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is set forth in the section captioned "Director Independence" and "Election of Directors" in the Company's 2025 Proxy Statement and is incorporated herein by reference.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Albany, NY, Auditor Firm ID: 185.

The information required by this item is included in Item 2, "Ratification of Independent Auditors" in the Company's 2025 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   FINANCIAL STATEMENTS

	Page Number in Form 10-K
See Item 8 of this Form 10-K setting forth the Report of the Independent Registered Public Accounting Firm (PCAOB ID 185) and our Consolidated Financial Statements.	58

(a)(2)   FINANCIAL STATEMENT SCHEDULES

ALBANY INTERNATIONAL CORP. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	**Balance at beginning of period**	**Charge to expense**	**Other (a)**	**Balance at end of the period**
Allowance for doubtful accounts				
Year ended December 31:				
2024	$ 6,190	$ 310	$ (1,575)	$ 4,925
2023	3,984	640	1,566	6,190
2022	3,248	1,408	(672)	3,984
Allowance for sales returns				
Year ended December 31:				
2024	$ 10,232	$ 6,253	$ (7,063)	$ 9,422
2023	9,070	5,499	(4,337)	10,232
2022	9,552	6,130	(6,612)	9,070
Valuation allowance deferred tax assets				
Year ended December 31:				
2024	$ 9,848	$ 6,855	$ (1,207)	$ 15,496
2023	9,786	(1,381)	1,443	9,848
2022	10,659	(839)	(34)	9,786

(a) Amounts acquired, sold, written off, or recovered, and the effect of changes in currency translation rates, are included in Column D.

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference		
			Form	Period Ending	Filing Date
3 (a)	Amended and Restated Certificate of Incorporation of Company		8-K		05/18/23
3.1	Albany International Corp. By Laws, effective as of September 20, 2024.		8-K		09/26/24
4.1	Description of the Company's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.		8-K		08/05/21
4 (a)	Article IV of Certificate of Incorporation of Company		8-K		05/18/23
4 (b)	Specimen Stock Certificate for Class A Common Stock		S-1, No. 33-16254		09/30/87
Credit Agreements					
10.1	First Amendment to Amended and Restated Credit Agreement, dated as of June 28, 2024, between Albany International Corp. and JPMorgan Chase Bank, N.A., as Administrative Agent.		10-Q	6/30/24	08/06/24
10(k)(xx)	$800 million Five-Year Revolving Credit Facility Agreement among Albany International Corp., the other Borrowers named therein, the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of August 16, 2023.		8-K		08/16/23
10(k)(xx)	$700 Million Five-Year Revolving Credit Facility Agreement among Albany International Corp., the other Borrowers named therein, the Lenders Party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of October 27, 2020		8-K		10/29/20
Restricted Stock Units					
10(l)(vi)	2003 Restricted Stock Unit Plan, as amended May 7, 2008		8-K		05/13/08
10(l)(viii)	2011 Performance Phantom Stock Plan as adopted on May 26, 2011		10-Q	6/30/11	08/09/11
10(l)(xi)	Form of Restricted Stock Unit Award for units granted on August 28, 2018		8-K		09/04/18
10(l)(xii)	Form of Restricted Stock Unit Award for units granted on April 1, 2019		10-Q	3/31/19	05/01/19
10(l)(xiii)	Form of Restricted Stock Unit Award for units granted on November 4, 2019		10-K	12/31/19	02/28/20
10(l)(xiv)	Form of 2011 Performance Stock Bonus agreement		10-K	12/31/19	02/28/20
10(l)(xv)	Form of 2021 Restricted Stock Unit Award Agreement		8-K		02/25/21
10(l)(xvi)	Form of 2024 Restricted Stock Unit Award Agreement		8-K		02/29/24
10(l)(xvii)	Form of 2024 Non-Employee Director Restricted Stock Unit Award Agreement		8-K		02/29/24
Stock Options					
10(m)(i)	1992 Stock Option Plan		8-K		01/18/93
10(m)(vii)	1998 Stock Option Plan, as amended and restated as of August 7, 2003		10-Q	9/30/03	11/06/03
Executive Compensation					
10(m)(xix)	Form of 2021 Multi-year Performance Bonus Agreement		8-K		02/25/21
10(m)(xx)	Form of Special Incentive Award Agreement		8-K		06/14/23

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference		
			Form	Period Ending	Filing Date
10(m)(xxi)	Form of 2024 Multi-Year Performance Bonus Agreement		8-K		02/29/24
10(l)(viii)	Form of Severance Agreement between the Company and certain corporate officers or key executives		8-K		01/04/16
10(n)(i)	Supplemental Executive Retirement Plan, adopted as of January 1, 1994, as amended and restated as of January 1, 2008		8-K		01/02/08
10(n)(ii)	2017 Incentive Plan		Def 14A		03/29/17
10(n)(vii)	2023 Long Term Incentive Plan		Def 14A		03/30/23
10(n)(viii)	Form of 2024 Annual Performance Bonus Award Agreement		8-K		02/29/24
10(o)(iv)	Directors' Annual Retainer Plan, as amended and restated as of February 23, 2018		Def 14A		03/28/18
10(p)	Code of Ethics		10-K	12/31/03	03/11/04
10(q)	Directors Pension Plan, amendment dated as of January 12, 2005		8-K		01/13/05
10(t)	Form of Indemnification Agreement		8-K		04/12/06
10(u)(ix)	Mutual Separation Agreement, dated August 7, 2024, between the Company and Gregory Harwell		10-Q	9/30/24	10/30/24
10.2	Amended and restated LLC operating agreement by and between Albany Engineered Composites and Safran Aerospace Composites, Inc. 10% equity interest in ASC for $28 million		10-K	12/31/13	02/26/14
10.3	Employment agreement, dated September 1, 2023, between the Company and Gunnar Kleveland		8-K		08/21/23
10.4	Form of Special Incentive Award Agreement		8-K		08/21/23
19	Insider Trading Policy	X	10-K	12/31/24	02/26/25
21	Subsidiaries of Company	X	10-K	12/31/24	02/26/25
23	Consent of Independent Registered Public Accounting Firms	X	10-K	12/31/24	02/26/25
24	Powers of Attorney	X	10-K	12/31/24	02/26/25
31(a)	Certification of Gunnar Kleveland required pursuant to Rule 13a-14(a) or Rule 15d-14(a)	X	10-K	12/31/24	02/26/25
31(b)	Certification of Robert D. Starr required pursuant to Rule 13a-14(a) or Rule 15d-14(a)	X	10-K	12/31/24	02/26/25
32(a)	Certification of Gunnar Kleveland and Robert D. Starr required pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	X	10-K	12/31/24	02/26/25
97	Incentive Compensation Recovery Policy	X	10-K	12/31/24	02/26/25

The following information from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (Extensive Business Reporting Language), filed herewith:

101(i)	Consolidated Statements of Income for the years ended December 31, 2024, 2023, and 2022	X	10-K	12/31/24	02/26/25
101(ii)	Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022	X	10-K	12/31/24	02/26/25
101(iii)	Consolidated Balance Sheets as of December 31, 2024 and 2023	X	10-K	12/31/24	02/26/25
101(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022	X	10-K	12/31/24	02/26/25
101(v)	Notes to Consolidated Financial Statements	X	10-K	12/31/24	02/26/25
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH	XBRL Taxonomy Extension Schema Document				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover page formatted as Inline XBRL and contained in Exhibit 101				

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 26th day of February, 2025.

ALBANY INTERNATIONAL CORP.

By /s/ Robert D. Starr
Robert D. Starr
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
* Gunnar Kleveland	President and Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2025
/s/ Robert D. Starr Robert D. Starr	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2025
* John J. Tedone	Vice President - Controller and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2025
* John R. Scannell	Chairman of the Board and Director	February 26, 2025
* Katharine L. Plourde	Director	February 26, 2025
* Mark J. Murphy	Director	February 26, 2025
* Kenneth W. Krueger	Director	February 26, 2025
* J. Michael McQuade	Director	February 26, 2025
* Christina M. Alvord	Director	February 26, 2025
* Russell E. Toney	Director	February 26, 2025
* Bonnie C. Lind	Director	February 26, 2025

*By /s/ Robert D. Starr
Robert D. Starr
Attorney-in-fact

CORPORATE INFORMATION

Investor Relations

The Company's Investor Relations Department may be contacted at:
Investor Relations Department
Albany International Corp.
216 Airport Drive
Rochester, NH 03867
Telephone: (603) 330-5850
Fax: (603) 994-3974
E-mail: investor.relations@albint.com

Transfer Agent and Registrar

Computershare
PO box 43078
Providence, RI 02940-3078
Telephone (toll-free): 1-877-277-9931
Web: www.computershare.com/investor

Shareholder Services

As an Albany International shareholder, you are invited to take advantage of our convenient shareholder services.

Computershare maintains the records for our registered shareholders and can help you with a variety of shareholder-related services at no charge, including:

- Change of name and/or address

- Consolidation of accounts

- Duplicate mailings

- Dividend reinvestment enrollment

- Lost stock certificates

- Transfer of stock to another person

- Additional administrative services

Access *your investor statements online 24 hours a day, 7 days a week at Investor Center. For more information, go to www.computershare.com/investor.*

Notice of Annual Meeting

We will again hold our Annual Meeting virtually this year. The Annual Meeting of the Company's shareholders will be held virtually on Friday, May 16, 2025 at 9:00 a.m. EDT. Access details for the virtual meeting will be published in the Company's 2025 Proxy filed with the Securities and Exchange Commission.

Equal Employment Opportunity

Albany International, as a matter of policy, does not discriminate against any employee or applicant for employment because of race, color, religion, sex, sexual orientation, national origin, age, physical or mental disability, or status as a disabled or Vietnam-era veteran. This policy of nondiscrimination is applicable to matters of hiring, upgrading, promotions, transfers, layoffs, terminations, rates of pay, selection for training, recruitment, and recruitment advertising. The Company maintains affirmative action programs to implement its EEO policy.

Directors and Officers

Directors:

John R. Scannell, Chairman[2]
Retired – Chief Executive Officer,
Moog, Inc.

Gunnar Kleveland
President and Chief Executive Officer

Katharine L. Plourde[1,3]
Former Principal and Analyst,
Donaldson, Lufkin & Jenrette, Inc.

Kenneth W. Krueger[1,3]
Former Interim President and Chief Executive Officer
Manitowoc Company Inc.

Mark J. Murphy[1,3]
Chief Financial Officer,
Micron Technology, Inc.

J. Michael McQuade[2,3]
Director, the Belfer Center for Science and International Affairs
Harvard University Kennedy School of Government

Christina M. Alvord[2,3]
Former President, Central Division,
Vulcan Materials Company

Russell E. Toney[1,2]
President,
Nortek Air Solutions

Bonnie C. Lind[1, 2]
Former Sr. Vice President, CFO & Treasurer
Neenah Inc.

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Governance Committee

Officers:

Gunnar Kleveland
President and Chief Executive Officer

Robert D. Starr
Executive Vice President and Chief Financial Officer

Merle Stein
President – Machine Clothing

Christopher Stone
President – Albany Engineered Composites

Suzanne Purdum
Chief Human Resources Officer

Robert A. Hansen
Senior Vice President and Chief Technology Officer

John J. Tedone
Vice President – Controller and Chief Accounting
Officer

Joseph M. Gaug
Senior Vice President – General Counsel and Secretary

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**216 AIRPORT DRIVE,
ROCHESTER, NH 03867 USA**

(603) 330-5850

www.albint.com

investor.relations@albint.com